
VALGOLD

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

April 4, 2006


06012349

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549



Dear Sirs/Mesdames:


SUPPL

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. ValGold Resources Ltd. News Release – dated March 7, 2006
2. ValGold Resources Ltd. News Release – dated March 28, 2006
3. ValGold Resources Ltd. News Release – dated March 30, 2006

Correspondence with Securities Commissions

4. NI 43-101F1 Technical Report – dated February 9, 2006.
5. Three Certificate of Qualified Person – dated February 9, 2006.
6. Three Consent of Author – dated February 28, 2006.
7. CFO Certification of Interim Filings – dated March 30, 2006.
8. CEO Certification of Interim Filings – dated March 30, 2006
9. MD&A for three and six months ended January 31, 2006
10. Unaudited Interim Financial statement for six-months ended January 31, 2005 and 2004

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

March 7, 2006 Ticker Symbol: **VAL**-TSX Venture

VALGOLD SHAREHOLDERS APPROVE OPTION TO ACQUIRE HONNOLD CORP'S SUITE OF GOLD AND PLATINUM

ValGold Resources Ltd. ("ValGold") (the "Company") is pleased to report that at its Extraordinary General Meeting held on February 28th, shareholders approved the option to acquire all of the shares of Honnold Corp ("Honnold"). Honnold is a British Virgin Island company that indirectly owns twenty-nine exploration licenses (the "Properties") covering approximately 1,300 square kilometers in Bolivar State, Venezuela.

At the Meeting, the ValGold shareholders overwhelmingly approved the transaction with 99% of the 4,358,660 shares voted in favor of the option. The transaction still requires final regulatory approval.

ValGold announced the two-stage transaction in its January 9th 2006 news release. In the first stage, ValGold has agreed to advance US$500,000 cash and a total of 5,000,000 of its common shares to acquire the sole and exclusive right and option (the "Option") to purchase the Honnold shares.

To exercise the Option, ValGold would pay the vendors at any time up to July 9, 2007 (the "Option Period") an additional US$1,500,000 in cash and issue to the vendors additional ValGold common shares having a deemed value of US$5,000,000. The deemed per share value of the ValGold shares issuable to exercise the Option is to be calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of ValGold shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event shall be not less than US$0.20.

The principal mineral properties, the Chicanan West and the Chicanan East Concessions, include the Mochila platinum exploration prospects and the Chicanan gold permits. The concessions adjoin one another and are located in Southern Bolivar State, Venezuela, approximately 50 km northwest of Kilometer 88 and the well-known Las Cristinas gold deposit.

As part of its due diligence process, ValGold commissioned and completed an NI 43-101 compliant Technical Report on the Properties, dated January 12 2006. The report is available on ValGold's website and is also filed on SEDAR. Work has already begun with the review of all of the available historical exploration data. Fieldwork is expected to commence in April with ValGold's geologists re-logging and possibly re-sampling some of the drill core from previous operators to confirm the historical estimated tonnages and to confirm the known drill targets. The initial drill program should be underway in the summer of 2006, consisting of approximately 10,000 meters, split 60% on the Chicanan East gold occurrences and 40% on the Mochilla platinum zones.

Mr. Tom Pollock, P.Geo. is ValGold's Vice President of Exploration and is the qualified person for the supervision of the exploration and development activities of the Company. Mr. Pollock will be responsible for all of the technical reporting in compliance with NI 43-101.

For further information on this major project, our Company and its other exploration projects and joint ventures, visit our website at www.valgold.com.

Stephen J. Wilkinson, President & Chief Executive Officer

Mark Feeney, Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

March 28, 2006

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD RESOURCES OPTIONS HUNTER GOLD MINE TO BRIGADIER GOLD LIMITED

ValGold Resources Ltd. ("ValGold" or the "Company") has, subject to TSX Venture Exchange acceptance ("Regulatory Approval"), entered into an agreement (the "Brigadier Agreement") with Brigadier Gold Limited ("Brigadier") whereby Brigadier has been granted options to acquire up to 80% of ValGold's interest in the Hunter Gold Mine property, and any contiguous claims subsequently staked or acquired by ValGold, which consist of seven (7) patented claims and five (5) staked claims (9 units), located in Whitney Township, approximately 13 kilometres east of Timmins, Ontario (collectively, the "Property").

ValGold holds an option to earn a 100% right, title and interest in and to the Property, subject to a 2.0% NSR royalty interest reserved by the optionor. ValGold has agreed that so long as the Brigadier Agreement remains in effect it will maintain the underlying option agreement in good standing and will do all things necessary to exercise its option therein.

In order to exercise its option, ValGold must complete the balance of the remaining option payments ($30,000 and 160,000 ValGold common shares) and incur additional work commitment expenditures on the Property of $2,474.93.

Under the terms of the Brigadier Agreement, the Company has granted Brigadier the options (the "Brigadier Options") to acquire:

(1) a 50% undivided interest in ValGolds's interest in the Property (the "First Option"); and

(2) a 30% undivided interest in ValGold's interest in the Property (the "Second Option") in addition to the 50% interest.

Brigadier has agreed to fund all exploration expenditures on the Property until the Brigadier Options are either terminated or fully exercised.

In order to exercise the First Option, Brigadier must:

(1) issue ValGold 1,700,000 common shares in the capital of Brigadier over a three year period following Regulatory Approval of the Brigadier Agreement, which includes the issuance of 425,000 Brigadier common shares upon receipt of Regulatory Approval, and 425,000 Brigadier common shares at each of the next three (3) anniversaries of Regulatory Approval; and

(2) incur exploration expenditures of $600,000 on the Property within four years following Regulatory Approval of the Brigadier Agreement. This includes a firm commitment of $250,000 in exploration expenditures to be incurred by the first anniversary of Regulatory Approval.

In order to exercise the Second Option, Brigadier must complete the share issuances and work commitments noted above, and a feasibility study on the Property, at its sole cost and expense, on or before December 31, 2010.

In the event that Brigadier exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then Brigadier and the Company shall enter into a joint venture and thereupon have the following working interests in the joint venture:

Brigadier	50%
ValGold	50%

In order to ensure that both joint venture parties are 50:50 in interest at the commencement of the joint venture, the deemed property expenditures (the "Exploration Costs") shall be the greater of $1,608,000 or the total value of all property payments and expenditures incurred by Brigadier and ValGold on the Property up to the creation of the joint venture. Should either party elect not to participate further or be unable to participate in further exploration of the property, its interest shall decrease such that at all times the Interest of each party shall be that percentage which is equivalent to its Exploration Costs expressed as a percentage of the Exploration Costs of both parties. If either party's interest drops to or below 10% its interest shall be converted to a 2% Net Smelter Royalty ("NSR") provided that the other party shall have the right to purchase 50% of such NSR for $2,000,000 at any time up to the commencement of commercial production.

In the event that Brigadier exercises both options, Brigadier and the Company shall thereupon have the following working interests in the joint venture:

Brigadier	80%
ValGold	20%

No common shares will be issued from ValGold as bonuses, finder's fees or commissions in connection with this transaction.

For further information on the Company and its projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

March 30, 2006

Ticker Symbol: VAL-TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALGOLD RESOURCES REPORTS SECOND QUARTER RESULTS

ValGold Resources Ltd. (VAL-TSX Venture) announces its results for the for the six months ended January 31, 2006 ("fiscal 2006") as a loss of $142,509 or $0.01 per share compared to a loss of $518,857 or $0.03 per share in the six months ended January 31, 2005 ("fiscal 2005").

- During fiscal 2006, ValGold completed a private placement of 1,467,333 units, providing cash of $330,150 to the treasury, compared to $446,000 in two flow-through private placements in fiscal 2005.
- During fiscal 2006, cash used in operations was $308,012, compared to $931,600 in fiscal 2005. Exploration expenditures were incurred on the following mineral properties in fiscal 2006, with comparative figures for fiscal 2005 in brackets: Tower Mountain - $70,703 ($548,343), Hunter Mine - $32,854 ($112,201), China properties - $3,117 ($218,119), Manitoba Nickel Properties - recoveries of $16,303 (recoveries of $18,467), Roy-Can and Q-9 properties - $37,056 ($Nil), Garrison Property - $364,742 ($Nil), the Horseshoe Property - $135 ($43,006) and the Venezuelan properties - $80,460.
- In fiscal 2006, ValGold sold 324,633 common shares of its investment in common shares of Northern Orion Resources Inc., for a gain of $825,735. No shares were sold in fiscal 2005.
- In fiscal 2006 the Company wrote off the balance of its Horseshoe and China properties for a total of $3,252, and the Roy-Can and Q-9 properties in Ontario, for a total of $322,051.

At January 31, 2006, ValGold's working capital, defined as current assets less current liabilities, was $2,384,753, compared with working capital of $849,731 at July 31, 2005. This amount at January 31, 2006, includes its investment in Northern Orion Resources Inc. ("NNO") with a cost of $777,218, which is recorded as marketable securities. At January 31, 2006, the market value of the shares of NNO was $2,564,433.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Independent Mineral Resource Estimation
Tower Mountain Gold Deposit

Conmee Township
Northwestern Ontario, Canada



ValGold Resources Ltd.
Suite 1400 - 570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1

February 9th, 2006

Prepared By:


CCIC

Caracle Creek International Consulting Inc.
Suite 203 - 210 Cedar Street
Sudbury, Ontario, Canada P3B 1M6
+1.705.671.1801
Scott Jobin-Bevans, Ph.D., P.Geo.
Iain Kelso, H.B.Sc., G.I.T.

and

Clark Exploration Consulting Inc.
1000 Alloy Drive
Thunder Bay, Ontario, Canada P7B 6A5
+1.807.622.3284
Desmond Cullen, H.B.Sc., P.Geo.

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

LIST OF APPENDICES

1.0 EXECUTIVE SUMMARY

Clark Exploration Consulting Inc. ("CEC") of Thunder Bay, Ontario, Canada was contracted by ValGold Resources Ltd. ("ValGold") of Vancouver, British Columbia, Canada, to review the Tower Mountain Gold Property (the "Property"), propose an exploration program and budget for further gold exploration on the Property, and prepare an Independent Technical Report (the "Report") compliant with National Instrument 43-101 ("NI 43-101"). Caracle Creek International Consulting Inc. ("CCIC") of Sudbury, Ontario, Canada was contracted by ValGold to complete an Independent Mineral Resource Estimate on the U-V Zone, located on the Property, compliant with NI 43-101 and the Standards on Mineral Resources and Reserves (CIM, 2000).

The Property, located in Conmee Township, about 40 km west-northwest of Thunder Bay, Ontario, consists of 55 claim blocs comprising 83 mining claim units, and three freehold patents (128 hectares), with a total area of approximately 1,456 hectares. In June 2002, ValGold entered into an option agreement with Mr. And Mrs. Stewart, to acquire a 100% interest in the Property (patented and unpatented claims) by completing a schedule of cash payments totalling $220,000 and completing $1,000,000 in work over a four year period. The agreement is also subject to a 2.5% Net Smelter Royalty ("NSR"), with a 1% buy back for $1,000,000 cash and a pre-production royalty ("PPR") of $25,000, payable in cash or shares, beginning in the fifth year. ValGold also agrees to pay the annual taxes on the freehold patented claims.

The Property is located within the Wawa Subprovince (Williams et al., 1991) of the Superior Structural Province of the Canadian Shield. On a local scale, the Property is situated near the eastern end of the Shebandowan Greenstone Belt, wedged between metasedimentary rocks of the Quetico Subprovince to the north and Archaean granitic terrain and Proterozoic Animikie Basin rocks to the south. Some consider the Shebandowan Greenstone Belt to be the western extension of the Abitibi Subprovince. The Property is characterized by geology similar to that documented in the Kirkland Lake area, where numerous gold showings occur within a broad range of lithologies.

Diorite-syenite intrusive suites, such as the Tower Mountain Intrusive Complex (TMIC), are spatially associated with lode gold mineralization in the Kirkland Lake area of the Abitibi Greenstone Belt, but direct links of the mineralization to the intrusive event remains a contentious issue. The Property is characterized by geology similar to that documented in the Kirkland Lake area, where numerous gold showings occur in a broad range of lithologies. The original Stewart gold occurrence, which occurs within the boundary of the Property, consists of gold, traces of chalcopyrite and up to 20% pyrite within an arcuate zone of silicified and sheared breccia, spatially associated with a syenite intrusion; fragments in the breccia zone include volcanic wall rock and syenite.

The Tower Mountain Gold Property is host to a variety of gold, sulphide and oxide mineralization. Gold mineralization is found in all Timiskaming-like rocks on the Property, particularly in proximity to the TMIC contact aureole. More than twenty-five occurrences have been discovered with grab samples assaying greater than 1.0 g/t Au and surface sampling and drilling have delineated large areas of moderate to strongly anomalous gold values. The Property exhibits a potential to host low-grade, bulk tonnage gold mineralization and high-grade vein-hosted gold mineralization. Examples of these types of mineralization are found on the Property in three zones (U-V, A-D and 4/36 zones) and have been the focus of exploration to date.

Since acquiring the Tower Mountain Property in 2002, ValGold has conducted a series of diamond drilling programs (NQ size core). In total, ValGold has drilled 67 holes on the Tower Mountain Gold Property, comprising 16,618 metres of core, and of these, 55 drill holes targeted the U-V Zone, with 47 of the 55 used to define the current Mineral Resource. In addition to diamond drilling, ValGold has completed geological mapping, channel sampling, geophysical surveys and extensive surface trenching.

Drill Program	Holes Drilled	Total Meters	Program's Best High-Grade Intersection	Program's Best Low-Grade Intersection
Fall 2002	DDH02-01 to 05	1,042	23.17 g/t Au / 1.5 m in DDH02-2	1.05 g/t Au / 73.5 m in DDH02-3
Spring 2003	DDH03-01 to 05	1,085	11.77 g/t Au / 3.0 m in DDH03-2	1.01 g/t Au / 22.5 m in DDH03-3
Fall 2003	DDH03-06 to 12	1,499	19.76 g/t Au / 1.5m in DDH03-11	0.5 g/t Au / 58.5 m in DDH03-8
Winter 2004	DDH04-01 to 10	2,601	160.0 g/t Au / 1.5m in DDH04-6	1.76 g/t Au / 84.0m in DDH04-9
Summer 2004	DDH-04-11 to 23	3,450	68.91 g/t Au / 0.2m in DDH04-19	1.93 g/t Au / 37.5m in DDH04-15
Fall 2004	DDH-04-24 to 36	3,418	50.03 g/t Au / 1.5m in DDH04-36	0.94 g/t Au / 106.5m in DDH04-31
Winter 2005	DDH-05-37 to 50	3,523	16.00 g/t Au / 1.5m in DDH05-38	0.77 g/t Au / 21.0m in DDH05-44
TOTAL:	**67 Holes**	**16,618**		

The Independent Mineral Resource Estimate presented herein, is based on data provided by ValGold Resources Ltd. and is the first Independent Resource Calculation completed on the Tower Mountain Property and specifically on the U-V Zone or "Tower Gold Deposit".

Work to date suggests that the main gold zone of the U-V Zone strikes 110-120° and has a potential strike length of 400-500 metres (Chataway, 2005). Previous work considered the mixed regions of high-and low-grade gold mineralization as a single zone with a shallow southeast plunge. However, current modelling of the U-V Zone suggests two distinct mineralized zones (the U and V zones), each one consisting of low grade envelopes around higher-grade regions. These zones are cut and displaced along their western extents by a northeast-trending fault. Although mineralization in the U-V Zone is associated with a series of narrow quartz-carbonate veins containing trace chalcopyrite, pyrite and rare visible gold, the controls and continuity of the gold mineralization are poorly

understood and require further detailed study to better understand the deposit and to guide future exploration.

The current modelling and structural interpretation suggests a body of Au mineralization dipping 70° towards 220° that has been broken by two significant faulting events. Current modelling of the U-V Zone led to the development of four discrete target regions as defined by the U Zone East and West and the V Zone East and West. The general orientation of the V Zone model was determined to be 27° / 125° (dip direction / dip angle) and the U Zone model 29° / 127°.

Grade interpolation was completed using **Ordinary Kriging Methods**. To report the results above a 0.3 g/t Au cut-off, the block models containing all estimated results were filtered to new files containing only blocks estimated to be 0.3 g/t Au or greater. Tonnage-grade evaluations were then executed against these filtered (cut-off) files. The Inferred Mineral Resource Estimate excludes the lower, westerly fault-block of the U Zone as this portion of the zone is defined by one drill-hole intercept (67.5 m of 1.2 g/t Au in drill hole TM04-24):

Inferred Mineral Resource Estimate reported at 0.3 g/t au cut-off, excluding U Zone West.

	Tonnes	Au (ppb)	Au (g/t)	Contained grams	Contained ounces
V Zone	2,353,902	770	0.77	1,811,412	58,238
U Zone	1,617,681	539	0.54	872,750	28,059

For comparison, an Inferred Mineral Resource Estimate is presented that excludes and includes the U Zone West portion:

Inferred Mineral Resource Estimates reported at 0.3 g/t Au cut-off for the U Zone.

	Tonnes	Au (ppb)	Au (g/t)	Contained grams	Contained ounces
U Zone East	1,617,681	539	0.54	872,750	28,059
U Zone East & West	2,152,460	613	0.61	1,319,408	42,420

The Inferred Mineral Resource Estimate for the entirety of the U Zone conforms with CIM standards (Postle et al., 2000), however, with only one drill hole intercept, confidence in the U Zone West Estimate is lower. **Deepening of drill holes TM04-01 and TM-04-02, about 100 metres in both cases, would serve to better define U Zone West.**

To date, three main areas of interest have evolved with the U-V Zone as the top priority, followed by the A-D Zone and finally the 04/36 Zone; all three zones of sufficient potential to justify further diamond drilling. The U-V and 04-36 zones are recent discoveries by ValGold, whereas the A-D Zone was identified from previous exploration programs.

Current modelling of the U-V Zone led to the development of four discrete target regions as defined by the U Zone East and West and the V Zone East and West. Within the southeast extent of the U Zone East, a high grade region (>1.0 g/t Au) was defined at depth and down-plunge from the main body of low grade (0.3-1.0 g/t Au) mineralization that extends toward the northwest. Within the southeast extent of the V Zone East, several high grade areas (>1.0 g/t Au) were defined within the main body of low grade (0.3-1.0 g/t Au) mineralization that extends toward the northwest. These areas should provide excellent targets for future diamond drilling programs. West of the fault that truncates and displaces the U and V zones, higher grade regions (>1.0 g/t Au) were defined at the southeast extents of the down-faulted U Zone West and V Zone West, providing excellent targets for future drill programs.

An exploration program with a budget of $398,750 is proposed to further examine the Property:

Item	Unit	No. Units	$/Unit	Amount
Data Compilation	day	30	$1,000.00	$30,000
Diamond Drilling (all inclusive) U-V Zone	metres	1000	$125.00	$125,000
Diamond Drilling (all inclusive) 4/36 Zone	metres	500	$125.00	$62,500
Diamond Drilling (all inclusive) A-D Zone	metres	1000	$125.00	$125,000
Report Writing/Drafting	ea	1	$20,000.00	$20,000
			Sub-Total:	$346,500
			Contingency (10%):	$34,650
			TOTAL:	**$398,750**

It is the professional opinion of CEC and CCIC that the character of the Tower Mountain Gold Property, the Mineral Resource Estimate it represents, and the potential for developing new mineral targets and expanding current Mineral Resources are of sufficient merit to justify further exploration on the Property, as recommended.

2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1 Introduction

Clark Exploration Consulting Inc. ("CEC") of Thunder Bay, Ontario, Canada was contracted by ValGold Resources Ltd. ("ValGold") of Vancouver, British Columbia, Canada, to review the Tower Mountain Gold Property (the "Property"), propose an exploration program and budget for further gold exploration on the Property, and prepare an Independent Technical Report (the "Report") compliant with National Instrument 43-101 ("NI 43-101"). Caracle Creek International Consulting Inc. ("CCIC") of Sudbury, Ontario, Canada was contracted by ValGold to complete an Independent Mineral Resource Estimate on the U-V Zone, located on the Property, compliant with NI 43-101 and the Standards on Mineral Resources and Reserves (CIM, 2000).

The Property is located in Conmee Township, about 40 km west-northwest of Thunder Bay, Ontario (Figures 4-1, 4-2 and 7-2). The Property consists of 55 mining claim blocs comprising 83 mining claim units, and three freehold patents (128 hectares), with a total area of approximately 1,456 hectares (Figure 4-2).

The Property is located within the Wawa Subprovince (Williams et al., 1991) of the Superior Structural Province of the Canadian Shield (Figure 7-1). On a local scale, the Property is situated near the eastern end of the Shebandowan Greenstone Belt, wedged between metasedimentary rocks of the Quetico Subprovince to the north and Archaean granitic terrain and Proterozoic Animikie Basin rocks to the south. Some consider the Shebandowan Greenstone Belt to be the western extension of the Abitibi Subprovince.

The Property is characterized by geology similar to that documented in the Kirkland Lake area, where numerous gold showings occur within a broad range of lithologies. The Property exhibits a potential to host low-grade, bulk tonnage gold mineralization and high-grade vein-hosted and/or shear-hosted gold mineralization. Examples of these types of gold mineralization have been discovered on the Property. ValGold has completed a total of 67 drill holes on the Property, totalling 16,618 metres of core, and of these, 55 drill holes targeted the U-V Zone, with 47 of the 55 used to define the current Mineral Resource. In addition to diamond drilling, ValGold has completed geological mapping, channel sampling, geophysical surveys and extensive surface trenching.

2.2 Scope of Work

Clark Exploration Consulting Inc. and Caracle Creek International Consulting Inc. have been retained by ValGold to conduct an independent geotechnical review and independent Mineral Resource Estimation for the Property and produce an Independent Technical Report (the "Report") in

accordance with the guidelines set out in National Instrument 43-101 (NI43-101), companion policy NI43-101CP and Form 43-101F1. In order to complete the Mineral Resource Estimate and Report, CEC and CCIC have completed the following:

- a visit to the Tower Mountain Gold Property by CEC
- examination of diamond drill core by CEC
- meetings with various personnel involved in the exploration programs
- review of the Quality Control/Quality Assurance procedures (i.e. laboratory, care and control of samples, storage)
- review of analytical procedures
- review of diamond drill hole database
- review of previous geological and geophysical programs
- generation of GIS database
- generation and review of geological models
- generation of block models and completion of Mineral Resource Estimation
- completion of Mineral Resource Classification in accordance with the "Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves Definition Guidelines" (Postle et al., 2000)

2.3 Basis of the Report

This Report and recommendations are based on the following data as made available to CEC and CCIC by ValGold, public domain sources and various consultants associated with ValGold:

- diamond drill hole database
- geological interpretation and information from ValGold geologists and personnel
- historical exploration relating to the Property
- site visit by CEC personnel (Desmond Cullen) on July 25th, 2005
- diamond drill core sample examination
- discussions held with ValGold management and geologist
- digital data as supplied to CEC and CCIC by ValGold
- various reports as listed in the References section

2.4 Terminology and Unit Conversion

In Canada, the Metric System or SI System is the primary system of measure and length is generally expressed in kilometres, metres and centimetres, volume is expressed as cubic metres, mass expressed as metric tonnes, and nickel and copper grades are generally expressed as percent. The precious and platinum-group metals grades are generally expressed as ounce per ton but may also be in parts per billion or parts per million. Conversions from the SI or Metric System to the Imperial System are provided below and quoted where practical. Many of the geologic publications and more recent work assessment files now use the SI system but older work assessment files almost exclusively refer to the Imperial System. Metals and minerals acronyms in this report conform to mineral industry accepted usage and the reader is directed to an online source at www.maden.hacettepe.edu.tr/dmmrt/index.html.

Conversion factors utilized in this report include: 1 troy ounces/ton = 34.29 gram/tonne; 0.029 troy ounces/ton = 1 gram/tonne; 1 troy ounces/ton = 31.1035 gram/ton; 0.032 troy ounces/ton = 1

gram/ton; 1 gram = 0.0322 troy ounces; 1 troy ounce = 31.104 grams; 1 pound = 0.454 kilograms; 1 foot = 0.3048 metres; 1 mile = 1.609 kilometres; 1 acre = 0.405 hectares; and, 1 sq mile = 2.59 square kilometres. The term gram/tonne or g/t is expressed as "gram per tonne" where 1 gram/tonne = 1 ppm (part per million) = 1000 ppb (part per billion). Other abbreviations include ppb = parts per billion; ppm = parts per million; opt = ounce per short ton; Moz = million ounces; Mt = million tonne; t = tonne (1000 kilograms); SG = specific gravity; lb/t = pound/tonne; and, st = short ton (2000 pounds).

Dollars are expressed in Canadian currency (CAD$) unless otherwise noted. Nickel, copper and cobalt prices are stated as US$ per pound (US$/lb) whereas gold, silver and platinum-group metals prices are stated in US$ per troy ounce (US$/oz).

Unless otherwise mentioned, all Universal Transverse Mercator (UTM) coordinates in this Report are provided in the datum of Canada, NAD83 Zone 16.

2.5 CCIC's Qualifications

Caracle Creek International Consulting Inc. is based in Sudbury, Ontario, Canada and was incorporated in 2001. CCIC is a geological consulting company that provides a wide range of geological and engineering services to the mineral industry. With offices in Canada (Sudbury, Ontario and Abbotsford, British Columbia) and South Africa (Johannesburg), CCIC is well positioned to service its international client base. CCIC's mandate is to provide professional geological and engineering services to the mineral exploration and development industry at competitive rates and without compromise. CCIC's group of professionals have international experience in a variety of disciplines and offer services that include:

- Exploration Project Generation, Design and Management
- Data Compilation and Exploration Target Generation
- Property Evaluation and Due Diligence Studies
- Independent Technical Reports (43-101)/Competent Persons' Reports
- Mineral Resource/Reserve Modelling, Estimation and Audit, and Conditional Simulation
- 3D Geological Modelling, Visualization and Database Management

CCIC has access to the most current software for data management, interpretation and viewing, manipulation and target generation:

- most current and popular GIS database platforms
- Data Modelling for Target Generation/3D GIS Querying
- Data Integration and Spatial Database Viewing/Management
- Graphics – AutoCAD, Geosoft Oasis Montaj Viewer, CorelDraw, Adobe Illustrator

Dr. Scott Jobin-Bevans, Managing Director of CCIC, is a geologist in good standing with the Association of Professional Geoscientists of Ontario (APGO - #0183). Dr. Jobin-Bevans has over 17 years experience in mineral exploration and has authored or co-authored numerous Independent

Technical Reports (NI43-101) or Competent Persons Reports for the purpose of listings on the TSX Venture Exchange of the Toronto Stock Exchange, and the Alternative Investment Market (AIM) and OFEX markets of the London Stock Exchange. Dr. Jobin-Bevans also has experience in geological and resource modelling, and in the management of quality control-quality assurance programs.

Mr. Iain Kelso, who is a member in good standing with the APGO and a Geoscientist in Training (G.I.T.), is co-author on this Report, on behalf of CCIC. Mr. Kelso has several years experience in geological modelling and resource calculations, and in the management of quality control-quality assurance programs. Certificates of Qualifications for the principal authors are provided in Appendix 1.

2.6 CEC's Qualifications

Mr. Desmond Cullen was responsible for co-authoring the geotechnical aspects of this Report, on behalf of CEC, and is a geologist in good standing with the Association of Professional Geoscientists of Ontario (APGO - #0164). Mr. Cullen has over 16 years experience in mineral exploration and has authored or co-authored numerous Independent Technical Reports (NI43-101). Certificates of Qualifications for the principal authors are provided in Appendix 1.

3.0 DISCLAIMER

CCIC and CEC have conducted this independent technical assessment in accordance with the methodology and format outlined in National Instrument 43-101, companion policy NI43-101CP and Form 43-101F1. This Report is directed solely for the development and presentation of data with recommendations to allow for ValGold to reach informed decisions. This Report was prepared by competent and professional individuals from Clark Exploration Consulting Inc. and Caracle Creek International Consulting Inc. on behalf of ValGold Resources Ltd., for their ability to raise funds to further explore and develop the Property. The information, conclusions and recommendations contained herein are based largely on a review of digital and hard copy data and information supplied to CEC and CCIC by ValGold, as well as various published geological reports, discussions with representatives from ValGold who are familiar with the Property and the area in general. CEC and CCIC have assumed that the reports and other data listed in the "References" section of this report are substantially accurate and complete.

CEC and CCIC have relied exclusively on information provided by ValGold regarding land tenure and technical information and all of these sources appear to be of sound quality. CEC and CCIC are unaware of any technical data other than that presented by ValGold or its agents. CEC and CCIC did not conduct an in-depth review of mineral title and ownership and the title ownership and status of claims as outlined in this Report was obtained from ValGold and from the Ministry of Northern Development and Mines (MNDM) website "http://www.mci.mndm.gov.on.ca/claims/clm_intr.cfm".

While title documents and option agreements were reviewed for this study as provided by the client, it does not constitute nor is it intended to represent a legal, or any other, opinion as to title.

The Mineral Resources presented in this Report are an estimate of the size and grade of the Tower Gold Deposit based on limited sampling and on assumptions and parameters available at the time this Report was written. Consequently, the Mineral Resource estimation as presented will change as additional information becomes available.

All relevant information on the Property presented in this Report is based on data derived from reports written by geologists and/or engineers, whose professional status may or may not be known in relation to the National Instrument 43-101 definition of a Qualified Person. CCIC and CEC have made every attempt to accurately convey the content of those files, but cannot guarantee either the accuracy or validity of the work contained within those files. However, CCIC and CEC believe that these reports were written for internal purposes only, with the objective of presenting the results of the work performed without any promotional or misleading intent. In this sense, the information presented should be considered reliable, unless otherwise stated, and may be used without any prejudice by ValGold Resources Ltd..

CCIC and CEC are not responsible for any omissions in, and CCIC and CEC do not guarantee, and make no warranty as to the accuracy of, information received from outside sources. CEC and CCIC have made all reasonable efforts to outline any land tenure or environmental issues relating to the Property and CEC and CCIC disclaim all responsibility for missing or inaccurate Property information.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Tower Mountain Gold Property is located in Conmee Township (Figures 2-2 and 2-3), Thunder Bay Mining Division, about 40 km west-northwest of Thunder Bay, Ontario (NTS map sheet 52A/12). The Property consists of 55 claim blocs comprising 83 unpatented mining claim units and three freehold patents (128 hectares), totalling approximately 1,456 hectares. The unpatented mining claims are in good standing and registered in the names of ValGold or Mel Stewart of Thunder Bay (Table 4-1); the patented claims are held by Mel and Ellen Stewart (Table 4-2).

In June 2002, ValGold entered into an option agreement with Mr. And Mrs. Stewart, to acquire a 100% interest in the Property by completing a schedule of cash payments totalling $220,000 and completing $1,000,000 in work over a four year period. The agreement is also subject to a 2.5% Net Smelter Royalty ("NSR"), with a 1% buy back for $1,000,000 cash and a pre-production royalty ("PPR") of $25,000, payable in cash or shares, beginning in the fifth year. ValGold also agrees to pay

the annual taxes on the freehold patented claims. The Property currently comprises 55 contiguous claim blocs comprising 83 mining claim units and three Freehold Patents, all of which are subject to the option agreement of June 2002.

CEC and CCIC are unaware of any environmental liabilities or public hazards associated with the Property, and work permits are not required in Ontario to perform the work prescribed in this report.

Table 4-1. Unpatented mining claims comprising the Tower Mountain Gold Property.

Claim No. (TB series)	Registered Holder	Township	Date Recorded	Expiry Date	Work Required	No. Units
1202256	Mel Stewart	Conmee	May 26, 1995	May 26, 2007	$1,600	4
1202257	Mel Stewart	Conmee	Mar 22, 1996	Mar 22, 2007	$800	2
1202258	Mel Stewart	Conmee	April 2, 1996	April 2, 2007	$400	1
786332	Mel Stewart	Conmee	Aug 10, 1984	Aug 10, 2009	$400	1
794468	Mel Stewart	Conmee	Dec 06, 1984	Dec 06, 2007	$400	1
794469	Mel Stewart	Conmee	Dec 06, 1984	Dec 06, 2007	$400	1
813520	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
813521	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
813522	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
813523	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
813524	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
813525	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
813526	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
813527	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
813528	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
813529	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
814023	Mel Stewart	Conmee	Nov 22, 1984	Nov 22, 2009	$400	1
814024	Mel Stewart	Conmee	Nov 22, 1984	Nov 22, 2009	$400	1
814025	Mel Stewart	Conmee	Aug 10, 1984	Aug 10, 2009	$400	1
814026	Mel Stewart	Conmee	Nov 22, 1984	Nov 22, 2009	$400	1
814027	Mel Stewart	Conmee	Nov 22, 1984	Nov 22, 2009	$400	1
814028	Mel Stewart	Conmee	Nov 22, 1984	Nov 22, 2009	$400	1
829218	Mel Stewart	Conmee	Nov 22, 1984	Nov 22, 2009	$400	1
829219	Mel Stewart	Conmee	Nov 22, 1984	Nov 22, 2009	$400	1
829220	Mel Stewart	Conmee	Nov 22, 1984	Nov 22, 2009	$400	1
829221	Mel Stewart	Conmee	Nov 22, 1984	Nov 22, 2009	$400	1
829229	Mel Stewart	Conmee	Nov 26, 1984	Nov 26, 2007	$400	1
829230	Mel Stewart	Conmee	Nov 26, 1984	Nov 26, 2007	$400	1
829231	Mel Stewart	Conmee	Nov 26, 1984	Nov 26, 2007	$400	1
829232	Mel Stewart	Conmee	Nov 26, 1984	Nov 26, 2007	$400	1
829233	Mel Stewart	Conmee	Nov 26, 1984	Nov 26, 2009	$400	1

Table 4-1(cont.).

Claim No. (TB series)	Registered Holder	Township	Date Recorded	Expiry Date	Work Required	No. Units
829234	Mel Stewart	Conmee	Nov 26, 1984	Nov 26, 2007	$400	1
829557	Mel Stewart	Conmee	Nov 22, 1984	Nov 22, 2009	$400	1
829588	Mel Stewart	Conmee	Dec 06, 1984	Dec 06, 2007	$400	1
829810	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
829811	Mel Stewart	Conmee	Nov 26, 1984	Nov 26, 2009	$400	1
829812	Mel Stewart	Conmee	Nov 26, 1984	Nov 26, 2007	$400	1
829823	Mel Stewart	Conmee	Dec 11, 1984	Dec 11, 2009	$400	1
829824	Mel Stewart	Conmee	Dec 11, 1984	Dec 11, 2009	$400	1
829825	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
829826	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
829827	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2009	$400	1
829828	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
829829	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
829830	Mel Stewart	Conmee	Dec 17, 1984	Dec 17, 2007	$400	1
863407	Mel Stewart	Conmee	Dec 03, 1985	Dec 03, 2007	$400	1
863409	Mel Stewart	Conmee	Dec 03, 1985	Dec 03, 2007	$400	1
863410	Mel Stewart	Conmee	Dec 03, 1985	Dec 03, 2007	$400	1
863411	Mel Stewart	Conmee	Dec 03, 1985	Dec 03, 2007	$400	1
3002227	ValGold	Conmee	July 10, 2002	July 10, 2009	$2,000	5
3002228	ValGold	Conmee	July 10, 2002	July 10, 2010	$3,200	8
3002230	ValGold	Conmee	July 10, 2002	July 10, 2009	$3,200	8
3002232	ValGold	Conmee	July 19, 2002	July 19, 2009	$1,200	3
3002233	ValGold	Conmee	July 19, 2002	July 19, 2009	$1,600	4
3002234	ValGold	Conmee	July 19, 2002	July 19, 2009	$800	2
				TOTAL:	**$33,200**	**83**

Table 4-2. Freehold patented claims comprising the Tower Mountain Gold Property.

Freehold Patent	Ownership	Area (ha)
South ½ of Lot 5 Concession VIII	Mel Stewart 50%, Ellen Stewart 50%	64
West ½ of south ½ of Lot 7, Concession VIII	Mel Stewart 50%, Ellen Stewart 50%	32
East ½ of south ½ of Lot 8, Concession VIII	Mel Stewart 100%,	32
	TOTAL:	**128**


94°
90°
86°
N
MANITOBA
ONTARIO
53°
53°
TOWER MOUNTAIN
PROPERTY
51°
51°
Red Lake
105
599
Sioux
Lookout
Kenora
Dryden
72
Geraldton
11
49°
49°
527
Nipigon
17
11
Marathon
Hemlo
17
Fort
Frances
Thunder
Bay
CANADA
U.S.A.
Scale
0
50
100
150
200
Km
94°
90°
86°

Figure 4-1. Location of Tower Mountain Gold Property, northwestern Ontario, Canada.


LEGEND
PROPERTY BOUNDARY WITH CLAIM NUMBER
1202257
WATER
ROAD
FREEHOLD PATENT SURFACE AND MINING RIGHTS
ValGold Resources Ltd.
TOWER MOUNTAIN PROPERTY
CLAIMS
CLARK EXPLORATION CONSULTING

Figure 4-2. ValGold mining claim holdings at the Tower Mountain Gold Property, Ontario.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Tower Mountain Gold Property is accessed by gravel road from Highway 11/17 at Sunshine, approximately three kilometres west of Sistonen Corners (intersection of Highway 102 and 11/17). From the south, the Property can be accessed by travelling west on Mokomon Road for approximately four kilometres and then north on the Tienharra Road, which follows a power line. The turn-off for Mokomon Road is located approximately 10 kilometres north of Kakabeka Falls on Highway 11/17. The Property itself is traversed by a number of gravel roads and ATV trails.

Temperatures range from highs of 35°C in summer to lows of –40°C in winter, with snow cover between November and May. The best season for exploration is between June and October, although in lake covered or swampy areas, exploration activities such as geophysical surveys and diamond drilling can be considered, as winter freeze-up can offer better accessibility.

The Tower Mountain Gold Property is located about 40 kilometres west-northwest of the City of Thunder Bay, Ontario (110,000 population), which has a skilled and educated work force, an international airport, rail service, and port facilities situated at the west end of Lake Superior along the Great Lakes-St. Lawrence Seaway (Figure 4-1).

In general, the topography and vegetation on the Property consists of low, rolling hills less than 150 metres high, with occasional ridges, that are covered by black spruce, jack pine, birch and poplar, with scattered small lakes and muskeg swamp. Drainage in the immediate area is northward into the Matawin River, just north of the Property, which in turn flows into the Kaministiquia River and Lake Superior. Bedrock is exposed over about 20% of the Property with deep (>20 m) cover over the western portion, and generally shallow (<6 m) cover in the central and eastern parts of the Property; cover mainly constitutes clay and glacial till and shallows toward the east.

6.0 PROPERTY HISTORY

A review of the assessment files, on file at the Thunder Bay District Geologist's office, indicates very little previous exploration on the Property, prior to the 1984 discovery of gold on the Property by Mr. Mel Stewart. ValGold began exploring the Property for gold in 2002. Historical exploration that has been conducted on the Property is summarized as follows:

1967: Canadian Nickel Company drilled 2 holes totalling 300 metres in the southwest part of the Property to test airborne anomalies; intersected graphitic and sulphide bearing horizons.

1968: Phelps Dodge conducted a magnetometer survey over the western contact of the Tower Stock and reported highly erratic magnetic responses.

1984: Prospector M. Stewart discovered gold (Stewart occurrence; Carter, 1990) on the present location of the Tower Mountain Gold Property and subsequently staked the area.

1984-85: M. Carter conducted a mapping program for the Ontario Geological Survey. Results were published in Geology of Forbes and Conmee Townships, Ontario Geological Survey (OGS) Open File Report 5726.

1985-88: Noranda conducted geological mapping, ground magnetics, VLF-EM, Induced Polarization (IP), and geochemical surveys over most of the Property. Numerous trenches were completed and sampled. Detailed mapping, magnetometer and IP surveys were conducted over the A Zone. A total of 2,880.5 metres of diamond drilling was performed in 38 holes. Numerous gold occurrences were identified and a deposit of 60,000 tonnes grading 3.0 g/t Au was outlined, some of which appears to extend off of the current Tower Mountain Gold Property. This resource constitutes a "historical resource" in the context of NI43-101 and was not verified or audited by CEC or CCIC.

1987: Local prospector H. Lundmark conducted geological, geochemical and VLF surveys on current mining claims TB 1202256 and TB 1202258. Several anomalies were identified.

1988: Noranda conducted prospecting, geological mapping, geochemical sampling and limited trenching on current claims TB 1202256 and TB 1202258. No anomalous gold mineralization was reported.

1988-90: Inco Exploration conducted geological mapping and ground magnetic surveys over most of the current Property. Several trenches were dug and sampled. A total of 2,594.0 metres of diamond drilling was performed in 22 holes. Nineteen gold occurrences were identified. Additional work was recommended, but the option was dropped when Inco terminated its gold exploration in the area.

1989-90: H. Lundmark performed stripping and trenching on current claims TB 1202256 and TB 1202258. Graphitic horizons were identified but no anomalous gold mineralization was reported.

1990: The Shebandowan Greenstone Belt, including the Tower Mountain Gold Property, was flown by the Ontario Geological Survey utilizing the Aerodat Magnetic-Electromagnetic System. Several moderate to strong EM anomalies were detected, occurring within the current Property boundaries.

1994-95: Glamis Gold optioned the Property for a brief period and conducted prospecting over part of the Inco grid, reporting values up to 50.0 g/t Au.

1996-98: Avalon Ventures Ltd. completed data compilation, mapping, re-evaluation and detailed mapping of known gold occurrences, soil geochemistry, IP, trenching, and four diamond drill holes totalling 1,318 metres.

7.0 GEOLOGICAL SETTING

7.1 Regional Geology

Much of the regional geology is described by Pollock and Wesa (2004), Williams et al. (1991) and Santaguida (2001). The Property is located within the Wawa Subprovince (Williams et al., 1991) of the Superior Structural Province of the Canadian Shield (Figure 7-1). On a local scale, the Property is situated near the eastern end of the Shebandowan Greenstone Belt, wedged between metasedimentary rocks of the Quetico Subprovince to the north and Archaean granitic terrain and Proterozoic Animikie Basin rocks to the south (Figure 7-2). Some consider the Shebandowan

Greenstone Belt to be the western extension of the Abitibi Subprovince, largely on the basis of similarities in volcano-sedimentary rock sequences.


Metavolcanic-Metasedimentary greenstone belts
Metasedimentary and Gneissic Rocks
Granitoid Rocks
Provincial boundary
International boundary
Subprovince boundary
Limit of exposed Archean rocks
Sugluk
Cape Smith Belt
Minto
Labrador Trough
Trans-Hudson Orogen
Hudson Bay
Thompson Belt
Pikwitonei
Manitoba
Ontario
Ashuanipi
Bienville
La Grande River
Sachigo
James Bay
Opatica River
Berens River
Phanerozoic sediments
Nemiscau River
N
Bird River
Uchi
English River
Winnipeg River
Wabigoon
Opatica
Quetico
Abitibi
Grenville Province
Wawa
Pontiac
Quetico
Lake Superior
Tower Mountain
Wawa
Abitibi
Southern Province
Minnesota River Valley
Quebec
Ontario
Canada
USA
Lake Huron
Lake Ontario
Lake Michigan
250 km
Lake Erie

Figure 7-1. Structural subprovinces within the Canadian Shield and location of the Tower Mountain Gold Property (after Card and Ciesielski, 1986).

The stratigraphy of the Archaean Shebandowan Greenstone Belt comprises two opposite dipping Keewatin age assemblages, termed the **Greenwater and Burchell assemblages**, and a third unconformably overlying assemblage of Timiskaming age, referred to as the **Shebandowan Assemblage**. The two older, volcanic-dominated assemblages typically include a suite of mafic to felsic volcanic cycles consisting of tholeiitic to calc-alkaline rocks and some komatiitic units. The younger, unconformably overlying suite of sedimentary and volcanic rocks, including units of alkalic affinity, resemble rocks of the Timiskaming Group near Kirkland Lake and are colloquially referred to as "Timiskaming-like". Table 7-1 provides a detailed stratigraphy of the rocks in Conmee Township and neighbouring Forbes Township (Figure 7-2).

The Shebandowan Assemblage occurs as two linear belts comprising fluvial-alluvial sedimentary rocks and alkalic volcanic and intrusive rocks, deposited in fault bound basins within the older Keewatin stratigraphy. These structurally controlled basins are inferred to be products of localized extension during early regional transpression of the Keewatin age greenstone sequences. This extension led to the formation of pull-apart basins that were later in-filled with the Timiskaming age sedimentary sequences.

The Shebandowan Greenstone Belt is host to numerous gold occurrences, particularly within the two belts of Timiskaming-like rocks. The southern of these two belts is referred to as the Matawin Gold Belt and the Tower Mountain Gold Property is situated within the eastern limits of the Matawin Gold Belt (Figure 7-2).

Table 7-1. Lithological Units for Forbes and Conmee townships, Ontario (from Carter, 1990).

Phanerozoic

Cenozoic

Quaternary

Pleistocene and Recent

Glaciofluvial sand and gravel, glaciolacustrine clay, morainal till and clay, and organic peat and muck

~~~~~~~~~~~~~~~ *Unconformity* ~~~~~~~~~~~~~~

Precambrian

Proterozoic

Animikie Group

Gunflint Formation

Kakabeka Member

Conglomerate

Archaean to Proterozoic

Mafic Intrusive Rocks

Aphyric and porphyritic fine- and medium-grained diabase, lamprophyre, biotite lamprophyre, pyroxene lamprophyre

---------------------- *Intrusive Contact* ----------------------

Archaean

Metasedimentary Rocks (Timiskaming Type)

Clastic Metasedimentary Rocks

Polymictic conglomerate, wacke, arkose, mudstone and siltstone

~~~~~~~~~~~~~~~ *Unconformity* ~~~~~~~~~~~~~~

Felsic to Intermediate Intrusive Rocks (Late)

Biotite-hornblende quartz monzonite, biotite-hornblende-augite monzodiorite, biotite-augite monzodiorite, hornblende quartz monzodiorite, biotite-hornblende-augite diorite

Felsic Intrusive Rocks (Early)

Batholitic Rocks

Biotite-hornblende granodiorite, biotite granodiorite, biotite-hornblende tonalite, hornblende-biotite quartz monzodiorite, pegmatite, aplite

Stocks

Lundmark Stock

Porphyritic granodiorite, porphyritic biotite-hornblende quartz diorite, porphyritic biotite-hornblende quartz monzodiorite, porphyritic quartz monzodiorite

Hume Stock

Porphyritic biotite quartz diorite

Metamorphosed Mafic and Ultramafic Intrusive Rocks

Coarse grained, medium grained and fine grained gabbro, serpentinite

---------------------- *Intrusive Contact* ---------------------

Metasedimentary Rocks (Quetico Type)

Clastic Metasedimentary Rocks

Wacke, wacke with quartz phenoblasts, siltstone, mudstone, carbonatized sediments, sericite schist, wacke with mudstone clasts

Chemical Metasedimentary Rocks

Chert

Table 7-1 (cont.)

Metasedimentary and Metavolcanic Rocks (Keewatin Type)

Metasedimentary Rocks

Clastic Metasedimentary Rocks

Wacke, wacke with quartz phenoblasts, siltstone, mudstone, wacke with magnetite bands and lenses, garnetiferous wacke, wacke with chert and arenite granules, chert-wacke-mudstone breccia, wacke with amphibole grains, gritty arenite.

Chemical Metasedimentary Rocks

Magnetite-chert ironstone, magnetite-jasper-chert ironstone, magnetite-jasper breccia, black and grey chert.

Metavolcanic Rocks

Shoshonitic and High-K Calc-alkalic Rocks

Intermediate lapilli tuff, tuff and tuff-breccia, mafic breccia, intermediate aphyric and porphyritic flows (hornblende and/or feldspar phenocrysts), porphyritic mafic flows (augite, olivine, hornblende or feldspar phenocrysts)

Subalkalic Metavolcanic Rocks

Calc-alkalic felsic metavolcanic rocks

Aphanitic to fine grained flows, quartz porphyry, biotite-quartz porphyry, quartz-feldspar porphyry, tuff, lapilli tuff, sericitized volcanics

Calc-Alkalic mafic to intermediate metavolcanic rocks

Aphanitic to fine grained flows, porphyritic andesite and dacite (phenocrysts of quartz, feldspar, and hornblende), variolitic flows, amygdaloidal flows, pillowed flows, tuff, lapilli tuff, carbonatized volcanic rocks

Tholeiitic mafic to intermediate metavolcanic rocks

Aphanitic, fine grained and coarse grained flows, amygdaloidal and vesicular flows, porphyritic flows (actinolite porphyroblast, feldspar phenocrysts), variolitic flows, pillowed flows, pillow breccia, hyaloclastite, hyalotuff, tuff, talc schist, chlorite schist, quartz-chlorite schist, amphibolite, carbonatized, silicified and epidotized metavolcanic rocks

Komatiitic ultramafic to mafic metavolcanic rocks

Aphanitic, fine grained and coarse grained (gabbroic) flows, spinifex textured (olivine and pyroxene) flows, polysutured, pillowed and variolitic flows, light grey flows, brecciated flows, carbonatized and serpentinized flows.


LEGEND
1 MAFIC METAVOLCANICS
2 METASEDIMENTS
3 GRANITIC ROCKS
4 GUNFLINT FORMATION
5 ROVE FORMATION
6 DIABASE, GABBRO
SCALE
ValGold Resources Ltd.
TOWER MOUNTAIN PROPERTY
REGIONAL GEOLOGY
CLARK EXPLORATION CONSULTING
THUNDER BAY
TOWER MOUNTAIN PROPERTY

Figure 7-2. Regional geology in the area of the Tower Mountain Gold Property, Ontario (Geology from Map 2065).

7.2 Property Geology

Much of the Property geology is described by Pollock and Wesa (2004), with additional descriptions from Chataway (2005) and geological mapping by Brantley (2005). The oldest rocks on the Property are Keewatin volcanic rocks with komatiitic, tholeiitic and calc-alkaline affinities, interbedded with minor sedimentary rocks (argillite and greywacke). These rocks are exposed along the northern boundary and in the southwestern corner of the Property (Figure 7-3). Toward the north, these units strike east-west, but in the southwestern corner they strike mainly northwest. Dips are generally at high angles (>70°). Archaean age Keewatin age rocks are unconformably overlain by Timiskaming age rocks throughout the central and eastern portions of the Property. All lithologies are intruded by late mafic and lamprophyre dikes.

Intermediate to felsic alkalic volcanic rocks account for approximately 15% of the Timiskaming rocks, with the balance comprising clastic sedimentary rocks. The clastic units are dominated by conglomerate, with subordinate greywacke and argillite. Rock forming clasts in the conglomerate commonly include alkalic volcanic rocks, granite, distinctive red chert and rare fuchsite-bearing Keewatin volcanic rocks. Stratigraphic dips tend to be sub-vertical to moderate in the northern part of the Property. The majority of sedimentary rocks are confined to a northeast-striking belt of mixed sedimentary and volcanic rocks which are delineated through the centre of the Property and referred to by ValGold as the "New Gold Trend" (NGT).

Metasedimentary and metavolcanic rocks are intruded by a large felsic to intermediate stock and breccia complex, referred to as the Tower Mountain Intrusive Complex (TMIC) (Figure 7-3); this intrusive is also referred to as the Tower Stock Intrusive Complex (Chataway, 2005). These rocks exhibit little fabric, except for local shearing, and appear to have undergone minimal metamorphism. The TMIC, which measures approximately two kilometres by four kilometres, ranges in composition from diorite at its core to syenite near its periphery, and includes zones of intrusive breccia proximal to its contact with Timiskaming sedimentary rocks. In several locations, dikes originating from the TMIC, intrude the surrounding volcanic rocks, notably along the southwestern contact.


Highway 11-17
Matawin River
Crayfish Creek Fault
TOWER MOUNTAIN INTRUSIVE COMPLEX
LEGEND
1 TOWER MOUNTAIN INTRUSIVE COMPLEX
2 TIMISKAMING FELSIC TO INTERMEDIATE VOLCANICS
3 TIMISKAMING CLASTIC SEDIMENTS
4 KEEWATIN INTERMEDIATE VOLCANICS
5 KEEWATIN SEDIMENTS AND MAFIC TO INTERMEDIATE VOLCANICS
GEOLOGIC CONTACT
FAULT
WATER
PROPERTY BOUNDARY
OCCURRENCE
ROAD (highway, secondary)
SOURCES: POLLOCK and WESA 2004
PARKER 1997
UTM CO-ORDINATES: NAD 83
Scale
metres
ValGold Resources Ltd.
TOWER MOUNTAIN PROPERTY
PROPERTY GEOLOGY
CLARK EXPLORATION CONSULTING

Figure 7-3. Generalized geology of the Tower Mountain Gold Property, Ontario.

8.0 DEPOSIT TYPES

Diorite-syenite suites such as the TMIC are spatially associated with lode gold mineralization in the Kirkland Lake area of the Abitibi Greenstone Belt, but direct links of the mineralization to the intrusive event remains a contentious issue. The Property is characterized by geology similar to that documented in the Kirkland Lake area, where numerous gold showings occur in a broad range of lithologies. The Property exhibits a potential to host both low-grade, bulk tonnage gold mineralization, and high grade vein- and shear zone-hosted gold mineralization (Figure 8-1). Examples of these types of mineralization are found on the Property in three zones (U-V, A-D and 4/36 zones) that have been the focus of exploration to date.

Williams et al. (1991) described the original Stewart occurrence, which occurs within the boundary of the Property, as consisting of gold, traces of chalcopyrite and up to 20% pyrite within an arcuate zone of silicified and sheared breccia, spatially associated with a syenite intrusion; fragments in the breccia zone include volcanic wall rock and syenite. Williams et al. (1991) also described wall rock alteration and secondary minerals in the area including carbonate, silica, hematite, tourmaline and pyrite.

8.1 U-V Zone

The U-V Zone is centred west of the TMIC and work to date suggests that the main gold zone strikes 110-120° and has a potential strike length of 400-500 metres (Chataway, 2005). Previous work considered the mixed regions of high-and low-grade gold mineralization as a single zone with a shallow southeast plunge. However, current modelling of the U-V Zone suggests two distinct mineralized zones (the U and V zones), each one consisting of low grade envelopes around higher-grade regions. These zones are cut and displaced along their western extents by a northeast-trending fault (see Section 15.0). The U-V Zone is defined by a series of narrow quartz-carbonate veins mineralized with trace chalcopyrite, pyrite and rare visible gold. The controls and continuity of the gold mineralization appear to be poorly understood and a greater effort should be made to understand these parameters in order to guide future exploration.

8.2 A-D Zone

The A-D Zone is located about 1,200 metres southeast of the U-V Zone and is considered to have a strike potential of about 300 metres. The style of gold mineralization within the A-D zone consists of a low-grade, broad zone that is mineralized with 2-5% disseminated pyrite and gold. Within the broad, low-grade area are higher-grade intervals (i.e. 21.14 g/t Au over 1.5m). Mineralization is hosted by intermediate to andesitic fragmental volcanic rocks with carbonate and chlorite alteration.

8.3 4/36 Zone

The 4/36 Zone is located about 350 metres south of the U-V Zone and was intersected in 2004 by near-surface drill hole TM04-36 (Figure 8-1). The 4/36 Zone has a mineralization style that is bimodal

and composed of a broad, lower grade gold zone occurring over significant widths with an associated high-grade section. In this instance, the 4/36 high-grade intersection returned an average assay of 50.03 g/t Au over a width of 1.5 metres, hosted by volcanic rocks.


Highway 11-17
Matawin River
U-V ZONE
55 HOLES
Crayfish Creek Fault
4/36 ZONE
4 HOLES
A-D ZONE
8 HOLES
TOWER MOUNTAIN
INTRUSIVE COMPLEX
LEGEND
1 TOWER MOUNTAIN INTRUSIVE COMPLEX
2 TIMISKAMING FELSIC TO INTERMEDIATE VOLCANICS
3 TIMISKAMING CLASTIC SEDIMENTS
4 KEEWATIN INTERMEDIATE VOLCANICS
5 KEEWATIN SEDIMENTS AND MAFIC TO INTERMEDIATE VOLCANICS
GEOLOGIC CONTACT
FAULT
WATER
PROPERTY BOUNDARY
OCCURRENCE
ROAD (highway, secondary)
AREA OF VALGOLD DRILLING (2002 to 2005)
SOURCES: POLLACK and WESA 2004
PARKER 1997
UTM CO-ORDINATES: NAD 83
Scale
metres
ValGold Resources Ltd.
TOWER MOUNTAIN PROPERTY
PROPERTY COMPILATION
CLARK EXPLORATION CONSULTING

Figure 8-1. Zones of gold mineralization on the Tower Mountain Gold Property, Ontario.

9.0 MINERALIZATION

The Tower Mountain Gold Property is host to a variety of gold, sulphide and oxide mineralization, as described by Pollock and Wesa (2004):

Gold: Gold mineralization is found in all Timiskaming rocks on the Tower Mountain Gold Property, particularly in proximity to the TMIC contact aureole. More than twenty-five occurrences have been discovered with grab samples assaying greater than 1.0 g/t Au. Surface sampling and drilling have delineated large areas of moderate to strongly anomalous gold values.

Pyrite: Found throughout the Property, pyrite is often an indication of elevated to anomalous levels of gold mineralization. The highest concentrations of pyrite, locally up to 15%, occur within various intrusive lithologies and breccias of the TMIC and within the adjacent volcanic rocks. Pyrite typically occurs as disseminations or, less commonly, with quartz and tourmaline forming the matrix of intrusive breccias. Subordinate amounts of disseminated pyrite (2-5%) occur in crystal/lithic tuff and trace to locally 2% pyrite is found in the Timiskaming volcanic rocks and sedimentary rocks distal to the TMIC.

Chalcopyrite: Chalcopyrite is rarely seen on surface but is relatively common in some drill core (e.g. DDH02-03). In core and at surface, chalcopyrite occurs in narrow quartz-carbonate (ankerite) veins rarely exceeding a few millimetres in width. Chalcopyrite is also present in concentrations up to 4% within narrow zones of silicification in the lower portion of the drill hole DDH02-03. Although present in DDH02-03 in significant quantities (core intervals measuring several tens of centimetres), the best copper assay is 0.77% Cu over 1.5 metres.

Molybdenite: Molybdenite is rarely seen on surface but in drill core it commonly accompanies chalcopyrite within narrow quartz-carbonate veins. Molybdenite also occurs in core associated with narrow quartz-pyrite veins or in zones of pervasive silicification in association with chalcopyrite.

Tetrahedrite: This copper-antimony sulphide is rare, occurring with chalcopyrite in narrow veins or zones of pervasive silicification.

Magnetite: Magnetite commonly occurs within the rocks of the TMIC and appears locally in trace amounts in surrounding Timiskaming volcanic rocks.

10.0 EXPLORATION

ValGold Resources Ltd. optioned the Property in July 2002, and immediately began a program of prospecting, lithogeochemical sampling and reconnaissance mapping which led to the discovery of several new gold occurrences. This work was followed by extensive surface trenching and diamond drilling of five holes, totalling 1,042 metres (see Section 11.0).

A second phase of trenching and drilling was done in Spring 2003, with eight trenches and five additional diamond drill holes totalling 1084.9 metres. This work served to emphasize the economic significance of the U and V showings (Figures 7-3 and 8-1) and the U-V mineralization trend, as defined by several gold showings occurring within an area of 200 by 500 metres (Pollock and Wesa, 2004).

During 2004, ValGold completed a total of 36 diamond drill holes on the Tower Mountain Gold Property, totalling ~9,500 metres of drill core. In addition, trenching exposed mineralized bedrock at the U-V Zone and several other areas of prospective gold mineralization. One such prospective area, the A-D Zone, returned significant drill intersections in the four diamond drill holes completed to date (Figure 8-1). The A-D Zone, located about 1,200 metres southeast of the U-V Zone, is traced on surface by trenches over a strike length of approximately 500 metres, within a northwest-trending corridor defined by numerous mineralized exposures that may be up to 300 m wide. The style of gold mineralization within the A-D Zone is best described as 'broad, low-grade gold mineralization associated with disseminated pyrite and gold. Within the broad, low-grade envelope, are higher-grade intervals such as the 1.5 metre drill intersection that returned a grade of 21.14 g/t Au (0.616 oz/t Au over 4.9 feet).

The most recent drilling program was completed at the end of March 2005, and was focused on further defining the extent of gold mineralization at the U-V Zone and the recently discovered 4/36 Zone (Figure 8-1). Fourteen drill holes (DDH05-37 to DDH05-50), totalling 3,523 meters were completed. In the Fall of 2005 ValGold completed channel sampling at some of the trenches but at the time of writing, the results were not known to CEC and CCIC.

In total, ValGold has drilled 67 holes on the Tower Mountain Gold Property (see Section 11.0), comprising 16,618 metres of core. Chataway (2005) provides a review of exploration work completed to date on the Property.

11.0 DRILLING

Since acquiring the Tower Mountain Property in 2002, ValGold has conducted a series of diamond drilling programs (all NQ size core), as summarized in Table 11-1. Selected drill sections and plan

maps are provided in Appendix 2. Drill collar locations and total depths of each hole are listed in Table 11-2 and selected assays from core are presented in Table 11-3.

Table 11-1. Summary of drilling programs completed to date on the Tower Mountain Gold Property.

Drill Program	Holes Drilled	Total Meters	Program's Best High-Grade Intersection	Program's Best Low-Grade Intersection
Fall 2002	DDH02-01 to 05	1,042	23.17 g/t Au / 1.5 m in DDH02-2	1.05 g/t Au / 73.5 m in DDH02-3
Spring 2003	DDH03-01 to 05	1,085	11.77 g/t Au / 3.0 m in DDH03-2	1.01 g/t Au / 22.5 m in DDH03-3
Fall 2003	DDH03-06 to 12	1,499	19.76 g/t Au / 1.5m in DDH03-11	0.5 g/t Au / 58.5 m in DDH03-8
Winter 2004	DDH04-01 to 10	2,601	160.0 g/t Au / 1.5m in DDH04-6	1.76 g/t Au / 84.0m in DDH04-9
Summer 2004	DDH-04-11 to 23	3,450	68.91 g/t Au / 0.2m in DDH04-19	1.93 g/t Au / 37.5m in DDH04-15
Fall 2004	DDH-04-24 to 36	3,418	50.03 g/t Au / 1.5m in DDH04-36	0.94 g/t Au / 106.5m in DDH04-31
Winter 2005	DDH-05-37 to 50	3,523	16.00 g/t Au / 1.5m in DDH05-38	0.77 g/t Au / 21.0m in DDH05-44
TOTAL:	**67 Holes**	**16,618**		

source = ValGold Resources Ltd. News Release, June 1, 2005

Table 11-2. Drill hole locations and depths for drill holes completed by ValGold Resources Ltd.

Drill Hole Number	Northing (UTM NAD 83)	Easting (UTM NAD 83)	Depth of Hole (m)
TM-02-1	5378177	300054	203
TM-02-2	5378326	300230	215
TM-02-3	5378408	300429	236
TM-02-4	5378387	300500	218
TM-02-5	5378429	300658	170
TM-03-1	5377795	299835	194
TM-03-2	5378239	300242	284
TM-03-3	5378411	300124	290
TM-03-4	5378415	300117	74
TM-03-5	5378341	300439	242
TM-03-6	5377507	300588	249
TM-03-7	5377440	300715	249
TM-03-8	5377154	300970	201
TM-03-9	5378288	300169	201
TM-03-10	5378254	300248	198
TM-03-11	5378181	300307	201
TM-03-12	5378108	300520	200
TM-04-1	5378297	300126	261
TM-04-2	5378244	300203	264
TM-04-3	5378195	300279	270
TM-04-4	5378131	300355	270
TM-04-5	5378102	300445	252
TM-04-6	5378099	300336	351
TM-04-7	5378153	300254	372
TM-04-8	5378201	300182	270
TM-04-9	5378253	300103	273

Table 11-2 (cont.).

Drill Hole Number	Northing (UTM NAD 83)	Easting (UTM NAD 83)	Depth of Hole (m)
TM-04-10	5378385	300000	201
TM-04-11	5378092	300421	324
TM-04-12	5378097	300365	300
TM-04-13	5378152	300422	270
TM-04-14	5378078	300323	351
TM-04-15	5378144	300335	348
TM-04-16	5378175	300268	150
TM-04-17	5378216	300292	102
TM-04-18	5378204	300256	296
TM-04-19	5378228	300379	201
TM-04-20	5378275	300353	201
TM-04-21	5378272	300409	225
TM-04-22	5378199	300181	300
TM-04-23	5378250	300101	300
TM-04-24	5378293	300171	351
TM-04-25	5378308	300269	252
TM-04-26	5378320	300280	252
TM-04-27	5378265	300350	215
TM-04-28	5377541	300690	252
TM-04-29	5377604	300795	201
TM-04-30	5377589	301028	201
TM-04-31	5377418	300890	250.5
TM-04-32	5377285	301004	251
TM-04-33	5378239	300394	180
TM-04-34	5378184	300417	201
TM-04-35	5378070	300327	201
TM-04-36	5377883	299934	246
TM-05-37	5377873	299957	177
TM-05-38	5377923	299956	177
TM-05-39	5378370	300214	132
TM-05-40	5378414	300294	246
TM-05-41	5378403	300338	217
TM-05-42	5378540	300263	360
TM-05-43	5378460	300212	261
TM-05-44	5378483	300331	351
TM-05-45	5378549	300319	315
TM-05-46	5378337	300521	297
TM-05-47	5378397	300430	318
TM-05-48	5378317	300426	210
TM-05-49	5378372	300394	261
TM-05-50	5378373	300333	201

Table 11-3. Drill hole intervals with assay values over 1 g/t Au for drilling completed by ValGold Resources Ltd.

Drill Hole Number	Interval (m)	Width (m)	Assay (g/t Au)
DDH 02-01	78.5 – 80.0	1.5	5.31
	122.0 – 123.5	1.5	1.20
DDH 02-02	30.5 – 42.5	12.0	3.28
including	41.0 – 42.5	1.5	23.17
DDH 02-03	57.5 – 59.0	1.5	1.28
	162.5 – 236.0	73.5	1.05
including	177.5 – 192.5	15.0	2.08
Including	179.0 – 180.5	1.5	5.05
DDH 02-04	113.0 – 114.5	1.5	1.39
DDH 02-05	105.5 – 111.5	6.0	2.40
including	110.0 – 111.5	1.5	8.41
	146.0 – 147.5	1.5	2.89
TM-03-01	114.5 – 116.0	1.5	1.13
TM-03-02	33.5 - 36.5	3.0	1.07
	80.0 – 86.0	6.0	6.55
	123.5 – 126.5	3.0	2.03
	216.5 – 218.0	1.5	1.88
TM-03-03	38.0 – 53.0	15.0	1.23
including	38.0 – 45.5	7.5	2.06
	78.5 – 101.0	22.5	1.01
including	83.0 – 90.5	7.5	1.64
TM-03-09	33.0 – 34.5	1.5	5.61
	108.0 – 111.0	3.0	6.21
including	108.0 – 109.5	1.5	11.49
	171.0 – 177.0	6.0	1.37
including	171.0 – 172.5	1.5	2.08
TM-03-10	0.0 – 3.0	3.0	6.01
including	0.0 – 1.5	1.5	11.49
	48.0 – 49.5	1.5	1.58
TM03-11	12.0 – 13.5	1.5	1.20
	51.0 – 91.5	40.5	1.27
including	63.0 – 67.5	1.5	7.31
including	66.0 – 67.5	1.5	19.76
TM-03-12	19.5 – 21.0	1.5	2.14
TM-04-01	64.5 – 70.5	6.0	2.76
	81.0 – 84.0	3.0	3.06
including	81.0 – 82.5	1.5	5.64
TM-04-02	42.0 – 43.5	1.5	546.80
	69.0 – 85.5	16.5	1.73
including	84.0 – 85.5	1.5	13.73
TM-04-03	33.0 – 34.5	1.5	2.47
	64.5 – 84.0	19.5	47.22
including	73.5 – 75.0	1.5	588.89
including	75.0 – 76.5	1.5	19.12

Table 11-3 (cont.).

Drill Hole Number	Interval (m)	Width (m)	Assay (g/t Au)
TM-04-06	132.0 – 133.5	1.5	3.26
	133.5 – 135.0	1.5	164..69
	135.0 – 138.0	3.0	1.17
TM-04-07	241.5 – 243.0	1.5	1.11
	280.5 – 282.0	1.5	1.28
TM-04-08	91.5 – 108.0	16.5	1.99
TM-04-09	51.0 – 52.5	1.5	1.26
	171.0 – 232.5	61.5	2.40
including	177.0 – 184.5	7.5	4.17
including	195.0 – 214.5	19.5	3.41
including	222.0 – 232.5	10.5	3.21
TM-04-12	246.0 – 289.5	43.5	1.02
including	271.5 – 282.0	10.5	2.07
TM-04-14	187.5 – 189.0	1.5	8.12
	198.0 – 204.0	6.0	2.85
TM-04-15	64.5 – 81.0	16.5	3.89
including	70.5 – 72.0	1.5	34.46
	273.0 – 274.5	1.5	1.01
TM-04-16	117.0 – 120.0	3.0	3.29
TM-04-18	72.0 – 75.0	3.0	1.88
	103.5 – 106.5	3.0	1.32
TM-04-19	43.5 – 78.0	34.5	1.25
including	46.5 – 48.0	1.5	15.76
including	64.5 – 67.5	3.0	2.12
	90.0 – 96.0	6.0	3.13
TM-04-20	10.5 – 12.0	1.5	1.30
	105.0 – 106.5	1.5	8.46
TM-04-21	163.5 – 168.0	4.5	1.45
TM-04-22	183.0 – 193.5	10.5	3.25
TM-04-23	123.0 – 130.5	7.5	1.04
	295.5 – 297.0	1.5	1.15
TM-04-24	246.0 – 250.5	4.5	1.06
	264.0 – 270.0	6.0	1.50
	298.5 – 334.5	36.0	1.02
including	298.5 – 300.0	1.5	9.35
including	304.5 – 324.0	19.5	1.89
including	333.0 – 334.5	1.5	1.14
TM-04-26	198.0 – 211.5	13.5	1.03
TM-04-27	202.5 – 204.0	1.5	1.05

Table 11-3 (cont.).

Drill Hole Number	Interval (m)	Width (m)	Assay (g/t Au)
TM-04-28	4.5 – 6.0	1.5	1.02
	28.5 – 30.0	1.5	2.46
	31.5 – 33.0	1.5	1.33
	40.5 – 43.5	3.0	1.12
	51.0 – 64.5	13.5	1.25
including	51.0 – 52.5	1.5	1.04
including	60.0 – 64.5	4.5	1.44
	90.0 – 91.5	1.5	1.50
	144.0 – 145.5	1.5	3.46
TM-04-29	15.0 – 16.5	1.5	1.92
	85.5 – 87.0	1.5	1.24
	142.5 – 145.5	3.0	1.68
	160.5 – 165.0	4.5	1.02
TM-04-30	196.5 – 201.0	4.5	1.22
TM-04-31	6.0 – 22.5	16.5	1.30
	30.0 – 34.5	4.5	7.50
	208.5 – 211.5	3.0	3.96
TM-04-32	24.0 – 25.5	1.5	1.32
TM-04-33	55.5 – 57.0	1.5	12.00
	165.0 – 172.5	7.5	1.22
TM-04-35	54.0 – 61.5	7.5	1.24
TM-04-36	43.5 – 48.0	4.5	1.77
	54.0 – 57.0	3.0	25.23
including	54.0 – 55.5	1.5	50.03
	75.0 – 78.0	3.0	3.87
	222.0 – 223.5	1.5	1.24
TM-05-37	111.0 – 114.0	3.0	1.00
TM-05-38	16.5 – 24.0	7.5	5.00
including	18.0 – 19.5	1.5	16.00
TM-05-40	166.5 – 168.0	1.5	9.40
	174.0 – 178.5	4.5	1.30
including	175.5 – 177.0	1.5	2.90
TM-05-43	79.5 – 81.0	1.5	1.00
TM-05-44	105.0 – 106.5	1.5	1.20
	106.5 – 108.0	1.5	2.90
TM-05-46	270.0 – 271.5	1.5	2.20
TM-05-47	37.5 – 39.0	1.5	1.20
	232.5 – 234.0	1.5	4.40
TM-05-48	156.0 – 157.5	1.5	2.87
TM-05-49	225.0 – 226.5	1.5	6.587

12.0 SAMPLING METHOD AND APPROACH

Standard procedure during ValGold's diamond drilling programs, is to split the entire length of the hole in half and mark out the assay sections at 1.5 metre intervals. It was decided that no variations to this sample interval were necessary as "any change in the amount of sulphides in the core was always gradational and veins rarely exceeded more than one centimetre in width." (Pollock and Wesa 2004).

The halved core (half NQ in size) was delivered to Accurassay Laboratories in Thunder Bay, Ontario, for fire assay. Selected samples were also analysed by ICP, initially done by ALS Chemex in Vancouver British Columbia, and subsequently by Accurassay Laboratories.

For trench sampling, trenches were washed and mapped in detail, and then sampled by channel samples (diamond saw) of variable length. Where a proper continuous channel sample was not possible due to a rubbley or non-continuous outcrop surface, chip samples were taken instead.

13.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Samples collected by ValGold were assayed by Accurassay Labs of Thunder Bay, Ontario. Accurassay Laboratories complete assays according to standard industry practices and are currently ISO 17025 registered. At Accurassay Laboratories, the samples were analysed for gold by fire assay with an AA finish.

The assay procedure at Accurassay is to dry each sample, jaw crush it to 0.25 inch, cone crush to –8 mesh and riffle split. A 200 gram portion, the riffle split, is then pulverized to –150 mesh (pulp), from which a 30 gram sample is then fire assayed with an AA finish.

14.0 DATA VERIFICATION

The data presented in this report has come primarily from the assessment files at the Thunder Bay District Geologist's Office, and several in-house reports. CCIC collected and submitted numerous samples for re-assay and the results are reviewed in Section 15.1.1. A site visit was conducted by Mr. Desmond Cullen on July 25th, 2005 during which time surface features and geology were reviewed, along with an examination of the diamond drill core and on-site storage facilities.

CEC and CCIC can verify that the information has been presented accurately, to the best of their abilities, as it exists in those files and reports. However, CEC and CCIC cannot verify the accuracy or validity of older information.

15.0 MINERAL RESOURCE ESTIMATE

Caracle Creek International Consulting Inc. were retained by ValGold Resources Ltd. to conduct an independent estimation of the Mineral Resources located on the Tower Mountain Gold Property, specifically the U-V Zone, and to produce an Independent Mineral Resource Estimate (the "Estimate") in accordance with the guidelines set out in National Instrument 43-101 (NI-43-101), companion policy NI43-101CP and Form 43-101F1. Resource Estimate parameters and block model sections are provided in Appendices 4 and 5.

15.1 Database Generation

The Independent Mineral Resource Estimate presented herein, is based on data provided by ValGold Resources Ltd. and is the first Independent Resource Calculation completed on the Tower Mountain Property and specifically on the U-V Zone or "Tower Gold Deposit". Categorization of the Mineral Resource is based on that provided by Postle et al. (2000). The drill core data was collected by ValGold and provided to CCIC in digital format. The database was reformatted and organized into Datamine-compatible spreadsheets. Assistance in organizing and verifying the database was provided by Erin Brantley, a consulting geologist for ValGold. The digital database, as provided to CCIC, was well organized and translation proved to be a straightforward process.

Table 15-1. Summary of diamond drill hole data.

Data File	No. Records	Attributes
collar	67	drill hole ID, UTM coordinates
survey	189	drill hole ID, depth, bearing, dip
assay	10563	drill hole ID, from, to, Au
stratigraphy	674	drill hole ID, from, to, stratigraphy

15.1.1 Quality Assurance and Quality Control

At the request of CCIC, a sample check program was conducted in December 2005, in order to test the veracity of previous assay results. Twenty-eight samples, derived from previously prepared core sample pulps, were removed from storage at the Tower Mountain Gold Property site and submitted to ALS Chemex in Thunder Bay, Ontario. The samples were logged into the system at ALS Chemex Thunder Bay and shipped to the ALS Chemex laboratory in North Vancouver, British Columbia for assay. Samples were selected to represent the mid-range grade of the Tower Gold Deposit; a few high-grade (statistical outliers) samples were also selected for re-assay. One gold standard and two blanks were included with each run of samples. The results were reported to CCIC on December 8, 2005 (Certificate TB05105977) and are presented in Table 15-2 and Figure 15-1. The blanks, submitted with the sample run, both assayed below detection concentrations for Au. The gold standard Au-47 (certified at 4.174 g/t Au ± 0.271 g/t) was supplied by Accurassay Laboratories (Thunder Bay, Ontario) and assayed 4.528 g/t Au, which is within acceptable limits.

Duplicate results were compared by their relative percent difference (where a is the original sample and b is the duplicate):

$$\text{Relative Percent Difference (RPD)} = \frac{a-b}{(a+b)/2}(100)$$

Although there is no set limit beyond which a duplicate result becomes a failure, the duplicate results in this case do fall within a reasonable range of the original values (i.e. an average of 8.5% greater than the original values; 2.3% greater when the outlying value of 174% is omitted). The number of larger RPD values represents an expected disparity that would arise from a high-nugget Au deposit.

The number of samples duplicated is approximately 5% of those samples with >0.3 g/t Au that were used in the resource calculation. ***If drilling at the Tower Gold Deposit continues, quality assurance/quality control (QA/QC) programs should be conducted at the time of initial sampling.*** The QA/QC programs should be designed to test ~10% of ore-grade samples through duplicate assaying. In addition, blind tests of the laboratory procedures using blanks and Au standards should occur at a minimum 5% of sampling instances. Tight statistical control of assay results is particularly vital in high-nugget Au environments such as the Tower Gold Deposit (Vallée, 2002).


Au Scatter Plot
1200
1100
1000
900
800
700
600
500
400
Duplicate Au Result (ppb)
400
500
600
700
800
900
1000
1100
1200
Original Au Result (ppb)

Figure 15-1. Scatter plot: duplicate versus original Au values (ppb), CCIC duplicate samples.

Table 15-2. Summary of original versus duplicate Au concentrations.

DDH	From (m)	To (m)	Original Au (ppb)	Duplicate Au (ppb)	*RPD (%)
TM-02-2	138.5	140.0	570	570	0.00
TM-02-2	183.5	185.0	783	877	-11.33
TM-02-3	173.0	174.5	681	677	0.59
TM-02-3	234.5	236.0	741	550	29.59
TM-03-10	21.0	22.5	860	868	-0.93
TM-03-10	22.5	24.0	516	400	25.33
TM-03-10	27.0	28.5	527	540	-2.44
TM-03-11	66.0	67.5	19764	1375	173.98
TM-03-11	144.0	145.5	833	911	-8.94
TM-03-3	257.0	258.5	524	466	11.72
TM-03-5	74.0	75.5	596	581	2.55
TM-03-9	129.0	130.5	789	761	3.61
TM-03-9	130.5	132.0	557	527	5.54
TM-04-12	270.0	271.5	811	826	-1.83
TM-04-15	229.5	231.0	742	570	26.22
TM-04-15	232.5	234.0	865	783	9.95
TM-04-15	255.0	256.5	909	1056	-14.96
TM-04-17	48.0	49.5	787	679	14.73
TM-04-19	4.5	6.0	622	594	4.61
TM-04-19	25.5	27.0	739	729	1.36
TM-04-19	46.5	48.0	15759	21035	-28.68
TM-04-19	51.0	52.5	519	619	-17.57
TM-04-19	76.5	78.0	891	959	-7.35
TM-04-2	42.0	43.5	567	537	5.43
TM-04-2	60.0	61.5	579	505	13.65
TM-04-2	75.0	76.5	757	921	-19.55
TM-04-22	183.0	184.5	19067	19865	-4.10
TM-04-3	75.0	75.6	19117	14822	25.31
				Average RPD:	**8.45**

*RPD = relative percent difference

15.1.2 ValGold QA/QC (2005)

Spreadsheets were provided to CCIC pertaining to two previous QA/QC assay programs from 2004 and 2005. A total of 29 samples from various "TM04" series drill holes were submitted to ALS Chemex (Thunder Bay, Ontario) and subsequently shipped to the ALS Chemex laboratory in North Vancouver for duplicate analysis; the original lab used by ValGold was Accurassay Laboratories, Thunder Bay, Ontario. Results of the duplicate assays are presented in Table 15-3. Selected assays are provided in Appendix 3.

A detailed re-assay program was completed on drill hole TM05-40 comprising 153 duplicate assays (Table 15-4 and Figure 15-2). This re-assaying exercise produced results that averaged within ~5%

of the original gold concentrations. While a valid exercise that provides useful information, a number of very low-grade values were repeated. A QA/QC duplicate-regime should endeavour to capture and assess the veracity of values that will contribute to the resource calculation.

CCIC has not verified the accuracy of this data and CCIC is not aware of any other QA/QC programs that have been conducted by or on behalf of ValGold on the Property.

Table 15-3. Summary of original versus duplicate Au values for ValGold QA/QC in 2004.

DDH	Sample	Original Au (ppb)	Duplicate Au (ppb)	*RPD (%)
TM04-1	44013	490	507	-3.41
TM04-1	44091	169	144	15.97
TM04-2	44208	1019	1005	1.38
TM04-2	44250	183	155	16.57
TM04-3	44356	755	685	9.72
TM04-3	44357	677	744	-9.43
TM04-3	44490	332	309	7.18
TM04-4	44525	93	126	-30.14
TM04-4	44658	1300	1150	12.24
TM04-4	44659	945	845	11.17
TM04-4	44660	1457	1685	-14.51
TM04-4	44661	1756	2030	-14.47
TM04-5	44726	436	463	-6.01
TM04-5	44820	78	74	5.26
TM04-6	45403	208	187	10.63
TM04-6	45531	236	230	2.58
TM04-7	45197	288	254	12.55
TM04-7	45306	570	521	8.98
TM04-7	45347	1113	1175	-5.42
TM04-8	45075	1166	1210	-3.70
TM04-8	45101	918	870	5.37
TM04-8	45136	414	397	4.19
TM04-8	45180	215	202	6.24
TM04-9	44866	255	247	3.19
TM04-9	44956	3702	3880	-4.70
TM04-9	44984	1614	1650	-2.21
TM04-9	45015	254	257	-1.17
TM04-10	45566	2.5	2.5	0.00
TM04-10	45657	10	3	107.69
			Average RPD:	**5.03**

*RPD = relative percent difference

Table 15-4. Summary of original versus duplicate Au values from drill hole TM05-40 (2004 QA/QC).

From (m)	To (m)	Original Au (ppb)	Duplicate Au (ppb)	*RPD (%)
16.6	18	405	434	-4.66
18	19.5	325	322	0.62
19.5	21	536	638	-11.93
21	22.5	591	604	-1.46
22.5	24	295	321	-5.71
24	25.5	291	265	6.14
25.5	27	158	175	-6.92
27	28.5	304	372	-13.88
28.5	30	265	334	-15.97
30	31.5	237	290	-13.87
31.5	33	604	549	6.26
33	34.5	172	156	6.40
34.5	36	246	267	-5.53
36	37.5	202	228	-8.23
37.5	39	250	301	-12.73
39	40.5	426	514	-12.88
40.5	42	317	406	-17.12
42	43.5	272	288	-3.85
43.5	45	365	383	-3.23
45	46.5	216	272	-15.91
46.5	48	306	317	-2.37
48	49.5	117	142	-13.30
49.5	51	178	207	-10.30
51	52.5	45	47	-2.92
52.5	54	169	202	-12.22
54	55.5	104	104	0.00
55.5	57	69	55	14.51
57	58.5	220	233	-3.86
58.5	60	134	120	7.22
60	61.5	51	65	-16.77
61.5	63	162	210	-17.98
63	64.5	92	109	-11.60
64.5	66	79	83	-3.32
66	67.5	79	97	-14.12
67.5	69	77	81	-3.40
69	70.5	30	43	-25.24
70.5	72	43	44	-1.54
72	73.5	80	96	-12.50
73.5	75	87	79	6.32
75	76.5	49	51	-2.68
76.5	78	308	321	-2.77

Table 15-4 (cont.).

From (m)	To (m)	Original Au (ppb)	Duplicate Au (ppb)	*RPD (%)
78	79.5	110	118	-4.73
79.5	81	80	75	4.26
81	82.5	57	57	0.00
82.5	84	102	98	2.65
84	85.5	96	103	-4.75
85.5	87	53	47	7.84
87	88.5	43	61	-24.49
88.5	90	74	67	6.51
90	91.5	63	86	-21.70
91.5	93	67	74	-6.73
93	94.5	62	83	-20.29
94.5	96	38	44	-10.00
96	97.5	44	52	-11.43
97.5	99	49	61	-15.09
99	100.5	22	33	-28.57
100.5	102	75	82	-6.03
102	103.5	51	60	-11.11
103.5	105	87	100	-9.49
105	106.5	106	116	-6.10
106.5	108	179	189	-3.66
108	109.5	61	73	-12.31
109.5	111	80	99	-14.67
111	112.5	439	424	2.30
112.5	114	113	120	-4.05
114	115.5	817	761	4.68
115.5	117	232	249	-4.77
117	118.5	269	290	-5.07
118.5	120	244	249	-1.36
120	121.5	131	137	-3.01
121.5	123	153	173	-8.35
123	124.5	87	93	-4.49
124.5	126	183	184	-0.36
126	127.5	272	255	4.26
127.5	129	102	104	-1.30
129	130.5	261	244	4.44
130.5	132	167	190	-8.78
132	133.5	198	455	-60.40
133.5	135	72	62	9.71
135	136.5	103	98	3.29
136.5	138	81	108	-20.00
138	139.5	52	63	-13.17
139.5	141	122	134	-6.35

Table 15-4 (cont.).

From (m)	To (m)	Original Au (ppb)	Duplicate Au (ppb)	*RPD (%)
141	142.5	243	252	-2.44
142.5	144	324	377	-10.34
144	145.5	140	161	-9.52
145.5	147	143	140	1.41
147	148.5	148	176	-11.86
148.5	150	147	146	0.45
150	151.5	245	249	-1.08
151.5	153	179	174	1.88
153	154.5	230	206	7.21
154.5	156	297	315	-3.96
156	157.5	237	222	4.31
157.5	159	200	163	13.14
159	160.5	91	87	2.97
160.5	162	144	175	-13.39
162	163.5	336	347	-2.16
163.5	165	240	187	15.89
165	166.5	331	347	-3.17
166.5	168	9445	10000	-3.84
168	169.5	206	202	1.30
169.5	171	121	123	-1.10
171	172.5	62	67	-5.24
172.5	174	253	311	-14.20
174	175.5	423	485	-9.32
175.5	177	2870	3450	-12.62
177	178.5	638	561	8.38
178.5	180	240	345	-25.45
180	181.5	239	266	-7.26
181.5	183	148	145	1.36
183	184.5	159	190	-12.20
184.5	186	123	161	-18.67
186	187.5	144	165	-9.27
187.5	189	106	117	-6.69
189	190.5	201	200	0.33
190.5	192	113	112	0.59
192	193.5	146	150	-1.81
193.5	195	8	9	-8.00
195	196.5	55	55	0.00
196.5	198	51	58	-8.75
198	199.5	83	98	-11.36
199.5	201	99	124	-15.53

Table 15-4 (cont.).

From (m)	To (m)	Original Au (ppb)	Duplicate Au (ppb)	*RPD (%)
201	202.5	229	234	-1.45
202.5	204	521	682	-18.68
204	205.5	185	223	-12.82
205.5	207	130	142	-5.97
207	208.5	94	95	-0.71
208.5	210	87	102	-10.87
210	211.5	109	108	0.61
211.5	213	103	106	-1.92
213	214.5	131	133	-1.01
214.5	216	56	65	-10.17
216	217.5	187	216	-9.83
217.5	219	132	125	3.60
219	220.5	80	69	9.61
220.5	222	299	297	0.45
222	223.5	155	156	-0.43
223.5	225	100	98	1.34
225	226.5	187	180	2.53
226.5	228	159	156	1.27
228	229.5	103	119	-9.85
229.5	231	234	267	-8.98
231	232.5	97	117	-12.86
232.5	234	80	105	-18.87
234	235.5	59	68	-9.68
235.5	237	66	62	4.12
237	238.5	65	81	-15.17
238.5	240	80	73	6.01
240	241.5	60	59	1.12
241.5	243	124	112	6.67
243	244.5	65	60	5.26
244.5	246	184	234	-16.61
			Average RPD:	**-5.62**


Au Scatter Plot
10000
1000
100
10
Duplicate Au Result (ppb)
10
100
1000
10000
Original Au Result (ppb)
TM04-X
TM05-40

Figure 15-2. Log scatter plot: duplicate versus original Au values (ppb), ValGold (2004) duplicates.

15.1.3 Topographic Model

A Digital Elevation Model (1:250,000 scale) for map sheet NTS 52A/12 was obtained from the Canadian Digital Elevation Data (CDED) website at http://www.geobase.ca/geobase/en/. This DEM correlates reasonably well with drill-collar elevations measured in the field. ***For a revision of the Mineral Resource Estimate, a proper digital elevation model should be purchased and/or generated, and all drill collars should be surveyed to sub-metre accuracy with a differential GPS unit.***

15.2 Wireframe Modelling

Best efforts were made to model geologically reasonable zones within the U-V Zone (Figure 7-3), primarily on the basis of discussions with ValGold personnel familiar with the Property, and from information available on the ValGold website (www.valgold.com/s/Home.asp). On the basis of information available on the Valgold website, mineralization in the Tower Gold Deposit is controlled by several parallel silica and/or silica-carbonate vein structures, striking approximately 110° and dipping steeply to the northeast. Within these structures, a main silica-carbonate vein was identified by Valgold geologists as having a true width of approximately 1 to 20 metres and dipping steeply to the southeast.

In the current modelling, silica and/or silica-carbonate veins could not be delineated on the basis of the stratigraphy provided in the drill hole database. Furthermore, the sampling interval is generally 1.5 metres and therefore does not capture centimetre-scale mineralization/veins, making the modelling of individual veins impossible. Geologic continuity of host and controlling structures is a critical factor in resource estimation of deposits such as Tower (Dominy, et. al., 2000). ***A more detailed structural and geological interpretation would contribute to a better estimate.***

The final wireframe models represent a threshold above which a zone of >0.3 g/t Au (300 ppb Au) could be consistently followed and modelled (Figures 15-3 to 15-5). In a number of instances, isolated high grade samples were excluded, and <0.3 g/t Au intervals were included inside the models. Such instances were governed by the apparent zoning and trends of grade.

The structural interpretation was modelled by correlating mineralization offsets with mapped faults and fault-indicative topographic features (Figure 15-6). This interpretation suggests a body of Au mineralization dipping 70° towards 220° that has been broken by two significant faulting events. For the purposes of this study, the U-V Zone has been modelled as two major zones of Au mineralization, referred to as the U Zone and the V Zone (Figures 15-3 to 15-5).



Figure 15-3. True perspective plan view of the V Zone (red) and U Zone (purple) with drill hole traces and interpreted faults (translucent grey).



Figure 15-4. True perspective north-facing view of the V Zone (red) and U Zone (purple) with drill hole traces and interpreted faults (translucent grey).



Figure 15-5. True perspective south-facing view of the V Zone (red) and U Zone (purple) with drill hole traces and interpreted faults (translucent grey).



Figure 15-6. True perspective southwest-facing view of vertically exaggerated (6x) topographic surface. Dashed lines illustrate traces where the interpreted faults encounter topography (F-1, flat-lying fault; F-2, vertical fault).

Table 15-5. Spatial statistics of the V Zone (NAD83 UTM Z16N).

Axis	Minimum (m)	Maximum (m)	Range (m)
UTM E	300120	300435	315
UTM N	5378140	5378420	280
Z	195	390	195

Table 15-6. Spatial statistics of the U Zone (NAD83 UTM Z16N).

Axis	Minimum (m)	Maximum (m)	Range (m)
UTM E	300200	300510	310
UTM N	5378210	5378500	290
Z	80	300	270

15.3 Density Determination

The specific gravity (SG) value utilized in the current Mineral Resource Estimate is 2.81 kg/m^3, which was determined from a set of 55 measurements taken by ValGold for the purpose of this study (Table 15-7). Specific gravity measurements were completed at ALS Chemex in Thunder Bay, Ontario.

The samples were selected from portions of the drill core in order to reflect the stratigraphic weighting within the models. Evidently, little disparity exists between the specific gravity of each stratigraphic unit (Table 15-8).

Table 15-7. Specific gravity data for the Tower Gold Deposit.

Drill Hole	Sample	From (m)	To (m)	Specific Gravity (kg/m^3)	Stratigraphy
TM-02-2	106216	138.5	140.0	2.77	3e
TM-02-2	106246	183.5	185.0	2.75	3e
TM-02-3	106374	173.0	174.5	2.91	3e
TM-02-3	106415	234.5	236.0	2.73	3e
TM-03-10	902089	21.0	22.5	2.79	3c
TM-03-10	902090	22.5	24.0	2.8	3c
TM-03-10	902094	27.0	28.5	2.78	3e
TM-03-11	902248	66.0	67.5	3.09	3c
TM-03-11	902300	144.0	145.5	2.78	3c
TM-03-2	109424	207.5	209.0	2.78	3e
TM-03-2	109464	267.5	269.0	2.83	4a
TM-03-3	117523	90.5	92.0	2.83	3e
TM-03-3	117526	95	96.5	2.77	3e
TM-03-3	117634	257.0	258.5	2.83	3c
TM-03-5	117742	74.0	75.5	2.77	3e
TM-03-9	902035	129.0	130.5	2.71	4c
TM-03-9	902036	130.5	132.0	2.8	4c
TM-04-12	339386	270.0	271.5	2.71	4a
TM-04-14	339739	249.0	250.5	2.77	3c
TM-04-15	339983	84.0	85.5	2.76	3c
TM-04-15	330080	229.5	231.0	2.98	4a
TM-04-15	330082	232.5	234.0	2.73	4a
TM-04-15	330097	255.0	256.5	2.74	4a
TM-04-17	330280	48.0	49.5	2.89	3c
TM-04-19	330447	4.5	6.0	2.77	3e
TM-04-19	330461	25.5	27.0	2.84	3e
TM-04-19	330475	46.5	48.0	2.81	3c
TM-04-19	330478	51.0	52.5	2.82	3c
TM-04-19	330495	76.5	78.0	2.82	4a

Table 15-7 (cont.).

Drill Hole	Sample	From (m)	To (m)	Specific Gravity (kg/m^3)	Stratigraphy
TM-04-2	44188	42.0	43.5	2.75	3c
TM-04-2	44200	60.0	61.5	2.86	3e
TM-04-2	44210	75.0	76.5	2.78	3e
TM-04-20	330611	51.0	52.5	2.78	3c
TM-04-22	330922	103.5	105.0	2.77	3c
TM-04-22	330975	183.0	184.5	2.83	3c
TM-04-22	330981	192.0	193.5	2.79	3c
TM-04-23	355128	127.5	129.0	2.78	4c
TM-04-24	45757	27.0	28.5	2.76	3e
TM-04-26	355381	102.0	103.5	2.76	3e
TM-04-3	44355	36.0	37.5	2.77	3c
TM-04-3	44356	37.5	39.0	2.89	3c
TM-04-3	44357	39.0	40.5	2.85	3c
TM-04-3	44378	70.5	72	2.73	2
TM-04-3	44381	75.0	75.6	2.84	2
TM-04-4	44656	225.0	226.5	3.18	4a
TM-04-4	44673	250.5	252.0	2.89	4a
TM-04-4	44678	258.0	259.5	2.71	4a
TM-04-8	45074	94.5	96.0	2.8	3e
TM-04-8	45101	135.0	136.5	2.83	3c
TM-04-9	45982	219.0	220.5	2.72	4c
TM-05-40	412351	114.0	115.4	2.8	3e
TM-05-41	412497	105.0	106.5	2.76	3e
TM-05-44	413097	216.0	217.5	3.04	3c

Table 15-8. Average specific gravity values for stratigraphic units.

Stratigraphy Code	Average Specific Gravity (kg/m^3)
2	2.79
3c	2.83
3e	2.79
4a	2.84
4c	2.75

15.4 Adjustments to Sample Database

Histograms were generated for Au in order to identify outliers and identify distributions in the sample population. Both the V and U zones demonstrate exponential distribution of Au grade. That is to say, the largest population lies in the lowest grade category, with fewer high-grade outliers. Histograms are presented along with other Resource Estimate parameters in Appendix 4.

15.4.1 Sample Capping

Statistical outliers in the sample database were capped. Several capping limits were tested for both zones; the capping limits summarized in Table 15-9 were chosen to ensure high-grade outliers did not inordinately drive the Resource Estimate.

Table 15-9. Sample capping from the Tower Gold Deposit.

Zone	Drill Hole	From (m)	To (m)	Au (ppb)	Capped Au (ppb)
V	TM-04-3	73.50	75.00	588,887	10,000
V	TM-04-6	133.50	135.00	164,689	10,000
V	TM-04-19	94.30	94.50	68,911	10,000
V	TM-04-15	70.50	72.00	34,459	10,000
V	TM-02-2	41.00	42.50	23,173	10,000
V	TM-03-11	66.00	67.50	19,764	10,000
V	TM-04-3	75.00	76.50	19,117	10,000
V	TM-04-19	46.50	48.00	15,759	10,000
V	TM-04-9	195.00	196.50	14,747	10,000
V	TM-04-2	84.00	85.50	13,729	10,000
V	TM-03-10	13.50	15.00	11,485	10,000
V	TM-04-9	196.50	198.00	10,243	10,000
U	TM-04-24	298.50	300.00	9,348	4,000
U	TM-04-24	304.50	306.00	6,712	4,000
U	TM-02-3	179.00	180.50	5,051	4,000
U	TM-04-24	321.00	322.50	4,058	4,000

15.4.2 Sample Composites

The average length of all samples in the database is 1.5 metres and varies between 0.2 metres and 2.9 metres; over 99% of the samples are 1.5 metres. A number of sample composite lengths were tested in various estimate runs, but ultimately it was determined that use of the un-composited samples produced an estimate with higher confidence.

15.5 Variography

Due to a relatively unpredictable and high degree of variance within the sample population, variogram modelling presented some challenges. Variogram modelling was conducted several times testing slightly different ore models (therefore different sample populations), different orientations, various composite lengths, and various upper capping limits.


DATAMINE
Histogram for Au_ppb
% Probability
0
10
20
30
40
50
0
2500
5000
7500
10000
Au_ppb

Figure 15-7. Probability histogram for Au in the V Zone, after sample capping.


DATAMINE
Histogram for Au_ppb
% Probability
0
10
20
30
40
0
1000
2000
3000
4000
Au_ppb

Figure 15-8. Probability histogram for Au in the U Zone, after sample capping.

The general orientation of the V Zone model was determined to be 27° / 125° (dip direction / dip angle) and the U Zone model 29° / 127°. Generally speaking, experimental variograms calculated at these strike-dip orientations had the best variogram structure. Variograms were modelled against the experimental strike-dip and down hole variograms for each zone. Within the model parameters, the nugget of each strike-dip variogram was normalized to the nugget/sill ratio of each corresponding down-hole variogram. The x-y search parameters were derived from the adjusted strike-dip variogram models and the z search parameter was derived from the down hole variogram models.

15.5.1 Grade Classification

The current Mineral Resource Estimate is classified as Inferred (Postle et al., 2000), because of the difficulties encountered in statistical modelling of high-nugget systems such as Tower (Vallée, 2002). An indicated category can perhaps be defined by carefully designed infill drilling and more detailed modelling of mineralized quartz and quartz-carbonate veins, if they can be found to have reasonable consistency between drill holes. ***If the presence of quartz and quartz-carbonate veining has not already been delineated in previous drill hole logging, this modelling process may require the detailed re-logging of pertinent drill core intervals. Bulk sampling/trial mining may also be necessary to define resources in the Indicated category.***

15.6 Block Modelling

A summary of parameters used to generate the block model is presented in Table 15-10. In the context of a Global Resource, a higher number of samples contributing to the estimated grade of fewer, larger blocks will serve to reduce the kriging variance. The block sizes were chosen to best reflect the orientation along which variance was calculated (i.e. longer along x-z and short along y). Block model sections are provided in Appendix 5.

Table 15-10. Block model parameters used for the Tower Gold Deposit.

Axis	Parent Block	Subcell	Discretization Points Within Block
X	25 m	5 m	5
Y	5 m	2.5 m	2
Z	25 m	5 m	5

15.7 Grade Interpolation

Grade interpolation was completed using **Ordinary Kriging Methods**. To report the results above a 0.3 g/t Au cut-off, the block models containing all estimated results were filtered to new files containing only blocks estimated to be 0.3 g/t Au or greater. Tonnage-grade evaluations were then executed against these filtered (cut-off) files (Table 15-11).

Table 15-11. Inferred Mineral Resource Estimate reported at 0.3 g/t au cut-off, excluding U Zone West.

	Tonnes	Au (ppb)	Au (g/t)	Contained grams	Contained ounces
V Zone	2,353,902	770	0.77	1,811,412	58,238
U Zone	1,617,681	539	0.54	872,750	28,059

The Inferred Mineral Resource Estimate reported in Table 15-11 excludes the lower, westerly fault-block of the U Zone (Figure 15-9). This portion of the zone is defined by one drill-hole intercept (67.5 m of 1.2 g/t Au in drill hole TM04-24). The Inferred Mineral Resource Estimate presented in Table 15-12 compares estimates that exclude and include U Zone West. The Inferred Mineral Resource Estimate for the entirety of the U Zone conforms with CIM standards (Postle et al., 2000), however, with only one drill hole intercept, confidence in the U Zone West Estimate is lower. **Deepening of drill holes TM04-01 and TM-04-02, about 100 metres in both cases, would serve to better define U Zone West.**

Table 15-12. Inferred Mineral Resource Estimates reported at 0.3 g/t Au cut-off for the U Zone.

	Tonnes	Au (ppb)	Au (g/t)	Contained grams	Contained ounces
U Zone East	1,617,681	539	0.54	872,750	28,059
U Zone East & West	2,152,460	613	0.61	1,319,408	42,420


Tower Moutain
U-V Zone
DDH Locations
Legend
DDH Collar
DDH Trace
U Zone
V Zone
U Zone East
U Zone West

Figure 15-9. Locations of the diamond drill holes and faulted U and V zones, Tower Gold Deposit.

For the sake of comparison, a second model, referred to as "Bulk Tonnage", was developed to include most assays >0.3 g/t Au within the U-V Zone (Figure 15-10). This model ignores structure and includes more intercepts and regions of null Au values than the individual U Zone and V Zone models. When filtered to a 0.3 g/t Au cut-off, the clustered sections within the Bulk Tonnage block model define similar regions as the U Zone and V Zone models. Individual estimates for the U and V zones (Table 15-11) represent 25% of the tonnage and 57% of the total ounces of Au estimated in the Bulk Tonnage model (Table 15-13).



Figure 15-10. True perspective southwest-facing view of the "Bulk Tonnage" model, Tower Gold Deposit.

Table 15-13. Inferred Mineral Resource Estimate reported at 0.3 g/t Au cut-off for the Bulk Tonnage model.

	Tonnes	Au (ppb)	Au (g/t)	Contained grams	Contained ounces
Bulk Tonnage	7,154,611	656.5	0.66	4,697,030	151,013

15.7.1 Block Model versus Sample Database Mean

To test the reasonability of the current Mineral Resource Estimate, the mean of block model results was compared to the mean of samples used to calculate them. The comparison indicates a reasonable outcome (Table 15-14).

Table 15-14. Comparison of sample database and block model mean grades.

Element	Mean of Samples in Zone	Mean of Block Model Grades	Difference (%)
V Zone	505.66	466.74	5.27
U Zone*	410.67	365.24	7.66

*Including U Zone West

15.7.2 Cross Validation

Using the search, estimation, and variogram model parameters, the sample database was used to forecast the grade at each point in space where a sample is positioned; the grade at a sample-position being predicted was disqualified from the calculation. The results are presented in Tables 15-15 and 15-16, and Figures 15-9 and 15-10.

Table 15-15. Cross-Validation statistics for V Zone Au (ppb).

Cross-Validation Statistics For Au (ppb)	
Number of samples estimated	962.00
Number of samples not estimated	4.00
Mean of actual values	505.66
Mean of estimated values	509.84
Mean difference (act - est)	-4.18
Mean difference (as % of actual)	-0.83
Mean absolute difference	411.84
Variance of actual values	1683960.00
Variance of estimated values	793513.94
Correlation coefficient	0.44
Kriging Variance:	
Mean of KV estimated from model	0.62
Mean of squared differences	1462794.38

Table 15-16. Cross-Validation statistics for complete U Zone Au (ppb).

Cross-Validation Statistics For Au (ppb)	
Number of samples estimated	692.00
Number of samples not estimated	1.00
Mean of actual values	410.67
Mean of estimated values	414.43
Mean difference (act - est)	-3.76
Mean difference (as % of actual)	-0.91
Mean absolute difference	211.53
Variance of actual values	291745.72
Variance of estimated values	170750.95
Correlation coefficient	0.65
Kriging Variance:	
Mean of KV estimated from model	0.56
Mean of squared differences	172211.72


DATAMINE
Scatter Plot of Actual (Au_ppb) v Estimate
Actual (Au_ppb)
10000
7500
5000
2500
0
-2500
-2500
0
2500
5000
7500
10000
Estimate

Figure 15-11. Scatter plot: actual-sample versus forecast-sample, Au grades from V Zone.


DATAMINE
Scatter Plot of Actual (Au_ppb) v Estimate
Actual (Au_ppb)
4000
3000
2000
1000
0
0
1000
2000
3000
4000
Estimate

Figure 15-12. Scatter plot: actual-sample versus forecast-sample, Au grades from U Zone.

15.8 Responsibility for Estimation

The Independent Mineral Resource Estimate presented in this Report was prepared by Mr. Iain Kelso under the overall direction and responsibility of Dr. Scott Jobin-Bevans, P.Geo..

16.0 INTERPRETATION AND CONCLUSIONS

The Property is characterized by geology similar to that documented in the Kirkland Lake area, where numerous gold showings occur within a broad range of lithologies. Diorite-syenite intrusive suites, such as the Tower Mountain Intrusive Complex (TMIC), are spatially associated with lode gold mineralization in the Kirkland Lake area of the Abitibi Greenstone Belt. The Tower Mountain Gold Property is host to a variety of gold, sulphide and oxide mineralization. Gold mineralization is found in all Timiskaming-like rocks on the Property, particularly in proximity to the TMIC contact aureole. More than twenty-five occurrences have been discovered with grab samples assaying greater than 1.0 g/t Au. The Property exhibits a potential to host low-grade, bulk tonnage gold mineralization and high-grade vein-hosted gold mineralization. Examples of these types of mineralization are found on the Property in three zones (U-V, A-D and 4/36 zones) and have been the focus of exploration to date.

Since acquiring the Tower Mountain Property in 2002 ValGold has drilled 67 holes on the Tower Mountain Gold Property, comprising 16,618 metres of core. To date, three main areas of interest have evolved with the U-V Zone as the top priority, followed by the A-D Zone and finally the 04/36 Zone. The U-V and 04-36 zones are recent discoveries by ValGold, whereas the A-D Zone was identified from previous exploration programs.

The A-D Zone is located about 1,200 metres southeast of the U-V Zone and is considered to have a strike potential of about 300 metres. The style of gold mineralization within the A-D zone consists of a low-grade, broad zone that is mineralized with 2-5% disseminated pyrite and gold. Within the broad, low-grade area are higher-grade intervals (i.e. 21.14 g/t Au over 1.5m). Mineralization is hosted by intermediate to andesitic fragmental volcanic rocks with carbonate and chlorite alteration.

The 4/36 Zone is located about 350 metres south of the U-V Zone and was intersected in 2004 by near-surface drill hole TM04-36. The 4/36 Zone has a mineralization style that is bimodal and composed of a broad, lower grade gold zone occurring over significant widths with an associated high-grade section. In this instance, the 4/36 high-grade intersection returned an average assay of 50.03 g/t Au over a width of 1.5 metres, hosted by volcanic rocks.

Of the 67 drill holes completed to date, 55 targeted the U-V Zone, with 47 of the 55 used to define the current Mineral Resource. The U-V Zone is centred west of the TMIC and work to date suggests that the main gold zone strikes 110-120° and has a potential strike length of 400-500 metres (Chataway,

2005). Current modelling of the U-V Zone suggests two distinct mineralized zones (the U and V zones), each one consisting of low grade envelopes around higher-grade regions. The general orientation of the V Zone model was determined to be 27° / 125° (dip direction / dip angle) and the U Zone model 29° / 127°. Structural interpretation suggests a body of Au mineralization dipping 70° towards 220° that has been broken by two significant faulting events. Specifically, the U and V zones are cut and displaced along their western extents by a northeast-trending fault, resulting in four discrete target regions as defined by the U Zone East and West and the V Zone East and West.

17.0 RECOMMENDATIONS

On the basis of the current geotechnical review completed by CEC and the Mineral Resource Estimate completed by CCIC, the following recommendations are proposed for the Tower Mountain Gold Property.

17.1 Exploration and Diamond Drilling

All data from historic exploration programs and from ValGold's exploration programs (i.e. drilling, trenching and geophysics from the U-V, A-D, and 4/36 Zones) should be compiled and analyzed using three-dimensional modelling software (i.e. Datamine, FracSIS, GOCAD, Surpac) in order to determine previously unrecognized patterns in the mineralization and to provide a clearer representation of the orientation and shape of the mineralization.

Further diamond drilling should be considered for the U-V, A-D and 4/36 zones, once data from previous exploration work on these zones is also analysed using 3-D modelling/targeting software. It is recommended that the following be implemented in future diamond drill programs and during the drill core logging procedures:

1. Quality assurance/quality control programs should be conducted at the time of initial drill core sampling;
2. Due to the apparent nugget-effect and in order to provide a more representative sample for assay, a 400 gram coarse sample from the riffle split (2 times more than present) should be considered;
3. Drill collars should be surveyed to sub-metre accuracy with a differential GPS unit;
4. A standardized regime for the logging and sampling of quartz-carbonate veins; and,
5. A standardized regime for the logging of structural features (i.e. core recovery, Rock Quality Designation (RQD) and structure/vein characterization) including the consideration of collecting oriented drill core.

17.2 Mineral Resource Estimation

CCIC recommends the following work be considered for future revision of the Current Mineral Resource Estimate:

1. A proper digital elevation model should be purchased and/or generated, and all drill collars should be surveyed to sub-metre accuracy with a differential GPS unit; and,
2. A detailed structural and geologic interpretation of the U-V Zone, and detailed modelling of mineralized quartz and quartz-carbonate veins - if they can be found to have reasonable consistency between drill holes - may allow for the definition of a resource in the Indicated category or greater. This process may require the detailed re-logging of pertinent drill core intervals to include geotechnical logging (i.e. core recovery, Rock Quality Designation (RQD) and structure/vein characterization).

17.3 Preliminary Targeting

Current modelling of the U-V Zone led to the development of four discrete target regions as defined by the U Zone East and West and the V Zone East and West (Figures 15-3 to 15-5 and 15-9).

Within the southeast extent of the U Zone East, a high grade region (>1.0 g/t Au) was defined at depth and down-plunge from the main body of low grade (0.3-1.0 g/t Au) mineralization that extends toward the northwest (Figure 17-1). Within the southeast extent of the V Zone East, several high grade areas (>1.0 g/t Au) were defined within the main body of low grade (0.3-1.0 g/t Au) mineralization that extends toward the northwest (Figure 17-2). These areas should provide excellent targets for future diamond drilling programs.

West of the fault that truncates and displaces the U and V zones, higher grade regions (>1.0 g/t Au) were defined at the southeast extents of the down-faulted U Zone West and V Zone West, providing excellent targets for future drill programs (Figure 17-3).


Z
U Zone East

Figure 17-1. True perspective west-southwest-facing view of the U Zone East, Tower Gold Deposit.


Z
V Zone East

Figure 17-2. True perspective west-southwest-facing view of the V Zone East, Tower Gold Deposit.


N
V Zone West
U Zone West

Figure 17-3. True perspective south-southeast-facing view of the V and U zones west, Tower Gold Deposit.

18.0 PROPOSED BUDGET

An exploration program with a budget of $398,750 is proposed to further examine the Property (Table 18-1). In addition to further data compilation, including the incorporation of all historic data from the Property, it is recommended that a further 1,000 metres of diamond drilling be completed on the U-V Zone, 500 metres on the 4/36 Zone and 1,000 metres on the A-D Zone.

Table 18-1. Summary budget for recommendations on the Tower Mountain Gold Property.

Item	Unit	No. Units	$/Unit	Amount
Data Compilation	day	30	$1,000.00	$30,000
Diamond Drilling (all inclusive) U-V Zone	metres	1000	$125.00	$125,000
Diamond Drilling (all inclusive) 4/36 Zone	metres	500	$125.00	$62,500
Diamond Drilling (all inclusive) A-D Zone	metres	1000	$125.00	$125,000
Report Writing/Drafting	ea	1	$20,000.00	$20,000
			Sub-Total:	$346,500
			Contingency (10%):	$34,650
			TOTAL:	**$398,750**

It is the professional opinion of CEC and CCIC that the character of the Tower Mountain Gold Property, the Mineral Resource Estimate it represents, and the potential for developing new mineral targets and expanding current Mineral Resources are of sufficient merit to justify further exploration on the Property, as recommended.

19.0 STATEMENT OF AUTHORSHIP

This report titled "Independent Mineral resource Estimation: Tower Mountain Gold Deposit, Conmee Township, Northwestern Ontario", and dated February 9th, 2006, was prepared and signed by the following authors:

"S. Jobin-Bevans"

Scott Jobin-Bevans, P.Geo.
Dated February 9th, 2006
Sudbury, Ontario

"Desmond Cullen"

Desmond Cullen, P.Geo.
Dated February 9th, 2006
Thunder Bay, Ontario

"Iain Kelso"

Iain Kelso, G.I.T.
Dated February 9th, 2006
Sudbury, Ontario

20.0 REFERENCES

Assessment Files, Thunder Bay Resident Geologist's Office, Ministry of Northern Development and Mines; Thunder Bay, Ontario.

Campbell, I., and Morgan, J., 1998. Diamond Drilling Assessment Report, Stewart Property, Conmee Township, Ontario, Thunder Bay Mining Division.

Card, K.D., and Ciesielski, A., 1986. DNAG#1, Subdivisions of the Superior Province of the Canadian Shield. Geoscience Canada, v13, p.5-13.

Carter, M.W., 1990. Geology of Forbes and Conmee Townships, Thunder Bay District. Ontario Geological Survey, Open File Report 5726.

Chataway, R.T., 2005. Assessment Report for the 2004-05 Exploration Program on ValGold Resources Ltd.'s Tower Mtn. Project, Thunder Bay Mining District, Ontario, Conmee Township NTS 52A/12, 17pp.

Dominy, S., Johansen, G., Cuffley, B., Platten, I., and Alwyn, A., 2001. Estimation and Reporting of Mineral Resources for Coarse Gold-Bearing Veins. Exploration and Mining Geology Journal, v9, No. 1, p.13-42.

Parker, D.P., 1997. Report on the First Phase Exploration Program, Stewart Property, Conmee Township, Ontario, Thunder Bay Mining Division.

Pollock, T., and Wesa, G., 2003. Geological and Diamond Drilling Report on the Tower Mountain Property, Conmee Township, Ontario. For Valerie Gold Resources Ltd.

Pollock, T., and Wesa, G., 2003. Trenching and Diamond Drilling Report on the Tower Mountain Property, Conmee Township, Ontario. For ValGold Resources Ltd.

Pollock, T., and Wesa, G., 2004. Diamond Drilling Report on the Tower Mountain Property, November 2003; Conmee Township, Ontario. For ValGold Resources Ltd.

Postle, J., Haystead, B., Clow, G., Hora, D., Vallee, M., and Jensen, M., 2000. CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines. Canadian Institute of Mining, Metallurgy and Petroleum. Adopted August 20, 2000, 18pp.

Santaguida, F., 2001. Precambrian geology compilation series - Thunder Bay sheet. OGS Map 2664, 1:250,000 scale.

ValGold Resources Ltd. News Releases.

Vallée, M., 2002. Comments on "Classification and Reporting of Mineral Resources for High Nugget Effect Gold Vein Deposits,". Exploration and Mining Geology Journal, v11, No. 1-4, p.113-117.

Williams, H.R., Stott, G.M., Heather, K.B., Muir, T.L., and Sage, R.P., 1991. Wawa Subprovince. In Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part 1, p.485-539.

APPENDIX 1

Certificates of Author


CCIC
Caracle Creek International Consulting Inc.

Scott Jobin-Bevans
Suite 203 – 210 Cedar Street
Sudbury, Ontario
Canada, P3B 1M6
Telephone: 705-671-1801, Fax: 705-671-3665
Email: scott.jb@cciconline.com

CERTIFICATE OF QUALIFIED PERSON

I, Scott Jobin-Bevans, P.Geo. (#0183), do hereby certify that:

1. I am Managing Director (The Americas, Europe and Asia) and Senior Geologist with Caracle Creek International Consulting Inc. (CCIC).

2. I hold the following academic qualifications:

   B.Sc. (Hons) Geology (1995) and M.Sc. Geology (1997), University of Manitoba
   Ph.D. Geology (2004), University of Western Ontario.

3. "Technical Report" refers to the report titled "The Independent Mineral Resource Estimation, Tower Mountain Gold Deposit, Conmee Township, Northwestern Ontario, Canada", and dated February 9th, 2006.

4. I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Ontario and a member in good standing of the Society of Economic Geologists, the Prospectors and Developers Association of Canada, and the Canadian Institute of Mining, Metallurgy and Petroleum.

5. I have worked in the minerals industry for more than 17 years and as a Geologist for more than 10 years.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements as a Qualified Person for the purposes of NI 43-101.

7. I have not visited the Tower Mountain Gold property (the "Property").

8. I am jointly responsible for the preparation of all sections of the Technical Report.

9. I am independent of the party or parties (the "issuer") involved in the transaction for which the Technical Report is required, other than providing consulting services, and in the application of all of the tests in section 1.4 of NI 43-101.

10. I have had no prior involvement with the mineral Property that forms the subject of this Technical Report.

11. I have read NI-43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that Instrument and Form.

12. As of the date of this certificate, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 9th Day of February, 2006.

SIGNED & SEALED

"Scott Jobin-Bevans"

L. Scott Jobin-Bevans, Ph.D., P.Geo.

Desmond Cullen
R.R. #2
Kaministiquia, Ontario
Canada, P0T 1X0
Telephone: 807-933-4689, Fax: 807-622-4156
Email: des.cullen@sympatico.ca

CERTIFICATE OF QUALIFIED PERSON

I, Desmond Cullen, P.Geo. (#0164), do hereby certify that:

1. I am a consulting geologist with Clark Exploration of Thunder Bay, Ontario
2. I graduated with the degree of Honours Bachelor of Science (Geology) from Lakehead University, Thunder Bay, in 1988
3. "Technical Report" refers to the report titled "The Independent Mineral Resource Estimation, Tower Mountain Gold Deposit, Conmee Township, Northwestern Ontario, Canada", and dated February 9th, 2006.
4. I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Ontario (#0164) and a member Ontario Prospectors Association.
5. I have worked as a Geologist for 18 years since my graduation from university.
6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements as a Qualified Person for the purposes of NI 43-101.
7. I visited the Tower Mountain Gold property (the "Property") on July 25th, 2005 for one day.
8. I am jointly responsible for the preparation of the Technical Report, except for Section 15.
9. I am independent of the party or parties (the "issuer") involved in the transaction for which the Technical Report is required, other than providing consulting services, and in the application of all of the tests in section 1.4 of NI 43-101.
10. I have had no prior involvement with the mineral Property that forms the subject of this Technical Report.
11. I have read NI-43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that Instrument and Form.

12. As of the date of this certificate, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 9th Day of February, 2006.

SIGNED

"Desmond Cullen"

____

Desmond Cullen, P.Geo.


CCIC
Caracle Creek International Consulting Inc.

Iain Kelso
355 North Shore Black Lake Rd.
Lively, Ontario
Canada, P3Y 1H8
Telephone: 705-692-0892
Email: kelso@cciconline.com

CERTIFICATE OF AUTHOR

I, Iain Kelso, do hereby certify that:

1. I carried out this assignment for, Caracle Creek International Consulting Inc., 210 Cedar Street, Suite 203, Sudbury, Ontario, Canada P3B 1M6, tel. (705) 671-1801, fax (705) 671-3665.
2. I graduated with a Bachelor of Science – Honours degree in geology from Lakehead University in 2002.
3. I am a member of the Association of Professional Geoscientists of Ontario as a "Geoscientist in Training" (G.I.T.).
4. I have worked as a geologist within the mineral industry for 4 years.
5. I have not visited the Tower Mountain Gold Property (the "Property").
6. I am responsible for the preparation of section 15 of the Technical Report titled "Independent Mineral Resource Estimation, Tower Mountain Gold Deposit, Conmee Township, Northwestern Ontario, Canada" (the "Technical Report") and dated February 9th, 2006.
7. I am independent of the party or parties (the "issuer") involved in the transaction for which the Technical Report is required, other than providing consulting services, and in the application of all of the tests in section 1.4 of NI 43-101.
8. I have had no prior involvement with the mineral Property that forms the subject of this Technical Report.
9. I have read NI-43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
10. As of the date of this certificate, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 9th Day of February, 2006.

SIGNED

"Iain Kelso"

Iain Kelso, APGO Member (G.I.T.)

APPENDIX 2

Selected DDH Sections


Tower Mountain Deposit
DDH Plan U-V Zone
1:2000
Plan View
UTM NAD83 Z16N
VALGOLD RESOURCES
Au (ppb)
0 - 300
300 - 1000
> 1000
5378500.0 N
5378250.0 N
300000.0 E
300100.0 E
300200.0 E
300300.0 E
300400.0 E
300500.0 E
300600.0 E
TM-04-10
TM-02-1
TM-03-4
TM-03-3
TM-05-43
TM-05-44
TM-05-40
TM-05-41
TM-05-50
TM-05-49
TM-02-4
TM-05-46
TM-05-48
TM-02-2
TM-04-26
TM-04-25
TM-04-1
TM-03-10
TM-03-2
TM-04-18
TM-04-16
TM-04-7
TM-04-3
TM-03-11
TM-04-15
TM-04-6
TM-04-12
TM-04-11
TM-04-5
TM-03-12
TM-04-34
TM-04-33
TM-04-14
GEO-CONSULTANTS



400,0 Elev
350,0 Elev
300,0 Elev
250,0 Elev
200,0 Elev
TM-04-35
TM-04-14
TM-04-6
TM-04-4
TM-04-15
TM-04-19
TM-04-33
TM-04-21
TM-03-5
TM-02-4
TM-02-3
TM-04-12
TM-03-2
5378250.0 N
Au (ppb)
0 - 300
300 - 1000
> 1000
Tower Mountain Deposit
Section 300400 / 5378200
1:1250
azimuth 30° / 50m width
UTM NAD83 Z16N
VALGOLD RESOURCES
CCIC
GEO-CONSULTANTS



400,0 Elev
350,0 Elev
300,0 Elev
250,0 Elev
200,0 Elev
150,0 Elev
5378250.0 N
TM-03-11
TM-04-27
TM-04-20
TM-05-48
TM-03-5
TM-05-47
TM-02-3
TM-03
TM-02-2
TM-04-15
Au (ppb)
0 - 300
300 - 1000
> 1000
Tower Mountain Deposit
Section 300360 / 5378250
1:1250
azimuth 30° / 50m width
UTM NAD83 Z16N
VALGOLD RESOURCES
CCIC
GEO-CONSULTANTS



TM-04-7
TM-04-16
TM-04-3
TM-04-18
TM-04-17
TM-03-2
TM-05-50
TM-02-2
TM-03-3
400,0 Elev
350,0 Elev
300,0 Elev
250,0 Elev
200,0 Elev
5378250.0 N
Au (ppb)
0 - 300
300 - 1000
> 1000
Tower Mountain Deposit
Section 300300 / 5378275
1:1250
azimuth 30° / 50m width
UTM NAD83 Z16N
VALGOLD RESOURCES
CCIC
GEO-CONSULTANTS


400,0 Elev
350,0 Elev
300,0 Elev
250,0 Elev
200,0 Elev
150,0 Elev
5378250,0 N
5378500,0 N
TM-03-2
TM-03-10
TM-04-25
TM-04-26
TM-05-50
TM-05-41
TM-02-2
TM-04-18
TM-03-3
Au (ppb)
0 - 300
300 - 1000
> 1000
Tower Mountain Deposit
Section 300275 / 5378290
1:1250
azimuth 30° / 50m width
UTM NAD83 Z16N
VALGOLD RESOURCES
GEO-CONSULTANTS



400,0 Elev
350,0 Elev
300,0 Elev
250,0 Elev
200,0 Elev
150,0 Elev
5378250.0 N
5378500.0 N
TM-04-22
TM-04-6
TM-04-2
TM-04-25
TM-04-26
TM-02-2
TM-05-40
TM-05-44
TM-03-3
Au (ppb)
0 - 300
300 - 1000
> 1000
Tower Mountain Deposit
Section 300250 / 5378325
1:1250
azimuth 30° / 50m width
UTM NAD83 Z16N
VALGOLD RESOURCES
CCIC
GEO-CONSULTANTS


350,0 Elev
300,0 Elev
250,0 Elev
200,0 Elev
150,0 Elev
100,0 Elev
5378250.0 N
5378500.0 N
TM-04-25
TM-03-3
TM-04-26
TM-04-23
TM-05-44
Au (ppb)
0 - 300
300 - 1000
> 1000
Tower Mountain Deposit
Section 300200 / 5378350
1:1250
azimuth 30° / 50m width
UTM NAD83 Z16N
VALGOLD RESOURCES
CCIC
GEO-CONSULTANTS



TM-0
TM-04-9
TM-04-1
TM-05-43
TM-05-42
TM-03-3
TM-04-25
TM-04-26
5378500.0 N
350,0 Elev
300,0 Elev
250,0 Elev
200,0 Elev
150,0 Elev
Au (ppb)
0 - 300
300 - 1000
> 1000
Tower Mountain Deposit
Section 300175 / 5378400
1:1250
azimuth 30° / 50m width
UTM NAD83 Z16N
VALGOLD RESOURCES
GEO-CONSULTANTS

APPENDIX 3

Selected Assays

BHID	FROM	TO	Au (ppb)	Zone
TM-02-2	41.0	42.5	10000	V
TM-02-3	177.5	179.0	1266	U
TM-02-3	179.0	180.5	4000	U
TM-02-3	180.5	182.0	2344	U
TM-02-3	182.0	183.5	1127	U
TM-02-3	183.5	185.0	1123	U
TM-02-3	185.0	186.5	3119	U
TM-02-3	186.5	188.0	1290	U
TM-02-3	189.5	190.5	1202	U
TM-02-3	190.5	191.0	1202	U
TM-02-3	191.0	192.5	3332	U
TM-02-3	192.5	194.0	1417	U
TM-02-3	194.0	195.5	2012	U
TM-02-3	195.5	195.6	1214	U
TM-02-3	195.6	197.0	1214	U
TM-02-3	200.0	201.5	1975	U
TM-02-3	212.0	213.5	1261	U
TM-02-3	213.5	215.0	3206	U
TM-02-3	219.5	221.0	1079	U
TM-03-10	13.5	15.0	10000	V
TM-03-10	48.0	49.5	1577	V
TM-03-11	63.0	64.5	1216	V
TM-03-11	66.0	67.5	10000	V
TM-03-2	33.5	35.0	1095	V
TM-03-2	35.0	36.5	1043	V
TM-03-9	33.0	34.5	5612	V
TM-03-9	135.0	136.5	1035	V
TM-04-12	253.5	255.0	1467	U
TM-04-12	264.0	265.5	1256	U
TM-04-12	271.5	273.0	1119	U
TM-04-12	273.0	274.5	2316	U
TM-04-12	274.5	276.0	1322	U
TM-04-12	276.0	277.5	2888	U
TM-04-12	277.5	279.0	2256	U
TM-04-12	279.0	280.5	2511	U
TM-04-12	282.0	283.5	1770	U
TM-04-14	286.5	288.0	1705	U
TM-04-15	66.0	67.5	1777	V
TM-04-15	69.0	70.5	1198	V
TM-04-15	70.5	72.0	10000	V
TM-04-15	72.0	73.5	1170	V
TM-04-15	73.5	75.0	1213	V
TM-04-15	210.0	211.5	1288	U
TM-04-15	223.5	225.0	1239	U
TM-04-15	234.0	235.5	1420	U
TM-04-15	235.5	237.0	1237	U
TM-04-15	243.0	244.5	1352	U

TM-04-16	117.0	118.5	3060	V
TM-04-16	118.5	120.0	3524	V
TM-04-18	55.5	57.0	1738	V
TM-04-18	73.5	75.0	3115	V
TM-04-19	28.5	29.5	1540	V
TM-04-19	29.5	30.0	1540	V
TM-04-19	46.5	48.0	10000	V
TM-04-19	64.5	66.0	3031	V
TM-04-19	66.0	67.5	1206	V
TM-04-19	93.0	94.3	1740	V
TM-04-19	94.3	94.5	10000	V
TM-04-2	72.0	73.5	1019	V
TM-04-2	84.0	85.5	10000	V
TM-04-21	163.5	165.0	2857	U
TM-04-22	129.0	130.5	1164	V
TM-04-24	264.0	265.5	1839	U
TM-04-24	265.5	267.0	2291	U
TM-04-24	267.0	268.5	1269	U
TM-04-24	298.5	300.0	4000	U
TM-04-24	304.5	306.0	4000	U
TM-04-24	306.0	307.5	1276	U
TM-04-24	310.5	312.0	1250	U
TM-04-24	315.0	316.5	1593	U
TM-04-24	318.0	319.5	1267	U
TM-04-24	319.5	321.0	3120	U
TM-04-24	321.0	322.5	4000	U
TM-04-24	322.5	324.0	1380	U
TM-04-25	178.5	180.0	1642	V
TM-04-26	199.5	201.0	2071	V
TM-04-26	202.5	204.0	1726	V
TM-04-26	205.5	207.0	1594	V
TM-04-26	210.0	211.5	1833	V
TM-04-3	33.0	34.5	2473	V
TM-04-3	73.5	75.0	10000	V
TM-04-3	75.0	75.6	10000	V
TM-04-3	75.6	76.5	10000	V
TM-04-3	81.0	82.5	1030	V
TM-04-33	165.0	166.5	1173	U
TM-04-33	166.5	168.0	1628	U
TM-04-33	168.0	169.5	1008	U
TM-04-33	169.5	171.0	1263	U
TM-04-33	171.0	172.5	1022	U
TM-04-4	228.0	229.5	1300	U
TM-04-4	231.0	232.5	1457	U
TM-04-4	232.5	234.0	1756	U
TM-04-4	259.5	261.0	1067	U
TM-04-4	261.0	262.5	1406	U
TM-04-4	267.0	268.5	1085	U

TM-04-6	132.0	133.5	3258	V
TM-04-6	133.5	135.0	10000	V
TM-04-6	135.0	136.5	1158	V
TM-04-6	136.5	138.0	1177	V
TM-04-6	147.0	148.5	1336	V
TM-04-7	241.5	243.0	1113	U
TM-04-7	280.5	282.0	1282	U
TM-04-8	91.5	91.9	1776	V
TM-04-8	91.9	93.0	1776	V
TM-04-8	96.0	97.5	1166	V
TM-04-8	97.5	99.0	1946	V
TM-04-8	103.5	105.0	1027	V
TM-04-8	105.0	106.5	2144	V
TM-04-8	106.5	108.0	1271	V
TM-04-9	171.0	171.7	1231	V
TM-04-9	171.7	172.5	1231	V
TM-04-9	177.0	178.5	1508	V
TM-04-9	178.5	180.0	1112	V
TM-04-9	180.0	181.5	3702	V
TM-04-9	181.5	183.0	4721	V
TM-04-9	183.0	184.5	9825	V
TM-04-9	192.0	193.5	1525	V
TM-04-9	195.0	196.5	10000	V
TM-04-9	196.5	198.0	10000	V
TM-04-9	198.0	199.5	1500	V
TM-04-9	199.5	201.0	6337	V
TM-04-9	202.5	204.0	1309	V
TM-04-9	204.0	205.5	1761	V
TM-04-9	207.0	208.5	1326	V
TM-04-9	210.0	211.5	1456	V
TM-04-9	211.5	213.0	3161	V
TM-04-9	213.0	214.5	1108	V
TM-04-9	222.0	223.5	1614	V
TM-04-9	223.5	225.0	1821	V
TM-04-9	225.0	226.5	4022	V
TM-04-9	228.0	229.5	1205	V
TM-04-9	229.5	231.0	6430	V
TM-04-9	231.0	232.5	6565	V

*Samples within ore models and after top-cutting

APPENDIX 4

Resource Estimate Parameters

Estimation Parameters:

ZONE	VALUE_IN (A8)	VALUE_OU (A8)	NUMSAM_F (A8)	SVOL_F (A8)	VAR_F (A8)	MINDIS_F (A8)	SREFNUM (N)	IMETHOD (N)	POWER (N)	ADDCON (N)	VREFNUM (N)	KRIGNEGW (N)	KRIGVARS (N)
U	Au_ppb		NUMSAM	SVOL	KVAR		1	3	2	0	1	0	1
V	Au_ppb		NUMSAM	SVOL	KVAR		1	3	2	0	1	0	1

Search Parameters:

ZONE	SREFNUM (N)	SMETHOD (N)	SDIST1 (N)	SDIST2 (N)	SDIST3 (N)	SANGLE1 (N)	SANGLE2 (N)	SANGLE3 (N)	SAXIS1 (N)	SAXIS2 (N)	SAXIS3 (N)	OCTMETH (N)	MINOCT (N)
U	1	2	25.096201	23.494699	11.4215	27	125	0	3	1	0	0	2
V	1	2	19.059601	15.7334	6.1241	27	125	0	3	1	0	0	2

MINPEROC (N)	MAXPEROC (N)	MINNUM1 (N)	MAXNUM1 (N)	SVOLFAC2 (N)	MINNUM2 (N)	MAXNUM2 (N)	SVOLFAC3 (N)	MINNUM3 (N)	MAXNUM3 (N)
1	4	10	20	1.5	10	20	2	2	20
1	4	10	20	1.5	10	20	2	2	20

Variogram Model Parameters:

ZONE	VREFNUM (N)	VANGLE1 (N)	VANGLE2 (N)	VANGLE3 (N)	VAXIS1 (N)	VAXIS2 (N)	VAXIS3 (N)	NUGGET (N)	ST1 (N)	ST1PAR1 (N)	ST1PAR2 (N)	ST1PAR3 (N)	ST1PAR4 (N)
U	1	29	127	0	3	1	0	0.0882	1	6.2692	6.1152	2.1113	0.4177
V	1	27	125	0	3	1	0	0.0496	1	13.5069	3.9593	2.7273	0.6119

ST2 (N)	ST2PAR1 (N)	ST2PAR2 (N)	ST2PAR3 (N)	ST2PAR4 (N)
1	31.3703	29.368401	14.2769	0.494
1	23.8246	19.6667	7.6551	0.3385

APPENDIX 5

Selected Block Model Sections



TM-04-35
TM-04-14
TM-04-6
TM-04-4
TM-04-15
TM-04-33
TM-04-21
TM-02-4
TM-03-5
TM-04-19
TM-02-3
TM-04-12
TM-03-2
5378250.0 N
400,0 Elev
350,0 Elev
300,0 Elev
250,0 Elev
200,0 Elev
Au (ppb)
0 - 300
300 - 1000
> 1000
Tower Mountain Deposit
Section 300400 / 5378200
1:1250
azimuth 30° / 50m width
UTM NAD83 Z16N
VALGOLD RESOURCES
GEO-CONSULTANTS


Tower Mountain Deposit
Section 300360 / 5378250
1:1250
azimuth 30° / 50m width
UTM NAD83 Z16N
VALGOLD RESOURCES
Au (ppb)
0 - 300
300 - 1000
> 1000
400,0 Elev
350,0 Elev
300,0 Elev
250,0 Elev
200,0 Elev
150,0 Elev
5378250.0 N
TM-03-11
TM-04-27
TM-04-20
TM-05-48
TM-03-5
TM-05-47
TM-02-3
TM-02-2
TM-04-15
CCIC GEO-CONSULTANTS


TM-04-7
TM-04-16
TM-04-3
TM-04-18
TM-04-17
TM-03-2
TM-05-50
TM-02-2
TM-03-3
5378250.0 N
400,0 Elev
350,0 Elev
300,0 Elev
250,0 Elev
200,0 Elev
Au (ppb)
0 - 300
300 - 1000
> 1000
Tower Mountain Deposit
Section 300300 / 5378275
1:1250
azimuth 30° / 50m width
UTM NAD83 Z16N
VALGOLD RESOURCES
GEO-CONSULTANTS


400,0 Elev
350,0 Elev
300,0 Elev
250,0 Elev
200,0 Elev
150,0 Elev
5378250.0 N
5378500.0 N
TM-03-2
TM-03-10
TM-04-25
TM-04-26
TM-05-50
TM-05-41
TM-02-2
TM-04-18
TM-03-3
Au (ppb)
0 - 300
300 - 1000
> 1000
Tower Mountain Deposit
Section 300275 / 5378290
1:1250
azimuth 30° / 50m width
UTM NAD83 Z16N
VALGOLD RESOURCES
GEO-CONSULTANTS



400,0 Elev
350,0 Elev
300,0 Elev
250,0 Elev
200,0 Elev
150,0 Elev
5378250.0 N
5378500.0 N
TM-04-22
TM-04-8
TM-04-2
TM-04-25
TM-04-26
TM-02-2
TM-05-40
TM-05-44
TM-03-3
Au (ppb)
0 - 300
300 - 1000
> 1000
Tower Mountain Deposit
Section 300250 / 5378325
1:1250
azimuth 30° / 50m width
UTM NAD83 Z16N
VALGOLD RESOURCES
CCIC GEO-CONSULTANTS


350,0 Elev
300,0 Elev
250,0 Elev
200,0 Elev
150,0 Elev
100,0 Elev
5378250.0 N
5378500.0 N
TM-04-25
TM-04-26
TM-03-3
TM-04-28
TM-05-44
Au (ppb)
0 - 300
300 - 1000
> 1000
Tower Mountain Deposit
Section 300200 / 5378350
1:1250
azimuth 30° / 50m width
UTM NAD83 Z16N
VALGOLD RESOURCES
GEO-CONSULTANTS


TM-0
TM-04-9
TM-04-1
TM-05-43
TM-05-42
TM-03-3
TM-04-25
TM-04-26
350,0 Elev
300,0 Elev
250,0 Elev
200,0 Elev
150,0 Elev
5378500.0 N
Au (ppb)
0 - 300
300 - 1000
> 1000
Tower Mountain Deposit
Section 300175 / 5378400
1:1250
azimuth 30° / 50m width
UTM NAD83 Z16N
VALGOLD RESOURCES
CCIC
GEO-CONSULTANTS



Scott Jobin-Bevans
Suite 203 – 210 Cedar Street
Sudbury, Ontario
Canada, P3B 1M6
Telephone: 705-671-1801, Fax: 705-671-3665
Email: scott.jb@cciconline.com

CERTIFICATE OF QUALIFIED PERSON

I, Scott Jobin-Bevans, P.Geo. (#0183), do hereby certify that:

1. I am Managing Director (The Americas, Europe and Asia) and Senior Geologist with Caracle Creek International Consulting Inc. (CCIC).

2. I hold the following academic qualifications:

   B.Sc. (Hons) Geology (1995) and M.Sc. Geology (1997), University of Manitoba
   Ph.D. Geology (2004), University of Western Ontario.

3. "Technical Report" refers to the report titled "The Independent Mineral Resource Estimation, Tower Mountain Gold Deposit, Conmee Township, Northwestern Ontario, Canada", and dated February 9th, 2006.

4. I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Ontario and a member in good standing of the Society of Economic Geologists, the Prospectors and Developers Association of Canada, and the Canadian Institute of Mining, Metallurgy and Petroleum.

5. I have worked in the minerals industry for more than 17 years and as a Geologist for more than 10 years.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements as a Qualified Person for the purposes of NI 43-101.

7. I have not visited the Tower Mountain Gold property (the "Property").

8. I am jointly responsible for the preparation of all sections of the Technical Report.

9. I am independent of the party or parties (the "issuer") involved in the transaction for which the Technical Report is required, other than providing consulting services, and in the application of all of the tests in section 1.4 of NI 43-101.

10. I have had no prior involvement with the mineral Property that forms the subject of this Technical Report.

11. I have read NI-43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that Instrument and Form.

12. As of the date of this certificate, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 9th Day of February, 2006.

SIGNED & SEALED

"Scott Jobin-Bevans"

L. Scott Jobin-Bevans, Ph.D., P.Geo.

Desmond Cullen
R.R. #2
Kaministiquia, Ontario
Canada, P0T 1X0
Telephone: 807-933-4689, Fax: 807-622-4156
Email: des.cullen@sympatico.ca

CERTIFICATE OF QUALIFIED PERSON

I, Desmond Cullen, P.Geo. (#0164), do hereby certify that:

1. I am a consulting geologist with Clark Exploration of Thunder Bay, Ontario

2. I graduated with the degree of Honours Bachelor of Science (Geology) from Lakehead University, Thunder Bay, in 1988

3. "Technical Report" refers to the report titled "The Independent Mineral Resource Estimation, Tower Mountain Gold Deposit, Conmee Township, Northwestern Ontario, Canada", and dated February 9th, 2006.

4. I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Ontario (#0164) and a member Ontario Prospectors Association.

5. I have worked as a Geologist for 18 years since my graduation from university.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements as a Qualified Person for the purposes of NI 43-101.

7. I visited the Tower Mountain Gold property (the "Property") on July 25th, 2005 for one day.

8. I am jointly responsible for the preparation of the Technical Report, except for Section 15.

9. I am independent of the party or parties (the "issuer") involved in the transaction for which the Technical Report is required, other than providing consulting services, and in the application of all of the tests in section 1.4 of NI 43-101.

10. I have had no prior involvement with the mineral Property that forms the subject of this Technical Report.

11. I have read NI-43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that Instrument and Form.

12. As of the date of this certificate, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 9th Day of February, 2006.

SIGNED

"Desmond Cullen"

Desmond Cullen, P.Geo.


CCIC
Caracle Creek International Consulting Inc.

Iain Kelso
355 North Shore Black Lake Rd.
Lively, Ontario
Canada, P3Y 1H8
Telephone: 705-692-0892
Email: kelso@ccionline.com

CERTIFICATE OF AUTHOR

I, Iain Kelso, do hereby certify that:

1. I carried out this assignment for, Caracle Creek International Consulting Inc., 210 Cedar Street, Suite 203, Sudbury, Ontario, Canada P3B 1M6, tel. (705) 671-1801, fax (705) 671-3665.

2. I graduated with a Bachelor of Science – Honours degree in geology from Lakehead University in 2002.

3. I am a member of the Association of Professional Geoscientists of Ontario as a "Geoscientist in Training" (G.I.T.).

4. I have worked as a geologist within the mineral industry for 4 years.

5. I have not visited the Tower Mountain Gold Property (the "Property").

6. I am responsible for the preparation of section 15 of the Technical Report titled "Independent Mineral Resource Estimation, Tower Mountain Gold Deposit, Conmee Township, Northwestern Ontario, Canada" (the "Technical Report") and dated February 9th, 2006.

7. I am independent of the party or parties (the "issuer") involved in the transaction for which the Technical Report is required, other than providing consulting services, and in the application of all of the tests in section 1.4 of NI 43-101.

8. I have had no prior involvement with the mineral Property that forms the subject of this Technical Report.

9. I have read NI-43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. As of the date of this certificate, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 9th Day of February, 2006.

SIGNED

"Iain Kelso"

Iain Kelso, APGO Member (G.I.T.)





Scott Jobin-Bevans
Suite 203 – 210 Cedar St.
Sudbury, Ontario
Canada, P3B 1M6
Telephone: 705-671-1801, Fax: 705-671-3665
Email: scott.jb@cciconline.com

CONSENT of AUTHOR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Department of Government Services, Consumer & Commercial Affairs Branch (Newfoundland & Labrador)
TSX Venture Exchange

I, Scott Jobin-Bevans (P.Geo.), do hereby consent to the filing of the written disclosure of the technical report titled, "Independent Mineral Resource Estimation Tower Mountain Gold Deposit" and dated February 9, 2006 (the "Technical Report"), and any extracts from or summary of the Technical Report in a press release filed by ValGold Resources Ltd. dated January 30, 2006, and to the filing of the Technical Report with the securities regulatory authorities and stock exchange referred to above.

I, also certify that I have read the press release filed by ValGold Resources Ltd. dated January 30, 2006, and that it fairly and accurately represents the information in the Technical Report that supports the Company's aforementioned press release.

Dated 28th Day of February, 2006.

Scott Jobin-Bevans, P.Geo.

PROFESSIONAL GEOSCIENTIST
SCOTT JOBIN-BEVANS
PRACTISING MEMBER
0183
ONTARIO

CONSENT OF QUALIFIED PERSON FOR RELEASE OF INFORMATION

Desmond Cullen
R.R.#2
Kaministiquia, Ontario
Canada, P0T 1X0
Telephone: 807-933-4689
E-mail: des.cullen@sympatico.ca

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Department of Government Services, Consumer & Commercial Affairs Branch (Newfoundland & Labrador)
TSX Venture Exchange

I, Desmond Cullen P.Geo (#0164), do hereby consent to the filing of the written disclosure of the technical report titled, "Independent Mineral Resource Estimation Tower Mountain Gold Deposit" and dated February 9, 2006 (the "Technical Report"), and any extracts from or summary of the Technical Report in a press release filed by ValGold Resources Ltd. dated January 30, 2006, and to the filing of the Technical Report with the securities regulatory authorities and stock exchange referred to above.

I, also certify that I have read the press release filed by Cream Minerals Ltd. dated January 30, 2006, and that it fairly and accurately represents the information in the Technical Report that supports the Company's aforementioned press release.

Dated 1st Day of March, 2006.

Desmond Cullen, P.Geo.



Caracle Creek International Consulting Inc.
Geological Consultants - Project Management



Iain Kelso
355 North Shore Black Lake Rd.
Lively, Ontario
Canada, P3Y 1H8
Telephone: 705-692-0892
Email: kelso@cciconline.com

CONSENT of AUTHOR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Department of Government Services, Consumer & Commercial Affairs Branch (Newfoundland & Labrador)
TSX Venture Exchange

I, Iain Kelso (G.I.T.), do hereby consent to the filing of the written disclosure of the technical report titled, "Independent Mineral Resource Estimation Tower Mountain Gold Deposit" and dated February 9, 2006 (the "Technical Report"), and any extracts from or summary of the Technical Report in a press release filed by ValGold Resources Ltd. dated January 30, 2006, and to the filing of the Technical Report with the securities regulatory authorities and stock exchange referred to above.

I, also certify that I have read the press release filed by ValGold Resources Ltd. dated January 30, 2006, and that it fairly and accurately represents the information in the Technical Report that supports the Company's aforementioned press release.

Dated 28th Day of February, 2006.

Iain Kelso, G.I.T.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **SHANNON M. ROSS**, Chief Financial Officer of **VALGOLD RESOURCES LTD.**, certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the interim period ending January 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2006

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **STEPHEN J. WILKINSON,** President and Chief Executive Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the interim period ending January 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2006

"Stephen J. Wilkinson"

Stephen J. Wilkinson
President and Chief Executive Officer

ValGold Resources Ltd.
Three and Six Months Ended
January 31, 2006

1.1 Date

The effective date of this interim report is March 30, 2006.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. The interim financial statements do not contain all of the information required for annual financial statements and the MD&A should be read in conjunction with the most recent annual audited financial statements for the year ended July 31, 2005, in addition to the unaudited interim financial statements for the six months ended January 31, 2006.

All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- ValGold's loss for the six months ended January 31, 2006 ("fiscal 2006") was $142,509 or $0.01 per share compared to a loss of $518,857 or $0.03 per share in the six months ended January 31, 2005 ("fiscal 2005").
- During fiscal 2006, ValGold completed a private placement of 1,467,333 units, providing cash of $330,150 to the treasury, compared to $446,000 in two flow-through private placements in fiscal 2005.
- During fiscal 2006, cash used in operations was $308,012, compared to $931,600 in fiscal 2005. Exploration expenditures were incurred on the following mineral properties in fiscal 2006, with comparative figures for fiscal 2005 in brackets: Tower Mountain - $70,703 ($548,343), Hunter Mine - $32,854 ($112,201), China properties - $3,117 ($218,119), Manitoba Nickel Properties - recoveries of $16,303 (recoveries of $18,467), Roy-Can and Q-9 properties - $37,056 ($Nil), Garrison Property - $364,742 ($Nil), the Horseshoe Property - $135 ($43,006) and the Venezuelan properties - $80,460.
- In fiscal 2006, ValGold sold 324,633 common shares of its investment in common shares of Northern Orion Resources Inc., for a gain of $825,735. No shares were sold in fiscal 2005.
- In fiscal 2006 the Company wrote off the balance of its Horseshoe and China properties for a total of $3,252, and the Roy-Can and Q-9 properties in Ontario, for a total of $322,051.

1.2.1 Tower Mountain Gold Project, Ontario

Fiscal 2006 exploration expenditures on the Tower Mountain Gold Project included the following: assays and analysis - $3,835 (2005 - $41,637); drilling - $3,401 (2005 - $285,925); geological and geophysical -

$47,644 (2005 - $182,416), trenching - $12,567 (2005 - $Nil), travel and accommodation - $616 (2005 - $28,837) and site activities - $2,022 (2005 - $8,766).

During the six months ended January 31, 2006, ValGold concentrated much of its exploration efforts on completion of a resource estimate for the U/V area, which was received and posted on Sedar and is available on the Company's web site. The next stage of exploration work is being developed based on the resource estimates.

1.2.2 Manitoba Nickel Properties, Manitoba

ValGold combined some of its staked claims in Manitoba with those of Cream Minerals Ltd. and Sultan Minerals Inc. (the "Companies") to form the Stephens Lake Nickel Project, for a total of 174,018 hectares. The Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") whereby BHP Billiton has been granted options to acquire an initial 51% interest in the Stephens Lake mineral property, and a second option to acquire an additional 19% undivided interest.

The target on both properties is sulphide nickel and copper mineralization similar to that being mined by Inco Ltd. at Thompson, Manitoba. Government and BHP Billiton airborne magnetic data indicate that the Thompson Nickel Belt may extend through ValGold's properties, but due to an absence of outcrop, the only way to determine the geology and mineral potential of the area is through the extensive use of geophysics and drilling. Encouraging results were obtained from the two-hole drill program carried out by BHP Billiton on the property early in 2005 but much more drilling is required in order to test all of the targets on the properties outlined by airborne geophysical surveys. Although the drill program had to be cut short due to the on-set of spring break-up, one of the two holes intersected ultramafic rock similar to that which hosts nickel mineralization at Thompson. The anomaly drilled also lies along a prominent magnetic-gravity linear that is speculated to be the extension of the Thomson Nickel Belt located 200 kilometres to the west. Drilling on the property commenced in March 2006.

<u>Big Claims, Manitoba</u>
In December 2002, ValGold entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba. The option allowed ValGold to obtain a 70% interest in the property by making total payments to the optionor of $60,000 in cash and issuing 200,000 common shares over a 36-month period. In April 2004, ValGold entered into an agreement with BHP Billiton to acquire, initially, a 51% undivided interest in the Big Claims (the "Big First Option"); and, secondly, subject to and conditional upon the exercise of the Big First Option, a 19% undivided interest in the Property (the "Big Second Option") in addition to the 51% interest; and, thirdly, subject to and conditional upon the exercise of the Big Second Option, an additional 5% (the "Big Third Option"). In order to exercise the Big First Option, BHP Billiton must satisfy the first year's conditions of the abovementioned Big Claim option agreement; assume, pay and complete all of the Company's obligations under the Big Claim option with the exception of the share issuances; and, on or before January 16, 2006, reimburse the Company for 70% of the value of its share issuances and 150% of all of its cash payments and expenditures. The Company expects to recover $51,275 in acquisition costs from BHP Billiton pursuant to the option agreement in the fiscal year ended July 31, 2006.

1.2.3 Hunter Gold Mine, Ontario

The Hunter Gold Mine project is situated within the Timmins mining camp and is contiguous with the eastern boundary of the famous Dome gold mine. ValGold commenced drilling on the project in June 2004 and drilled 12 holes totalling 3,100 m. All of the holes targeted the Hunter gold mine zone and all but one of the holes hit the zone. Although this first phase of drilling proved encouraging, little fieldwork

has been carried out on the property over the past year and a half, in part due to the Company's focus on the Tower Mountain project.

Subsequent to January 31, 2006, the Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"), to dispose of an initial 50.0% interest in the property. Under the terms of the option agreement Brigadier can earn an initial 50.0% interest in the property by issuing to ValGold 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years. Brigadier must spend a minimum of $250,000 on exploration in the first year and issue 425,000 common shares upon regulatory approval and a second tranche of 425,000 shares on the first anniversary of regulatory approval. A further 30.0% interest may be earned by Brigadier upon completion of the share issuances and commitments above, by completing a bankable feasibility study at its sole cost on or before December 31, 2010.

In fiscal 2006, expenditures included the following costs: assays and analysis - $44 (2005 - $14,309), drilling - $4,502 (2005 - $54,281), geological and geophysical - $3,658 (2005 - $13,015), and site and travel costs - $75 (2005 - $3,161).

1.2.4 Roy-Can Property, Ontario

The Roy-Can property is a very large property located on the south shore of Lake Nipigon, 120 kilometres north of Thunder Bay, Ontario. ValGold became interested in the property early in 2005 due to the presence of a number of large-scale, structural, lithological and geophysical features indicating the potential for a world-class iron-oxide-copper-gold deposit. Exploration work on the property since it was optioned in January 2005 included partial coverage with an airborne magnetics and electromagnetic ("VTEM") survey, and limited mapping and sampling. The Company evaluated the results of this work and determined that the exploration results did not meet with its expectations and as a result has written off the property by $191,826, and on December 14, 2005, returned the property to the optionors.

1.2.5 Q-9 Property, Ontario

This property was optioned at the beginning of 2005 for its potential to host lode gold mineralization in Archean aged metavolcanic units and/or quartz + feldspar porphyry intrusions. Located 120 kilometres west of Thunder Bay, within the Saganagons portion of the Shebandowan greenstone belt, the property is host to numerous gold occurrences one of which has returned multiple-ounce per ton gold assays. Work completed by ValGold since the spring of 2005 included VTEM survey, minor mapping and sampling, and the follow-up of airborne anomalies. The Company evaluated the results of this work and determined that the exploration results did not meet with its expectations and as a result has written off the property by $130,225, and on December 14, 2005, returned the property to the optionors.

1.2.6 Mel 223B Uranium Property

In fiscal 2006, ValGold entered into an option agreement to earn a 100% interest in the MEL 223B Property by making cash payments totalling $50,000 ($6,500 paid) and issuing 250,000 common shares (50,000 issued) over four years, and reimbursing the optionor for the provincial deposit for the license in the amount of $5,687.50. Upon completion of the payments above, ValGold will become the legal and beneficial owner of the license, subject only to a 3.0% net smelter return royalty ("NSR") payable to the optionor, which ValGold may reduce to a 1.5% NSR by payment of $1,000,000 at any time up to the commencement of commercial production. The licence covers approximately 11,375 hectares (28,107 acres) in Manitoba. The property is accessible by float-equipped plane with the nearest air base at Points North, Saskatchewan.

Geological Setting
The north-western corner of Manitoba that is covered by map sheet 64N is underlain by Proterozoic-age gneissic and granitoid rocks believed to have been derived from the high-grade metamorphism of greywacke and other clastic and chemical sediments. The license covers the northern extension of the Wollaston Belt, which is a continuation of regional structures closely associated with uranium mines such as the Millennium, McArthur River, Cigar Lake and Midwest Lake, and straddles the Wollaston terrain to cover two primary target types identified by exploration programs of previous operators. The most notable are uranium targets identified by airborne geophysical surveys and confirmed by surface samples from which grab samples of mineralized rock returned assays of 0.060% (1.2 lb/ton) U3O8, 0.085% (1.7 lb/ton) U3O8, and 0.065% (1.3 lb/ton) U3O8. The airborne magnetic anomalies are also of particular interest as there are two significant linear anomalies that intersect in the southwest quadrant of the license at Attwood Lake. At that intersection is a third magnetic anomaly that occupies an oval shaped area that measures 3 kilometres long by 1 kilometre wide. Similar magnetic units within the Wollaston mobile belt are commonly associated with nickel, copper and cobalt occurrences.

1.2.7 Garrison Project, Ontario

ValGold has acquired 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario, by making a cash payment of $110,000 to the seller of the property.

At least one gold deposit and several important showings are found on the property, all of which lie within or proximal to the world famous Destor-Porcupine Fault Zone. It is along this regional fault that several gold deposits are located including those in the Timmins gold camp located 100 kilometres west of the property. On the other side of the property, located approximately eight kilometres to the east, are two other gold mines known as the Holloway and Holt-McDermott deposits currently being mined by Newmont Gold. Since the property was acquired in July 2005, most of the work has been directed towards creating a digital database of the past surface and underground drilling. As of October, the database was complete and currently a geological consultant is recalculating the resource figure for the main zone of mineralization.

Fiscal 2006 exploration expenditures on the Garrison Project have included assay and analysis costs of $12,530; drilling of $223,235; geological and geophysical, and trenching expense of $88,988; and travel and site activities of $39,989. There were no exploration activities on the property in fiscal 2005.

The Company's exploration plans include drilling several thousand metres of diamond drill core, of which 5,168 metres has been completed as of March 14, 2006. The drilling to date has focused along the main mineralized horizon with the objective of adding more ounces peripheral to the five zones of gold mineralization already delineated by previous drill programs.

1.2.8 Honnold Acquisition, Venezuela

ValGold entered into a two-stage transaction in January 2006 by signing a Memorandum of Understanding with a group of three private companies under which ValGold was granted the sole and exclusive option (the "Honnold Option") to acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly owns twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers in Bolivar State, Venezuela. The transaction is subject to regulatory approval, which has not yet been received, and shareholder approval, which was received at a Special Meeting held on February 28, 2006.

Previous exploration expenditures on the Properties in the order of US$38 million have outlined several occurrences of significant gold and platinum, palladium, nickel, copper and vanadium mineralization, for which ValGold considers the potential for resource development to be excellent.

The Terms of The Acquisition

The acquisition of the Honnold shares would be accomplished in two phases. The total purchase price for both phases consists of US$2,000,000 cash and US$6,000,000 in ValGold common shares, broken down by phase as follows:

(1) ValGold would advance US$500,000 cash and issue a total of 5,000,000 ValGold common shares (having a deemed value for purposes of the agreement of US$0.20 per share) as consideration for acquiring the Honnold Option. The cash and shares are to be advanced immediately following regulatory approval and shareholder approval of the transaction by ValGold shareholders. The Honnold Option would be exercisable at any time up to July 9, 2007.

(2) To exercise the Honnold Option, ValGold would pay the sellers an additional US$1,500,000 in cash and issue the sellers additional ValGold common shares having a deemed value of US$5,000,000. The deemed per share value of the ValGold common shares issuable to exercise the Honnold Option is to be calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of ValGold common shares as traded on the TSX Venture Exchange over the 90 day period prior to the exercise date, but in any event shall be not less than US$0.20.

(3) The sellers will retain a collective 10% free carried interest in the Properties until the completion of a bankable feasibility study on the Venezuelan Properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted.

(4) The sellers would also retain a 2% NSR in the Venezuelan Properties.

Upon exercise of the Honnold Option, ValGold would also acquire a substantial financial asset represented by approximately US$18 million of inter-company notes, issued in respect of previous loans made by Honnold and its two wholly owned direct subsidiaries to the indirect subsidiaries of Honnold. The loans funded a portion of the previous expenditures incurred in exploration and development of the Venezuelan Properties.

An arm's length finder's fee will be payable upon the approval of the acquisition. The fee is 5% of the value of the acquisition to be paid in two installments. The first will be due immediately following shareholder and regulatory approval, by the issuance of 375,000 ValGold shares at a deemed value of US$0.20 per share. The second installment would be due upon exercise of the Option.

The Properties

The principal mineral properties, the Chicanan West and the Chicanan East Concessions, include the Mochila exploration permits and the Chicanan gold prospects. The concessions adjoin one another and are located in Southern Bolivar State, Venezuela, approximately 50 km northwest of Kilometer 88 and the well-known Las Cristinas gold deposit. Access to the area is by the Cuyuni and Chicanan rivers or alternatively by helicopter.

The concessions are comprised of up to 25 exploration licenses that cover a total of up to 112,858 hectares (45,674 acres) or approximately 1,129 square kilometers. The permits were acquired in 1994 and a joint venture was then formed between Honnold and Gold Fields Limited to explore the potential of the Mochila Complex. A geological model of the complex was made using magnetometer surveys followed by trenching and drilling. Despite some enhanced intercepts in drill holes the joint venture was effectively idle during 2000 and 2001, and was terminated in 2002 just in advance of the recent major upswing in spot precious and base metal prices.

As part of its due diligence process, ValGold commissioned and completed an NI 43-101 compliant Technical Report on the Properties, dated January 12, 2006. The report is available on ValGold's website and is also filed on SEDAR. Work has already begun with the review of all of the available historical exploration data. Fieldwork is expected to commence in April with ValGold's geologists re-logging and possibly re-sampling some of the drill core from previous operators to confirm the historical estimated tonnages and to confirm the known drill targets. The initial drill program should be underway in the summer of 2006.

Mr. Tom Pollock, P.Geo. is ValGold's Vice President of Exploration and is the qualified person for the supervision of the exploration and development activities of the Company. Mr. Pollock will be responsible for all of the technical reporting in compliance with NI 43-101.

1.2.9 Mineral Property Option Payments Due To January 31, 2007

From February 1, 2006, to January 31, 2007, ValGold must make cash payments totalling $156,833, of which $25,000 has been paid to the date of this report to maintain its current mineral property interests. In addition, ValGold must issue a total of 191,667 common shares, of which 70,000 common shares have been issued at the date of this report, to maintain the options on the mineral property interests that are currently held. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested, subject to royalties payable on commencement of production. The share and cash payments do not include any payments that may be required on the Venezuelan property acquisitions.

1.2.10 Market Trends

In 2006 the price of gold has increased, continuing an overall uptrend that commenced in 2001. The gold price in 2005 averaged US$444.74 per ounce and in 2006 the gold price has averaged US$553.13 per ounce to March 29, 2006.

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2005	As at July 31, 2004	As at July 31, 2003
Current assets	$ 987,683	$ 3,810,592	$ 2,110,730
Mineral property interests	3,862,406	2,264,567	496,950
Other assets	1,408,795	1,405,213	1,362,726
Total assets	6,258,884	7,480,372	3,970,406
Current liabilities	137,952	587,290	250,256
Shareholders' equity	6,120,932	6,893,082	3,720,150
Total shareholders' equity and liabilities	6,258,884	7,480,372	3,970,406
Working capital	$ 855,731	$ 3,223,302	$ 1,860,474

	Year ended July 31, 2005	Year ended July 31, 2004	Year ended July 31, 2003
Expenses (Recoveries)			
Amortization	$ 855	$ 152	$ 384
Foreign exchange loss	17,838	14,210	37,917
Legal, accounting and audit	75,297	121,953	97,729
Management fees	60,000	30,000	61,250
Office and administration	208,331	193,661	106,832
Salaries and benefits	218,938	180,310	218,865
Shareholder communications	214,849	179,284	65,370
Stock-based compensation	53,734	654,396	2,534
Travel and conferences	75,169	78,538	13,538
	925,011	1,452,504	604,419
Project closure costs (recovery)	--	--	(6,755)
Property investigations	115,052	142,803	107,578
Write-down of mineral property interests	419,698	290,619	4,890
Loss on disposal of equipment	--	1,150	--
(Gain) on sale of marketable securities and investments	--	(2,494,700)	--
Write-down of investments	6,000	40,464	--
Interest income	(46,506)	(48,208)	(27,397)
(Loss) earnings before future income tax recovery	(1,419,255)	615,368	(682,735)
Future income tax recovery	162,788	2,322	--
(Loss) earnings for the year	(1,256,467)	617,690	(682,735)
(Loss) earnings per share – basic	$ (0.06)	$ 0.03	$ (0.05)
(Loss) earnings per share – diluted	$ (0.06)	$ 0.03	$ (0.05)
Weighted average number of common shares outstanding – basic	20,701,374	17,846,346	13,391,054
Weighted average number of common shares outstanding – diluted	20,701,374	19,821,310	13,391,054

1.4 Results of Operations

	Three months ended January 31, 2006	Three months ended January 31, 2005	Six months ended January 31, 2006	Six months ended January 31, 2005
Expenses				
Amortization	$ 160	$ 228	$ 319	$ 384
Foreign exchange	665	(720)	1,130	15,534
Legal, accounting and audit	47,576	4,295	80,365	18,442
Management and consulting fees	25,500	7,500	33,000	45,000
Office and administration	70,915	35,126	129,306	74,240
Property investigations	(68,337)	8,730	(9,147)	45,574
Salaries and benefits	42,783	16,720	85,719	69,979
Shareholder communications	45,402	74,926	73,926	116,749
Stock based compensation	225,056	13,935	241,986	32,115
Travel and conferences	9,616	26,239	12,791	45,098
Write-down of mineral property interests	14,549	48,994	325,304	84,339
Interest and other income	(3,144)	(14,922)	(6,455)	(28,597)
	410,741	221,051	968,244	518,857
Gain on sale of investments	(825,735)	--	(825,735)	--
Earnings (loss) for the period	414,994	(221,051)	(142,509)	(518,857)
Deficit, beginning of period	(29,703,896)	(28,187,732)	(29,146,393)	(27,889,926)
Deficit, end of period	$(29,288,902)	$(28,408,783)	$(29,288,902)	$(28,408,783)
Earnings (loss) per share, basic	$ 0.02	$ (0.01)	$ (0.01)	$ (0.03)
Earnings (loss) per share, diluted	$ 0.02	$ (0.01)	$ (0.01)	$ (0.03)
Weighted average number of common shares outstanding - basic	21,736,832	20,330,353	21,326,618	20,313,701
Weighted average number of common shares outstanding – diluted	21,745,445	20,330,353	21,326,618	20,313,701

Six Months Ended January 31, 2006 Compared to Six Months Ended January 31, 2005

ValGold incurred a loss of $142,509, or a loss per share of $0.01 in the six months ended January 31, 2006, compared to a loss of $518,857, or loss per share of $0.03 in the six months ended January 31, 2005.

In early fiscal 2005 ValGold was exploring in China so there were foreign exchange risks associated with exploration in foreign jurisdictions. Certain of the Company's expenditures are also denominated in United States dollars. As a result, foreign exchange losses have decreased from $15,534 in fiscal 2005 to $1,130 in fiscal 2006. The United States dollar compared to the Canadian dollar was volatile throughout calendar 2005. The Company had a nominal balance of funds in United States dollars during both fiscal periods and with the volatility of the United States dollar, a significant portion of the foreign exchange loss relates to the funds held in United States dollars during the year and timing differences in payment and recording of foreign currency expenditures.

ValGold has entered into a mineral property acquisition in Venezuela, where many of the expenses will likely be incurred in United States dollars and Venezuelan bolivars, which will result in more foreign exchange risks and therefore, more timing and exchange risks related to expenditures in the foreign currencies.

Legal, accounting and audit expenses increased from $18,442 in fiscal 2005 to $80,365 in fiscal 2006. Audit fees have increased substantially in fiscal 2006, which accounts for the majority of the increase. Legal and accounting fees will likely increase over the balance of the fiscal year, as the costs related to due diligence and accounting transactions, planning and review of the Venezuela transaction proceeds.

Until July 31, 2004, ValGold paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as Chairman of the Company. During fiscal 2005, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation, as a termination payment. There were no fees paid in fiscal 2006.

Commencing August 2004 management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. Management fees paid in each fiscal period totalled $15,000.

Office and administration costs increased from $74,240 in fiscal 2005 to $129,306 in fiscal 2006. The office and administration costs include rent, shared office services and other costs related to administration of a public company. The costs have increased due to additional office space being used by ValGold consultants and employees.

Salaries and benefits have increased from $69,979 in fiscal 2005 to $85,719 in fiscal 2006. Salaries and benefits are primarily paid by LMC Management Services Ltd. ("LMC"), and as such, are activity based with levels of administrative activity changing with activity levels of the Company.

In fiscal 2005, there was $32,115 in stock-based compensation compared to $241,985 in fiscal 2006, calculated in accordance with the Black-Scholes option valuation model. Stock options granted in prior years were re-priced during the period, resulting in an increase in stock-based compensation during the period. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. The rates used for calculation of stock-based compensation are as follows: risk free interest rates – 2.2% to 3.7% (2005 2.3%); expected life of option – 3.7 to 8.0 years (2005 – 3 years); expected volatility – 52.9% to 128.0% (2005 – 84.7%).

Shareholder communications costs have decreased from $116,749 in fiscal 2005 to $73,926 in fiscal 2006. The Company utilizes the services of an investor relations' consultant. Fees paid to this consultant totalled $15,442 in fiscal 2005, compared to $33,000 in fiscal 2006. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information. The Company has attended fewer investor conferences in fiscal 2006, which is the major reason for the decrease in costs.

Travel and conference expenses have decreased from $45,098 in fiscal 2005 to $12,791 in fiscal 2006. The Company did not have booths at any investment conferences in fiscal 2006, compared to attendance at one investment trade show in London in fiscal 2005.

Property investigation costs have decreased from $45,574 in fiscal 2005 to a recovery of $9,147 in fiscal 2006. ValGold is presented with property submittals continually, and the submissions are reviewed for

possible acquisition. Costs vary from period to period depending on the level of due diligence and travel costs related to the properties reviewed and the property location. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired. Although the Venezuelan transaction has not yet been completed, $80,460 in property investigation costs had been incurred to January 31, 2006, which, as a result of the acquisition, were capitalized to mineral property interests. Also, in fiscal 2006, the Company has sent an invoice for a significant property investigation performed on a property held by a private company for reimbursement. Some of these costs were incurred in the year ended July 31, 2005, and are now to be reimbursed to the Company. The total reimbursement to be received subsequent to January 31, 2006, is expected to be $64,006.

Interest income of $28,597 in fiscal 2005 compares to $6,455 in fiscal 2006. Interest rates increased in fiscal 2006, but this increase has been offset by the declining cash balances held by the Company.

During the six months ended January 31, 2006, ValGold has sold 324,633 common shares of its long-term investment in Northern Orion Resources Inc. ("Northern Orion"), for a gain of $825,735. No shares were sold in fiscal 2005. Subsequent to January 31, 2006, ValGold has sold an additional 138,700 common shares of Northern Orion for a gain of approximately $510,000.

In fiscal 2006 the Company wrote off the balance of its Horseshoe and China properties for a total of $3,252, and the Roy-Can and Q-9 properties in Ontario, for a total of $322,051. In fiscal 2005, the Company wrote off the balance of the exploration costs incurred on the Jinzhuang property in China by $84,339.

1.5 Summary of Quarterly Results

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Moun-tain, On-tario	Jinz-huang and other, China	Nickel Claims, Mani-toba	Horse-shoe Property, British Columbia	Roycan, Q-9 and Other Proper-ties Ontario	Hunter Mine, Ontario	Garrison Property, Ontario	Conces-sions, Venezuela
Fiscal 2004								
Third Quarter	312,469	114,079	342,674	(18,646)	--	28,838	--	--
Fourth Quarter	391,443	32,500	18,193	15,860	639	355,027	--	--
Fiscal 2005								
First Quarter	106,114	194,296	(18,152)	39,902	--	103,414	--	--
Second Quarter	442,229	23,823	(315)	3,104	--	8,787	--	--
Third Quarter	481,411	714	73,676	173	175,821	12,251	--	--
Fourth Quarter	154,035	7,585	(7,168)	(10,858)	109,174	1,992	115,529	--
Fiscal 2006								
First Quarter	41,445	--	(373)	135	25,625	31,690	38,353	--
Second Quarter	29,258	3,117	(15,930)	--	11,431	1,164	326,389	80,460

Note 1: Property acquisition and exploration costs exclude the write-down of mineral property interests.

ValGold Resources Ltd.
Three and Six Months Ended
January 31, 2006

	Earnings (loss) per quarter	Fully diluted earnings (loss) per share	General and adminis-trative expenses	Gain (loss) on invest-ments and interest	Mineral property write-down (recovery)	Property investiga-tion costs	Stock-based compen-sation
Fiscal 2004							
Second Quarter	711,801	0.03	211,143	1,309,639	--	265	385,280
Third Quarter	(310,083)	(0.02)	196,882	(30,378)	--	63,640	19,183
Fourth Quarter	(818,239)	(0.04)	226,917	18,309	290,616	69,082	249,933
Fiscal 2005							
First Quarter	(297,806)	(0.02)	221,112	13,675	35,345	36,844	18,180
Second Quarter	(221,051)	(0.01)	164,314	14,922	48,994	8,730	13,935
Third Quarter	(427,004)[1]	(0.02)	225,538	10,812	337,965	19,764	17,512[1]
Fourth Quarter	(310,606)	(0.01)	260,313	7,097	(2,606)	49,714	4,107
Fiscal 2006							
First Quarter	(557,503)	(0.03)	173,938	3,311	310,755	59,191	16,930

[1] Stock-based compensation differs from the reported results in the third quarter of fiscal 2005, due to the cancellation of stock options that were granted in excess of the options available to be granted under the stock option plan.

Three Months Ended January 31, 2006 Compared to Three Months Ended January 31, 2005

In fiscal 2005, ValGold was exploring in China so there were some foreign exchange risk associated with exploration in this foreign jurisdiction. The China properties were written off in the year ended July 31, 2005, and to date in fiscal 2006, most corporate activities have been focused in Canada. Foreign exchange losses increased from a small gain of $720 in Q2 2005 to a loss of $665 in Q2 2006.

Legal, accounting and audit expenses increased from $4,285 in Q2 2005 to $47,756 in Q2 2006. Foreign property agreements and foreign legal and accounting costs were incurred in Q2 2006, with no comparative expense in Q2 2005. The Company's annual audit and tax filings were completed in Q2 2006, which also contributed to the increase. Legal, accounting and audit fees will likely be higher throughout the current fiscal year due to the proposed acquisition of mineral property interests in Venezuela.

Since August 2004 monthly management fees of $2,500 have been paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company.

Office and administration costs increased from $35,126 in Q2 2005 to $70,915 in Q2 2006. The office and administration costs include for rent, shared office services and other costs related to administration of a public company. Salaries and benefits have increased from $16,720 in Q2 2005 to $42,783 in Q2 2006. Administrative and accounting salaries were lower in the second quarter, as the audit was primarily completed in the first quarter of fiscal 2006. The full cost recovery surplus determined on an annual or semi-annual basis was larger in Q2 2005 than in Q2 2006, resulting in lower salary and benefit costs in Q2 2005.

Shareholder communications have decreased from $74,926 in Q2 2005 to $45,402 in Q2 2006. The Company utilizes the services of an investor relations' consultant. Fees paid to this consultant totalled $16,500 in Q2 2006 compared to $7,353 in Q2 2005. Shareholder communications also includes all costs associated with timely disclosure of information, including news dissemination services.

In Q2 2005, there was $13,935 in stock-based compensation compared to $225,056 in Q2 2006, calculated in accordance with the Black-Scholes option valuation model. Stock options granted in prior

years were re-priced and approved during the period, resulting in an increase in stock-based compensation during the period.

Travel and conference expenses have decreased from $26,239 in Q2 2005 to $9,616 in Q2 2006. The Company attended one local conference in Q2 2006.

Property investigation costs have changed from $8,730 in Q2 2005 to a recovery of $68,337 in Q2 2006. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired. Although the Venezuelan transaction has not yet been completed, $80,460 in property investigation costs had been incurred to January 31, 2006, which, as a result of the acquisition, were capitalized to mineral property interests. The Company has invoiced a private company for costs incurred in the year ended July 31, 2005, and in the six months ended January 31, 2006, for $64,006. Also, reimbursement of capitalized costs related to a portion of the nickel properties in Manitoba in the amount of $37,625 have been recorded in Q2 2006. There were no comparative expense recoveries in Q2 2005.

In fiscal 2006, ValGold sold 324,633 common shares of its investment in common shares of Northern Orion Resources Inc., for a gain of $825,735. No shares were sold in fiscal 2005. Interest income of $14,922 is higher in Q2 2005 due to interest rate increases and higher cash balances held throughout Q2 2005, compared to $3,144 in interest income in Q2 2006. The majority of the cash received on the Company's investment in shares was received late in Q2 2006.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At January 31, 2006, ValGold's working capital, defined as current assets less current liabilities, was $2,384,753, compared with working capital of $849,731 at July 31, 2005. This amount includes the book value of 558,700 shares of Northern Orion Resources Inc., at $777,218 in fiscal 2006, which was not included in working capital at July 31, 2005. ValGold sold 324,633 common shares of its investment in common shares of Northern Orion Resources Inc., for a gain of $825,735, and has reclassified its investment as a current asset to provide working capital for its exploration projects. Subsequent to January 31, 2006, the Company completed a private placement of 250,000 units at a price of $0.40 per unit. Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant is exercisable for one additional common share at an exercise price of $0.50 per share for a period of twelve months, expiring February 13, 2007. There were no finders' fees or commissions payable in relation to the private placement.

Investing Activities

At January 31, 2006, ValGold has capitalized $4,109,867 representing costs associated with the acquisition and exploration of its mineral property interests in Manitoba, Ontario and Venezuela. During the six months ended January 31, 2006, ValGold expended $548,138, after recoveries, on the acquisition and exploration of its mineral property interests. The Company has used $100,555 of its temporary investments to acquire and explore mineral property interests and for working capital needs.

1.7 Capital Resources

The Company has investments in a portfolio of mining companies. ValGold currently holds in marketable securities, 558,700 shares of Northern Orion Resources Inc., with a market value at January 31, 2006, of $2,564,433. ValGold also holds 665,000 common shares of Sultan Minerals Inc., 135,000 common shares of Cream Minerals Ltd., 400,000 common shares of Emgold Mining Corporation and 50,000 common shares of Mediterranean Minerals Corp. at a total book value of $167,400. The market value of these shares at January 31, 2006, is $354,300.

On December 30, 2005, ValGold completed a flow-through private placement of up to 1,467,333 units at a price of $0.225, each unit comprised of one flow-through share and one share purchase warrant, exercisable for two years, at a price of $0.40. ValGold issued 98,250 finder's fee unit warrants, each finder's fee unit warrant exercisable at a price of $0.225 for a period of 24 months from the date of issue to receive one non-flow-through common share in the capital of ValGold and one non-transferable non-flow-through share purchase warrant ("Finder's Fee Warrant"). Each Finder's Fee Warrant will be exercisable at $0.40 for a period of 24 month from the date of issue of the finder's fee unit warrant to receive one additional non-flow-through common share.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions With Related Parties

Services provided by:	Six months ended January 31, 2006	2005
Lang Mining Corporation, management fee	$ --	$ 30,000
LMC Management Services Ltd. (a)	208,578	157,991
Glencoe Management Ltd. (c)	15,000	15,000
PGC Consulting Ltd. (d)	58,750	--
Legal fees (e)	40,936	13,788

Balances receivable from (payable to) (g):	January 31, 2006	July 31, 2005
LMC Management Services Ltd. (a)	$ 97,997	$ 128,401
Total balances receivable	97,997	128,401
Directors (g)	(8,400)	(32,170)
Glencoe Management Ltd. (c)	(2,675)	(2,675)
PGC Consulting Ltd. (d)	(16,987)	(18,623)
DuMoulin Black (e)	(19,197)	(6,000)
Total balances payable	$ (47,259)	$ (59,468)

(a) Since August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Fees are paid to non-executive directors on a quarterly basis, and for meetings attended during the quarter. Reimbursable expenses of $10,950 payable to one director are also included.

(c) Glencoe Management Ltd. is a private company controlled by the Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(d) PGC Consulting Ltd. is a private company controlled by an officer of the Company.

(e) Legal fees were paid to a law firm of which a director is associate counsel.

(f) Balances receivable from related parties are non-interest bearing and due on demand.

(g) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at January 31, 2006, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

None.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of March 30, 2006, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at March 30, 2006

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

23,052,281 common shares are issued and outstanding

Stock Options and Warrants Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,050,000	0.25[1]	January 25, 2011
260,000	0.25	January 25, 2011
100,000	0.25[1]	July 18, 2011
620,000	0.25	December 20, 2012
725,000	0.25[1]	November 14, 2013
240,000	0.25	November 14, 2013
100,000	0.25[1]	January 19, 2014
590,000	0.25[1]	July 27, 2009
410,000	0.25	July 27, 2009
100,000	0.25[1]	April 26, 2010
4,195,000		

1. Repriced to $0.25 on October 13, 2005, and approved by disinterested shareholders at the Company's Annual General Meeting held in January 2006.

Number of Warrants	Exercise Price ($)	Expiry Dates
1,847,000	0.40	October 8, 2007
1,467,333	0.40	December 30, 2007
98,250	0.225[2]	December 30, 2007
98,250	0.40	December 30, 2007
125,000	0.50	February 13, 2007
3,635,893		

[2] Each finder's fee unit warrant is exercisable at a price of $0.225 for a period of 24 months from the date of issue to receive one non-flow-through common share in the capital of the Company and one non-transferable non-flow-through share purchase warrant.

During the six months ended January 31, 2006, 182,200 share purchase warrants, exercisable at a price of $0.40, expired unexercised, and the expiry date of 1,847,000 warrants was extended from October 10, 2005, to October 10, 2007. There were 350,000 share purchase warrants at a price of $0.70, expiring December 18, 2005, that expired, unexercised.

Other Information

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

The Company's independent auditor has not performed a review of these interim financial statements.

VALGOLD RESOURCES LTD.
(an exploration stage company)
FINANCIAL STATEMENTS
JANUARY 31, 2006 and 2005
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these interim financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Balance Sheets
(Unaudited – prepared by management)

	January 31, 2006	July 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 1,262,519	$ 18,103
Temporary investments	303,000	695,987
Marketable securities (Note 4)	777,218	--
Due from related parties (Note 7)	97,997	128,401
Accounts receivable and prepaids	209,687	145,192
	2,650,421	987,683
Investments (Note 4)	167,401	1,396,101
Equipment (Note 5)	11,113	12,694
Mineral property interests (Notes 3 and 11)	4,109,867	3,862,406
	$ 6,938,802	$ 6,258,884
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 218,409	$ 78,484
Due to related parties (Note 7)	47,259	59,468
	265,668	137,952
Shareholders' equity		
Share capital (Note 6)	34,859,015	34,528,912
Share subscriptions	100,000	--
Contributed surplus	1,003,021	738,413
Deficit	(29,288,902)	(29,146,393)
	6,673,134	6,120,932
	$ 6,938,802	$ 6,258,884

Subsequent events (Notes 3 and 10)

See accompanying notes to financial statements.

Approved by the Directors

"Kenneth Yurichuk"

Kenneth Yurichuk
Director

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these interim financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Statements of Operations and Deficit

	Three months ended January 31,		Six months ended January 31,	
	2006	**2005**	**2006**	**2005**
Expenses				
Amortization	$ 160	$ 228	$ 319	$ 384
Foreign exchange	665	(720)	1,130	15,534
Legal, accounting and audit	47,576	4,295	80,365	18,442
Management and consulting fees	25,500	7,500	33,000	45,000
Office and administration	70,915	35,126	129,307	74,240
Property investigations	(68,337)	8,730	(9,147)	45,574
Salaries and benefits	42,783	16,720	85,719	69,979
Shareholder communications	45,402	74,926	73,926	116,749
Stock-based compensation	225,056	13,935	241,985	32,115
Travel and conferences	9,616	26,239	12,791	45,098
Write-down of mineral property interests	14,549	48,994	325,304	84,339
Interest and other income	(3,144)	(14,922)	(6,455)	(28,597)
	410,741	221,051	968,244	518,857
Gain on sale of investments	(825,735)	--	(825,735)	--
Earnings (loss) for the period	414,994	(221,051)	(142,509)	(518,857)
Deficit, beginning of period	(29,703,896)	(28,187,732)	(29,146,393)	(27,889,926)
Deficit, end of period	$(29,288,902)	$(28,408,783)	$(29,288,902)	$(28,408,783)
Earnings (loss) per share, basic	$ 0.02	$ (0.01)	$ (0.01)	$ (0.03)
Earnings (loss) per share, diluted	$ 0.02	$ (0.01)	$ (0.01)	$ (0.03)
Weighted average number of common shares outstanding - basic	21,736,832	20,330,353	21,326,618	20,313,701
Weighted average number of common shares outstanding – diluted	21,745,445	20,330,353	21,326,618	20,313,701

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Statements of Cash Flows

	Three months ended January 31, 2006	Three months ended January 31, 2005	Six months ended January 31, 2006	Six months ended January 31, 2005
Cash provided by (used for):				
Operations				
Earnings (loss) for the period	$ 414,994	$ (221,051)	$ (142,509)	$ (518,857)
Items not involving cash				
Amortization	160	228	319	384
Stock-based compensation	225,056	13,935	241,985	32,115
Gain on sale of investment	(825,735)	--	(825,735)	--
Accrued interest on temporary investments	(1,000)	(2,190)	(1,000)	(9,361)
Write down of mineral property interests	14,549	48,994	325,303	84,339
Changes in non-cash working capital				
Restricted cash	--	296,512	--	--
Accounts receivable and prepaids	(110,476)	6,672	(64,495)	72,925
Due from related parties	16,330	(40,585)	18,195	(53,447)
Accounts payable and accrued liabilities	128,462	(127,053)	139,925	(539,698)
	(137,660)	(24,538)	(308,012)	(931,600)
Investing activities				
Mineral property interests				
Acquisition costs	24,705	--	14,087	(25,191)
Exploration and development costs	(451,510)	(477,027)	(562,225)	(850,461)
Purchase of equipment	(37)	(1,836)	(788)	(1,836)
Proceeds from sale of investments	1,277,217	--	1,277,217	--
Change in temporary investments	100,555	77,450	393,987	1,313,599
	950,930	(401,413)	1,122,278	436,111
Financing activities				
Common shares issued for cash	330,150	39,600	330,150	486,200
Share subscriptions	100,000	--	100,000	--
	430,150	39,600	430,150	486,200
Increase (decrease) in cash and cash equivalents during the period	1,243,420	(386,351)	1,244,416	(9,289)
Cash and cash equivalents, beginning of period	19,099	427,463	18,103	50,401
Cash and cash equivalents, end of period	$ 1,262,519	$ 41,112	$ 1,262,519	$ 41,112

Supplementary cash flow information (Note 9)

The Company's independent auditor has not performed a review of these interim financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Financial Statements
Six months ended January 31, 2006 and 2005
(Unaudited – prepared by management)

1. **Basis of presentation:**

The accompanying financial statements for the interim periods ended January 31, 2006 and 2005, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited financial statements for the year ended July 31, 2005.

2. **Nature of operations:**

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is currently in the business of exploration and development of mineral properties in Canada.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

3. **Mineral property interests:**

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	January 31, 2006 Total Costs	July 31, 2005 Total Costs
Tower Mountain	$ 138,274	$ 2,359,489	$ 2,497,763	$ 2,427,060
Manitoba Properties (e)	233,324	246,369	479,693	495,996
Hunter Gold Mine (a)	75,045	496,635	571,680	538,826
Roy-Can and Q9 (b, c)	--	--	--	284,995
Garrison (d)	110,000	370,271	480,271	115,529
Venezuela Properties (f)	--	80,460	80,460	--
	$ 556,643	$ 3,553,224	$ 4,109,867	$ 3,862,406

3. Mineral property interests (continued):

(a) Hunter Gold Mine, Ontario

In July 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. The property consists of seven contiguous patented claims and one staked claim in the Third Concession, Lots 9 and 10 in Whitney Township, Ontario. Under the terms of the agreement, the Company has agreed to make total cash payments of $50,000 ($20,000 paid) and issue 325,000 common shares (165,000 issued) to the optionor over a five-year period. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% net smelter return royalty ("NSR") from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

Subsequent to January 31, 2006, the Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"), to dispose of up to 80% of the Company's interest in the property. Under the terms of the option agreement Brigadier can earn an initial 50% of the Company's interest in the property by issuing to the Company 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years. Brigadier must spend a minimum of $250,000 on exploration in the first year and issue 425,000 common shares upon regulatory approval and a second tranche of 425,000 shares on the first anniversary of regulatory approval. A further 30% of the Company's interest may be earned upon completion of the share issuances and commitments above, by completing a bankable feasibility study on or before December 31, 2010.

(b) Roy-Can Property, Ontario

In January 2005, the Company entered into an option agreement to earn an initial 60% interest in the Roy-Can Property located near Thunder Bay, Ontario. Under the terms of the agreement, the Company was to make payments to the optionor of $220,000 ($20,000 paid) and issue 200,000 common shares (60,000 issued) over four years, and expend $2,500,000 on exploration prior to December 31, 2008. The Company evaluated the results of the exploration work completed on the property to date and determined that the exploration results did not meet with its expectations and as a result has written off the property by $186,344, and on December 14, 2005, returned the property to the optionors.

(c) Q-9 Property, Ontario

In January 2005, the Company entered into an option agreement to earn an initial 60% interest in the Q-9 Property located near Thunder Bay, Ontario, by making cash payments totalling $75,000 ($15,000 paid) and issuing 200,000 common shares (60,000 issued) to the optionor over four years. In addition, the Company was to incur exploration expenses of $500,000 prior to December 31, 2008. The Company evaluated the results of the exploration work completed on the property to date and determined that the exploration results did not meet with its expectations and as a result has written off the property by $124,276, and on December 14, 2005, returned the property to the optionors.

3. Mineral property interests (continued):

(d) Garrison Project, Ontario

In June 2005, the Company acquired 100% in 35 claims, known as the Garrison Project, located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in northern Ontario for a one-time cash payment of $110,000.

(e) MEL 223B (Attwood Lake), Manitoba

In October 2005, the Company entered into an option agreement to acquire 100% of the MEL 223B property located near Attwood Lake in north-western Manitoba by making cash payments totalling $55,688 ($6,500 paid) and issuing 250,000 common shares (50,000 issued) to the optionor over four years. Upon completion of the cash and share payments, the property will be subject to a 3.0% NSR, which may be reduced to 1.5% by a payment of $1,000,000 to the optionor prior to the commencement of commercial production.

(f) Venezuela Properties

The Company has entered into a memorandum of understanding with a group of three private companies under which the Company may acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly owns twenty-seven exploration licenses (the "Venezuela Properties") covering approximately 1,300 square kilometers in Bolivar State, Venezuela. The acquisition is subject to regulatory approval. Shareholder approval was received at a Special Meeting held on February 28, 2006.

The acquisition would be accomplished in two phases. Initially, the Company would advance US$500,000 cash and issue 5,000,000 common shares (having a deemed value for purposes of the agreement of US$0.20 per share) as consideration for acquiring the sole and exclusive right and option (the "Option") to purchase the shares of Honnold Corp. The cash and shares are to be advanced immediately following approval of the transaction and the Option would be exercisable at any time up to July 9, 2007.

To exercise the Option, the Company is required to pay the optionors an additional US$1,500,000 in cash and issue additional common shares having a deemed value of US$5,000,000. The deemed per share value of the shares issuable to exercise the Option is to be calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event shall be not less than US$0.20.

The optionors will retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors would also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee will be payable upon the approval of the acquisition. The fee is 5% of the value of the acquisition to be paid in two installments. The first will be due immediately following shareholder and regulatory approval, by the issuance of 375,000 common shares at a deemed value of US$0.20 per share. The second installment will be due upon exercise of the Option.

3. Mineral property interests (continued):

(g) Big Claims, Manitoba

In December 2002, the Company entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba. The option allows the Company to obtain a 70% interest in the property by making total payments to the optionor of $60,000 in cash ($35,000 paid), and issuing 200,000 common shares (150,000 issued) over a 36-month period. In April 2004, the Company entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Diamonds") to acquire, initially, a 51% undivided interest in the Big Claims (the "Big First Option"); and, secondly, subject to and conditional upon the exercise of the Big First Option, a 19% undivided interest in the Property (the "Big Second Option") in addition to the 51% interest; and, thirdly, subject to and conditional upon the exercise of the Big Second Option, an additional 5% (the "Big Third Option"). In order to exercise the Big First Option, BHP Diamonds must satisfy the first year's conditions of the abovementioned Big Claim option agreement; assume, pay and complete all of the Company's obligations under the Big Claim option with the exception of the share issuances; and, on or before January 16, 2006, reimburse the Company for 70% of the value of its share issuances and 150% of all of its cash payments and expenditures. The Company expects to recover $51,275 in acquisition costs from BHP Diamonds pursuant to the option agreement in the fiscal year ended July 31, 2006. Subsequent to January 31, 2006, the Company issued the final 50,000 common shares at a price of $0.39 and made the final cash payment of $25,000 to the optionor of the property pursuant to the option agreement.

(h) Option payments

During the year ending July 31, 2006, the Company is required to make cash payments totalling $154,833, and issue 191,667 common shares to maintain its current mineral property interests. This does not include the cash and share payments to be made relating to the acquisition of the mineral properties located in Venezuela. During the six months ended January 31, 2006, the Company has made cash payments of $16,500 and issued 105,000 common shares pursuant to its option agreements. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the agreements in good standing until all payments are made and the property is vested.

The Company's independent auditor has not performed a review of these interim financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Financial Statements
Six months ended January 31, 2006 and 2005
(Unaudited – prepared by management)

4. **Investments:**

	Number of Shares	Net Book Value January 31, 2006	Market Value January 31, 2006
Emgold Mining Corporation (Note 7(g))	400,000	$ 40,000	$ 184,000
Sultan Minerals Inc. (Note 7(g))	665,000	99,750	116,375
Cream Minerals Ltd. (Note 7(g))	135,000	25,650	52,650
Mediterranean Minerals Corp. (formerly Manhattan Minerals Corp.)	50,000	2,000	1,275
LMC Management Services Ltd. (Note 7(a))	1	1	1
		$ 167,401	$ 354,301

	Number of Shares	Net Book Value July 31, 2005	Market Value July 31, 2005
Emgold Mining Corporation (Note 7(g))	400,000	$ 40,000	$ 140,000
Sultan Minerals Inc. (Note 7(g))	665,000	99,750	69,825
Cream Minerals Ltd. (Note 7(g))	135,000	25,650	22,950
Mediterranean Minerals Corp. (formerly Manhattan Minerals Corp.)	50,000	2,000	--
LMC Management Services Ltd. (Note 7(a))	1	1	1
Northern Orion Resources Inc.	883,333	1,228,700	2,658,832
		$ 1,396,101	$ 2,891,608

Investments in marketable securities are reviewed periodically, and are written down to management's assessment of the market value. The shares held are very volatile, and the July 31, 2005, value is not indicative of the shares' market values throughout the period. During the six months ended January 31, 2006, the Company sold 324,633 common shares of Northern Orion Resources Inc. with a book value of $451,599. Subsequent to January 31, 2006, the Company holds 558,700 common shares of Northern Orion Resources Inc., with a book value of $777,218 (market value - $2,564,433, which has been reclassified in marketable securities at January 31, 2006.

5. **Equipment:**

	Cost	Accumulated Depreciation	Net Book Value January 31, 2006	Net Book Value July 31, 2005
Office equipment	$ 3,192	$ 1,197	$ 1,995	$ 2,314
Computer equipment	1,836	765	1,071	1,377
Field equipment	10,736	2,689	8,047	9,003
	$ 15,764	$ 4,651	$ 11,113	$ 12,694

The cost of equipment at July 31, 2005, was $14,974.

The Company's independent auditor has not performed a review of these interim financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Financial Statements
Six months ended January 31, 2006 and 2005
(Unaudited – prepared by management)

6. **Share capital:**

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

	Number of Shares	Amount
Balance, July 31, 2005	21,159,948	$34,528,912
Issued for mineral property interests		
Hunter Mine	55,000	14,575
MEL 223B	50,000	8,000
Private placement of flow-through shares, less issue costs	1,467,333	307,528
Balance, January 31, 2006	22,732,281	$34,859,015

The Company completed a flow-through private placement of 1,467,333 units at a price of $0.225, each unit comprised of one flow-through share and one share purchase warrant exercisable for two years, at a price of $0.40. The Company issued 98,250 finder's fee unit warrants. Each finder's fee unit warrant is exercisable at a price of $0.225 for a period of 24 months from the date of issue to receive one non-flow-through common share in the capital of the Company and one non-transferable non-flow-through share purchase warrant. Each finder's fee warrant will be exercisable at $0.40 for a period of 24 month from the date of issue of the finder's fee unit warrant to receive one additional non-flow-through common share in the capital of the Company.

(c) Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 4,178,500 stock options. In addition, options may be issued in exchange for goods or services. Certain options were granted prior to the adoption of the current stock option plan.

Summaries of the changes in stock options for the six months ended January 31, 2006, are presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2005	4,345,000	$0.44
Cancelled	(150,000)	$0.43
Balance, January 31, 2006	4,195,000	$0.25
Vested at January 31, 2006	4,195,000	$0.25

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Financial Statements
Six months ended January 31, 2006 and 2005
(Unaudited – prepared by management)

6. Share capital (continued):

(c) Stock options (continued)

During the six months ended January 31, 2006, the Company reduced the price of 3,235,000 previously granted stock options with prices ranging from $0.28 to $0.64 to a price of $0.25, with no change in the expiry dates or other terms of the stock options. This represents an increase in value to the option holder. The change in value of $241,986 related to the change in price for employee and consultant stock options has been recorded in the statement of operations and deficit.

The following table summarizes information about the stock options outstanding at January 31, 2006:

Number Outstanding and Exercisable at January 31, 2006	Remaining Contractual Life	Exercise Price
1,310,000	5.0 years	$0.25
100,000	5.5 years	$0.25
620,000	6.9 years	$0.25
965,000	7.8 years	$0.25
100,000	8.0 years	$0.25
1,000,000	3.5 years	$0.25
100,000	4.2 years	$0.25
4,195,000		

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Six months ended January 31,	
	2006	2005
Risk free interest rate	2.2%-3.7%	2.3%
Expected life (years)	3.0-8.0	3.0
Expected volatility	52.9%-128.0%	84.7%
Weighted average fair value per option grant	$0.07	$0.26

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility so the Company uses historical volatility rates to arrive at an estimate. Changes in the subjective input assumptions can materially affect the fair value estimate of stock options granted. The value of stock options charged to contributed surplus in the period ended January 31, 2006, was $241,985 (2005 – $32,115).

The Company's independent auditor has not performed a review of these interim financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Financial Statements
Six months ended January 31, 2006 and 2005
(Unaudited – prepared by management)

6. Share capital (continued):

(d) Warrants

As at January 31, 2006, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,847,000	$0.40	October 8, 2007
1,467,333	$0.40	December 30, 2007
98,250*	$0.23	December 30, 2007
98,250	$0.40	December 30, 2007
3,510,833		

* Each finder's fee unit warrant is exercisable at a price of $0.225 for a period of 24 months from the date of issue to receive one non-flow-through common share in the capital of the Company and one non-transferable non-flow-through share purchase warrant.

All share purchase warrants outstanding at January 31, 2006, were issued in connection with financings made by private placements. During the six months ended January 31, 2006, 182,200 share purchase warrants, exercisable at a price of $0.40, expired unexercised, and the expiry date of 1,847,000 warrants was extended from October 10, 2005, to October 10, 2007. There were 350,000 share purchase warrants at a price of $0.70, expiring December 18, 2005, that expired, unexercised.

7. Related party transactions and balances:

	Six months ended January 31,	
Services provided by:	2006	2005
Lang Mining Corporation, management fee	$ --	$ 30,000
LMC Management Services Ltd. (a)	208,578	157,991
Glencoe Management Ltd. (c)	15,000	15,000
PGC Consulting Ltd. (d)	58,750	--
Legal fees (e)	40,936	13,788

Balances receivable from (payable to) (g):	January 31, 2006	July 31, 2005
LMC Management Services Ltd. (a)	$ 97,997	$ 128,401
Total balances receivable	97,997	128,401
Directors (g)	(8,400)	(32,170)
Glencoe Management Ltd. (c)	(2,675)	(2,675)
PGC Consulting Ltd. (d)	(16,987)	(18,623)
DuMoulin Black (e)	(19,197)	(6,000)
Total balances payable	$ (47,259)	$ (59,468)

The Company's independent auditor has not performed a review of these interim financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Financial Statements
Six months ended January 31, 2006 and 2005
(Unaudited – prepared by management)

7. Related party transactions and balances (continued):

(a) Since August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Fees are paid to non-executive directors on a quarterly basis, and for meetings attended during the quarter. Reimbursable expenses of $10,950 payable to one director are also included.

(c) Glencoe Management Ltd. is a private company controlled by the Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(d) PGC Consulting Ltd. is a private company controlled by an officer of the Company.

(e) Legal fees were paid to a law firm of which a director is associate counsel.

(f) Balances receivable from related parties are non-interest bearing and due on demand.

(g) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

8. Comparative figures:

Where necessary, comparative figures have been restated to conform to the current period's presentation.

9. Supplementary cash flow information:

During the six months ended January 31, 2006 and 2005, the Company conducted non-cash investing activities as follows:

		2006		2005
Shares issued for mineral property interests	$	22,575	$	27,550
Valuation of finder's fee unit warrants	$	22,622	$	--

10. Subsequent events:

Subsequent to January 31, 2006, the Company:

(a) completed a non-brokered private placement of 250,000 units at a price of $0.40 for gross proceeds of $100,000. Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant is exercisable for one additional common share at an exercise price of $0.50 per share for a period of twelve months, expiring February 13, 2007. There were no finders' fees or commissions payable in relation to the private placement.

(b) issued 20,000 common shares at a price of $0.37 pursuant to an option agreement on Freehold Parcels 5172 and 5795 in Ontario, which are included in the Tower Mountain mineral property interest.

The Company's independent auditor has not performed a review of these interim financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 11: Interim Schedule of Mineral Property Interests
Six months ended January 31, 2006
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Manitoba Nickel Properties	Horseshoe Property, British Columbia	Roy-Can and Q-9 Properties, Ontario	Garrison Property, Ontario	China Properties	Venezuela Properties	Total Mineral Property Interests Jan. 31, 2006
Acquisition costs									
Balance, beginning of period	$ 137,656	$ 50,470	$ 250,029	$ --	$ 113,860	$ 110,000	-$ --	$ --	$ 662,015
Incurred during the period	618	24,575	(16,705)	--	--	--	--	--	8,488
	138,274	75,045	233,324	--	113,860	110,000	--	--	670,503
Write-down of mineral property interests	--	--	--	--	(113,860)	--	--	--	(113,860)
Balance, end of period	138,274	75,045	233,324	--	--	110,000	--	--	556,643
Exploration and development costs									
Incurred during the period									
Assays and analysis	3,835	44	--	--	763	12,530	--	188	17,360
Drilling	3,401	4,502	--	--	--	223,235	--	--	231,138
Geological and geophysical	47,644	3,658	406	120	28,877	88,779	3,117	43,652	216,253
Site activities	2,022	75	(4)	15	660	1,135	--	789	4,692
Travel and accommodation	616	--	--	--	6,756	38,854	--	35,831	82,057
Trenching	12,567	--	--	--	--	209	--	--	12,776
	70,085	8,279	402	135	37,056	364,742	3,117	80,460	564,276
Balance, beginning of period	2,289,404	488,356	245,967	--	171,135	5,529	--	--	3,200,391
Write-down of mineral property interests	--	--	--	(135)	(208,191)	--	(3,117)	--	(211,443)
Balance, end of period	2,359,489	496,635	246,369	--	--	370,271	--	80,460	3,553,224
Total Mineral Property Interests	$ 2,497,763	$ 571,680	$ 479,693	$ --	$ --	$ 480,271	$ --	$ 80,460	$ 4,109,867

The Company's independent auditor has not performed a review of these interim financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 11: Schedule of Mineral Property Interests
Year ended July 31, 2005
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	China Properties	Manitoba Nickel Properties	Horseshoe Property, British Columbia	Roy-Can and Q-9 Properties, Ontario	Garrison Property, Ontario	Total Mineral Property Interests July 31, 2005
Acquisition costs								
Balance, beginning of year	$ 133,364	$ 22,650	$ --	$ 168,022	$ 20,022	$ --	$ --	$ 344,058
Incurred during the year	55,167	27,820	7,946	82,007	20,528	113,860	110,000	417,328
	188,531	50,470	7,946	250,029	40,550	113,860	110,000	761,386
Write-down of mineral property interests	(50,875)	--	(7,946)	--	(40,550)	--	--	(99,371)
Balance, end of year	137,656	50,470	--	250,029	--	113,860	110,000	662,015
Exploration and development costs								
Incurred during the year								
Assays and analysis	78,556	14,309	8,968	--	1,090	239	--	103,162
Drilling	593,760	55,656	82,653	--	14,340	--	--	746,409
Geological and geophysical	357,178	23,147	92,162	3,325	--	133,588	4,512	613,912
Site activities	29,931	2,025	4,331	2,630	574	1,245	27	40,763
Travel and accommodation	51,074	3,487	30,358	342	6,716	36,063	990	129,030
Trenching	18,123	--	--	--	--	--	--	18,123
Government assistance	--	--	--	(40,263)	(10,927)	--	--	(51,190)
	1,128,622	98,624	218,472	(33,966)	11,793	171,135	5,529	1,600,209
Balance, beginning of year	1,180,357	389,732	8,156	279,933	62,331	--	--	1,920,509
Write-down of mineral property interests	(19,575)	--	(226,628)	--	(74,124)	--	--	(320,327)
Balance, end of year	2,289,404	488,356	--	245,967	--	171,135	5,529	3,200,391
Total Mineral Property Interests	$ 2,427,060	$ 538,826	$ --	$ 495,996	$ --	$ 284,995	$ 115,529	$ 3,862,406